RALPH LAUREN

2019 PROXY STATEMENT
AND NOTICE OF ANNUAL MEETING



"Our Company is built not on what we did yesterday or even today, but what we dream of for tomorrow."

Ralph Lauren

A MESSAGE FROM OUR EXECUTIVE CHAIRMAN AND CHIEF CREATIVE OFFICER AND OUR PRESIDENT AND CHIEF EXECUTIVE OFFICER

DEAR STOCKHOLDER:

You are cordially invited to join our 2019 Annual Meeting of Stockholders to be held on Thursday, August 1, 2019 at 9:30 a.m., Eastern Time. Our Annual Meeting will be a "virtual meeting" of stockholders, which will be conducted exclusively online via live webcast. By hosting our meeting virtually, we are able to expand participant access, improve communication with our stockholders, and reduce costs. This approach also enables participation from our global community and aligns with our strategic corporate goal to lead with digital and our broader sustainability goals.

Your vote is very important. Whether you plan to participate in the Annual Meeting or not, please be sure to vote. Information concerning the matters to be considered and voted upon at the 2019 Annual Meeting is set out in the attached Notice of 2019 Annual Meeting and Proxy Statement.

Reflecting on the first year of delivering against our Next Great Chapter strategy, we are encouraged by the momentum we are building. We outperformed our commitments across core metrics, including revenue, quality of sales, operating income, and earnings per share. We returned to revenue growth one year ahead of plan, average unit retail was better than we expected across all regions and channels, and we saw particular strength across our international regions and core product categories as we invested in product, marketing, and distribution. What drove these results was consistent focus and strong execution across each of our five strategic priorities:

- **Win over a new generation of consumers**

- **Energize our core products and build high value, under-developed categories**

- **Drive targeted expansion in our regions and channels**

- **Lead with digital across all we do**

- **Operate with discipline to fuel growth**

Looking ahead, we remain focused on delivering long-term, sustainable growth and value creation by consistently placing the consumer at the center of our business, elevating and energizing our brands, and balancing growth and productivity across each of these areas.

Our Purpose is to inspire the dream of a better life through authenticity and timeless style. Everything we do – from the products we deliver to the experiences we create at our fashion shows, stores, and restaurants around the world – is an expression of this Purpose that has driven our brand for more than 50 years and will continue to inspire our everyday.

Thank you for your ongoing support and continued interest in our Company. We look forward to engaging at our 2019 Annual Meeting.

   

Ralph Lauren
Executive Chairman and
Chief Creative Officer

Patrice Louvet
President and
Chief Executive Officer

New York, New York
June 21, 2019



RALPH LAUREN CORPORATION

NOTICE OF 2019 ANNUAL MEETING OF STOCKHOLDERS

PURPOSE OF THE MEETING

The 2019 Annual Meeting of Stockholders of Ralph Lauren Corporation, a Delaware corporation, will be held virtually via live webcast on Thursday, August 1, 2019, at 9:30 a.m., Eastern Time, at *www.virtualshareholdermeeting.com/RL2019*, or at any postponement or adjournment of the meeting, for the following purposes:

1. To elect 14 directors to serve until the 2020 Annual Meeting of Stockholders;

2. To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending March 28, 2020;

3. To approve, on an advisory basis, the compensation of our named executive officers and our compensation philosophy, policies, and practices as described herein;

4. To adopt the Company's 2019 Long-Term Stock Incentive Plan; and

5. To transact such other business as may properly come before the meeting and any adjournments or postponements thereof.

The foregoing items of business are described more fully in the accompanying Proxy Statement. Only holders of record of the Company's Class A and Class B Common Stock at the close of business on June 3, 2019 are entitled to notice of, and to vote at, the 2019 Annual Meeting of Stockholders and any adjournments or postponements thereof.

NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS

We will be using the Securities and Exchange Commission's Notice and Access model, which allows us to make the proxy materials available on the Internet, as the primary means of furnishing proxy materials to stockholders. On or about June 21, 2019, we will mail to all stockholders a Notice of Internet Availability of Proxy Materials, which contains instructions for accessing our proxy materials on the Internet and voting by telephone or on the Internet. The Notice of Internet Availability of Proxy Materials also contains instructions for requesting a printed set of proxy materials. The Proxy Statement, Annual Report on Form 10-K for the fiscal year ended March 30, 2019, and Notice of Annual Meeting are available at: *http://investor.ralphlauren.com*.

YOUR VOTE IS IMPORTANT

Please vote promptly by signing, dating, and returning the enclosed proxy card or voting by telephone or on the Internet by following the instructions on your Notice of Internet Availability of Proxy Materials. In the event that a stockholder decides to participate in the online meeting, such stockholder may, if so desired, revoke the proxy by voting those shares when joining the meeting.

By Order of the Board of Directors,



AVERY S. FISCHER

Executive Vice President, General Counsel, and Secretary

New York, New York
June 21, 2019



SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains, and oral statements made at the 2019 Annual Meeting of Stockholders and elsewhere from time to time by our representatives may contain, certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include the statements regarding, among other things, our current expectations about the Company's future results and financial condition, revenues, store openings and closings, employee reductions, margins, expenses, earnings, and citizenship and sustainability goals and are indicated by words or phrases such as "anticipate," "estimate," "expect," "project," "we believe," "can," "will," and similar words or phrases. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from the future results, performance or achievements expressed in or implied by such forward-looking statements. Forward-looking statements are based largely on the Company's expectations and judgments and are subject to a number of risks and uncertainties, many of which are unforeseeable and beyond our control. The factors that could cause actual results to materially differ include, among others: the loss of key personnel, including Mr. Ralph Lauren, or other changes in our executive and senior management team or to our operating structure, and our ability to effectively transfer knowledge during periods of transition; our ability to successfully implement our long-term growth strategy; our ability to continue to expand and grow our business internationally and the impact of related changes in our customer, channel, and geographic sales mix as a result, as well as our ability to accelerate growth in certain product categories; our ability to open new retail stores and concession shops, as well as enhance and expand our digital footprint and capabilities, all in an effort to expand our direct-to-consumer presence; our ability to respond to constantly changing fashion and retail trends and consumer demands in a timely manner, develop products that resonate with our existing customers and attract new customers, and execute marketing and advertising programs that appeal to consumers; our ability to effectively manage inventory levels and the increasing pressure on our margins in a highly promotional retail environment; our ability to continue to maintain our brand image and reputation and protect our trademarks; our ability to competitively price our products and create an acceptable value proposition for consumers; the impact to our business resulting from changes in consumers' ability, willingness, or preferences to purchase discretionary items and luxury retail products, which tends to decline during recessionary periods, and our ability to accurately forecast consumer demand, the failure of which could result in either a build-up or shortage of inventory; our ability to achieve anticipated operating enhancements and cost reductions from our restructuring plans, as well as the impact to our business resulting from restructuring-related charges, which may be dilutive to our earnings in the short term; the impact to our business resulting from potential costs and obligations related to the early closure of our stores or termination of our long-term, non-cancellable leases; a variety of legal, regulatory, tax, political, and economic risks, including risks related to the importation and exportation of products which our operations are currently subject to, or may become subject to as a result of potential changes in legislation, and other risks associated with our international operations, such as compliance with the Foreign Corrupt Practices Act or violations of other anti-bribery and corruption laws prohibiting improper payments, and the burdens of complying with a variety of foreign laws and regulations, including tax laws, trade and labor restrictions, and related laws that may reduce the flexibility of our business; the potential impact to our business resulting from the imposition of additional duties, tariffs, taxes, and other charges or barriers to trade, including those resulting from current trade developments with China and the related impact to global stock markets, as well as our ability to implement mitigating sourcing strategies; the impact to our business resulting from the United Kingdom's decision to exit the European Union and the uncertainty surrounding the terms and conditions of such a withdrawal, as well as the related impact to global stock markets and currency exchange rates; the impact to our business resulting from increases in the costs of raw materials, transportation, and labor, including wages, healthcare, and other benefit-related costs; our ability to secure our facilities and systems and those of our third-party service providers from, among other things, cybersecurity breaches, acts of vandalism, computer viruses, or similar Internet or email events; our efforts to successfully enhance, upgrade, and/or transition our global information technology systems and digital commerce platforms; changes in our tax obligations and effective tax rate due to a variety of other factors, including potential additional changes in U.S. or foreign tax laws and regulations, accounting rules, or the mix and level of earnings by jurisdiction in future periods that are not currently known or anticipated;

our exposure to currency exchange rate fluctuations from both a transactional and translational perspective; the potential impact to our business resulting from the financial difficulties of certain of our large wholesale customers, which may result in consolidations, liquidations, restructurings, and other ownership changes in the retail industry, as well as other changes in the competitive marketplace, including the introduction of new products or pricing changes by our competitors; the impact of economic, political, and other conditions on us, our customers, suppliers, vendors, and lenders; the potential impact to our business if any of our distribution centers were to become inoperable or inaccessible; the potential impact on our operations and on our suppliers and customers resulting from natural or man-made disasters; the impact to our business of events of unrest and instability that are currently taking place in certain parts of the world, as well as from any terrorist action, retaliation, and the threat of further action or retaliation; our ability to access sources of liquidity to provide for our cash needs, including our debt obligations, tax obligations, payment of dividends, capital expenditures, and potential repurchases of our Class A common stock, as well as the ability of our customers, suppliers, vendors, and lenders to access sources of liquidity to provide for their own cash needs; the potential impact to the trading prices of our securities if our Class A common stock share repurchase activity and/or cash dividend payments differ from investors' expectations; our ability to maintain our credit profile and ratings within the financial community; our intention to introduce new products or brands, or enter into or renew alliances; changes in the business of, and our relationships with, major department store customers and licensing partners; our ability to make certain strategic acquisitions and successfully integrate the acquired businesses into our existing operations; our ability to achieve our goals regarding environmental, social, and governance practices; and other risk factors identified in the Company's Annual Report on Form 10-K, Form 10-Q and Form 8-K reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

RALPH LAUREN CORPORATION REFERENCES

In this document, we refer to Ralph Lauren Corporation as the "Company," "we", "us" or "our." Our fiscal year ends on the Saturday closest to March 31. All references to "Fiscal 2022" represent the fiscal year ending April 2, 2022. All references to "Fiscal 2021" represent the fiscal year ending March 27, 2021. All references to "Fiscal 2020" represent the fiscal year ending March 28, 2020. All references to "Fiscal 2019" represent the fiscal year ended March 30, 2019. All references to "Fiscal 2018" represent the fiscal year ended March 31, 2018. All references to "Fiscal 2017" represent the fiscal year ended April 1, 2017. All references to "Fiscal 2016" represent the fiscal year ended April 2, 2016. All references to "Fiscal 2015" represent the fiscal year ended March 28, 2015. All references to "Fiscal 2014" represent the fiscal year ended March 29, 2014.

NON-U.S. GAAP FINANCIAL MEASURES

The Company uses non-U.S. generally accepted accounting principles ("U.S.-GAAP") financial measures, among other things, to evaluate its operating performance and in order to represent the manner in which the Company conducts and views its business. In addition, as discussed in the "Executive Compensation Matters" section of the Proxy Statement, the Compensation & Organizational Development Committee uses non-U.S. GAAP measures to set and certify the achievement of certain performance-based compensation goals. The Company believes that excluding items that are not comparable from period to period helps investors and others compare operating performance between two periods. While the Company considers the non-U.S. GAAP measures useful in analyzing its results, they are not intended to replace, nor act as a substitute for, any presentation included in the consolidated financial statements prepared in conformity with U.S. GAAP and may be different from non-U.S. GAAP measures reported by other companies. See Appendix B to the Proxy Statement for reconciliation between the non-U.S. GAAP financial measures and the most directly comparable U.S. GAAP measures.



CONTENTS





PROXY SUMMARY

This summary highlights information contained elsewhere in this proxy statement. For more complete information about these topics, please review our Annual Report on Form 10-K for Fiscal Year 2019 and this entire Proxy Statement. We are mailing the Notice of 2019 Annual Meeting of Stockholders and instructions on how to access this Proxy Statement (or, for those who request it, a hard copy of this Proxy Statement and the enclosed form of proxy) to our stockholders on or about June 21, 2019.

ABOUT RALPH LAUREN

Ralph Lauren Corporation (NYSE:RL) is a global leader in the design, marketing, and distribution of premium lifestyle products in the following categories: apparel, footwear, accessories, home, fragrances, and hospitality. For more than 50 years, Ralph Lauren's reputation and distinctive image have been consistently developed across an expanding number of products, brands, and international markets. The Company's brand names, which include Ralph Lauren, Ralph Lauren Collection, Ralph Lauren Purple Label, Polo Ralph Lauren, Double RL, Lauren Ralph Lauren, Polo Ralph Lauren Children, Chaps, and Club Monaco, among others, constitute one of the world's most widely recognized families of consumer brands. For more information, go to *http://investor.ralphlauren.com.*

SOLICITATION

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the "Board") of the Company, for use in connection with the Annual Meeting of the Company's Stockholders to be held on August 1, 2019 (the "2019 Annual Meeting"). This Proxy Statement, the accompanying Notice of Annual Meeting, proxy card, and the Company's 2019 Annual Report on Form 10-K, or alternatively a Notice of Internet Availability of Proxy Materials (the "Internet Notice"), will be mailed to stockholders on or about June 21, 2019. The Board is soliciting your proxy in an effort to give all stockholders of record the opportunity to vote on matters that will be presented at the 2019 Annual Meeting. This Proxy Statement provides you with information on these matters to assist you in voting your shares.

VIRTUAL STOCKHOLDER MEETING

The 2019 Annual Meeting will be conducted exclusively online via live webcast, allowing all of our stockholders the option to participate in the live, online meeting from any location convenient to them, providing stockholder access to our Board and management, and enhancing participation. Stockholders at the close of business on June 3, 2019 will be allowed to communicate with us and ask questions in our virtual stockholder meeting forum before and during the meeting. All directors and key executive officers are expected to be available to answer questions, and we are committed to acknowledging each question we receive. We believe a virtual meeting is fundamental to our strategic priority to "Lead with Digital," as well as to our sustainability and citizenship goals. For further information on the virtual meeting, please see the "Questions and Answers About the Annual Meeting and Voting" section on page 103.



2019 ANNUAL MEETING OF STOCKHOLDERS

Thursday, August 1, 2019
9:30 a.m. Eastern Time

Held virtually online via live webcast at
www.virtualshareholdermeeting.com/RL2019

Record Date:	• Close of business on June 3, 2019, (the "Record Date").	
Participating in the Annual Meeting:	• This year we invite you to join our efforts to "Lead with Digital" by participating in the 2019 Annual Meeting of Stockholders (the "2019 Annual Meeting" or "Meeting") online via live webcast. There will not be a physical meeting in New York City. You will be able to participate in the virtual Meeting online, vote your shares electronically, and submit your questions during the Meeting by visiting: *www.virtualshareholdermeeting.com/RL2019* (the "Annual Meeting Website"). Prior to the meeting, you may vote your shares and submit pre-meeting questions online by visiting *www.proxyvote.com* and following the instructions on your proxy card.	• Please note that stockholders will need their unique control number which appears on their Internet Notice, the proxy card (printed in the box and marked by the arrow), and the instructions that accompanied the proxy materials in order to access these sites. Beneficial stockholders who do not have a control number may gain access to the meeting by logging into their broker, brokerage firm, bank, or other nominee's website and selecting the shareholder communications mailbox to link through to the Meeting. Instructions should also be provided on the voting instruction card provided by your broker, bank, or other nominee.
Virtual Meeting Highlights:	• For the first time, all of our stockholders will be able to hear directly from Mr. Ralph Lauren, our Founder and Executive Chairman, Mr. Patrice Louvet, our President and CEO, and the rest of our Board of Directors, regardless of location.	• To ensure access, all validated stockholders may submit questions in advance, beginning on June 21, 2019, by visiting *www.proxyvote.com* and may submit questions during the Meeting by visiting the Annual Meeting Website at *www.virtualshareholdermeeting.com/RL2019*. All relevant questions received in accordance with the Meeting's Rules of Conduct (available on the Annual Meeting Website) during the course of the Meeting or solicited in advance and the Company's responses will be posted on *http://investor.ralphlauren.com* soon after the 2019 Annual Meeting.
	• Stockholders will be able to review the Rules of Conduct and other Meeting materials on the 2019 Annual Meeting Website.	• An audio replay of the 2019 Annual Meeting will be available on *http://investor.ralphlauren.com* until the 2020 Annual Meeting of Stockholders.
Voting:	• Only holders of record of the Company's Class A and Class B Common Stock at the close of business on June 3, 2019 are entitled to notice of, and to vote at, the 2019 Annual Meeting, or at any adjournments or postponements thereof.	• Please authorize a proxy to vote your shares as soon as possible. If you are a beneficial owner of shares of our common stock, your broker will NOT be able to vote your shares with respect to any of the matters presented at the Meeting other than the ratification of the selection of our independent registered public accounting firm, unless you give your broker specific voting instructions.
	• You do not need to participate in the 2019 Annual Meeting webcast to vote if you submitted your proxy in advance of the 2019 Annual Meeting.	• See the "Questions and Answers About the Annual Meeting and Voting" section on page 103 of this proxy statement for more information.



MATTERS TO BE VOTED ON

Item for Business	Board Recommendation	Further Details
1. Election of 14 Directors	FOR ALL	Page 15
2. Ratification of appointment of independent registered public accounting firm	FOR	Page 89
3. Advisory vote on executive compensation	FOR	Page 91
4. Approval of 2019 Long-Term Stock Incentive Plan	FOR	Page 92

DIRECTOR NOMINEES

Name	Occupation	Age	Director Since	Independent	Other Current Public Company Directorships	Committees[1] A	C	NG	F
Class A Directors									
Frank A. Bennack, Jr.	Executive Vice Chairman and Chairman of the Executive Committee *The Hearst Corporation*	86	1998	✓	0	✓	✓	✓	
Joel L. Fleishman	Professor of Law and Public Policy *Duke University*	85	1999	✓	0		✓	✓	
Michael A. George	President and Chief Executive Officer *Qurate Retail, Inc.*	57	2018	✓	2[2]	✓	Chair		
Hubert Joly	Executive Chairman of the Board of Directors *Best Buy Co., Inc.*	59	2009	✓	1		✓		Chair
Class B Directors									
Ralph Lauren	Executive Chairman and Chief Creative Officer	79	1997		0				
Patrice Louvet	President and Chief Executive Officer	54	2017		0				
David Lauren	Chief Innovation Officer, Vice Chairman of the Board and Strategic Advisor to the CEO	47	2013		0				
Angela Ahrendts	Formerly Senior Vice President, Retail *Apple, Inc.*	59	2018	✓	0				
John R. Alchin	Retired Executive Vice President and Co-Chief Financial Officer *Comcast Corporation*	71	2007	✓	1	Chair			✓
Arnold H. Aronson	Business Partner, Retail Strategies *Kurt Salmon*	84	2001	✓	0				✓
Dr. Joyce F. Brown	President *Fashion Institute of Technology*	72	2001	✓	0	✓		✓	
Linda Findley Kozlowski	President and Chief Executive Officer *Blue Apron Holdings, Inc.*	46	2018	✓	1	✓			✓
Judith A. McHale	President and Chief Executive Officer *Cane Investments, LLC*	72	2001-2009, 2011	✓	2			Chair	✓
Robert C. Wright	Senior Advisor *Lee Equity Partners, LLC*	76	2007	✓	1			✓	

1. "A" refers to the Audit Committee of the Board (the "Audit Committee"), "C" refers to the Compensation & Organizational Development Committee of the Board (the "Compensation Committee"), "NG" refers to the Nominating, Governance, Citizenship & Sustainability Committee of the Board (the "Nominating Committee"), and F refers to the Finance Committee of the Board (the "Finance Committee").
2. Mr. George's strong performance as Chair of the Compensation Committee, and his attendance and active participation at all Board, Compensation, and Audit Committee meetings of the Company in Fiscal 2019, as well as at additional special meetings and strategy visits to our stores and distribution centers, demonstrate that his commitments to other outside Boards (one of which is for the Company where he serves as CEO) do not impede effective service on our Board and only underscore his digital and retail expertise that has proven valuable to our Company.



2019 BUSINESS HIGHLIGHTS

Delivered on our Strategic Plan

During Fiscal 2019, under the leadership of our new President and CEO, Patrice Louvet, we continued to execute on our multi-year plan intended to build a foundation to strengthen our brand and drive sustainable, profitable sales growth (the "Strategic Plan").

We successfully delivered on our Strategic Plan across the following key initiatives in Fiscal 2019:

- ***Win Over a New Generation of Consumers***

  – Increased marketing investments by 13% to last year, driven by unique and highly impactful brand building campaigns and fashion shows, including our 50th Anniversary Fashion Show and Ralph's Café immersive fashion experience at our Madison Avenue flagship.

  – Elevated our brand and connected with new consumers through our collaboration with UK-based skate brand Palace, Limited Edition launches throughout the year, and new distribution in key specialty retail doors.

  – Continued to leverage celebrities, social influencers, sports, and cultural events that resonate with different segments of the Ralph Lauren consumer base.

- ***Energize Core Products and Accelerate Under-Developed Categories***

  – Average unit retail across our direct-to-consumer network was up 8% driven by our ongoing initiatives to elevate the product assortment and improve quality of sales.

  – Renewed our core styles and focused on our icons which continue to be key drivers of improving sales trends.

  – Continued to build our high-potential, under-developed categories, with denim and outerwear sell-out trends accelerating in the Fall/Holiday season, driven by an improved product, merchandising, and marketing focus.

- ***Drive Targeted Expansion in Our Regions and Channels***

  – Momentum in Asia continued with 13% revenue growth and 5% retail comparable store sales growth in constant currency, led by over 30% growth in Mainland China.

  – Europe outperformed our expectations with 6% revenue growth in constant currency, driven by 10% growth in wholesale and positive retail comparable store sales in the second half of the year.

  – Continued to expand our global distribution with 135 new retail stores, including over 90 stores in Asia, and partnered with over 20 new digital pure play retailers globally.

- ***Lead with Digital***

  – Global digital revenue grew 11% to last year in constant currency with strength across every region.

  – Our directly-operated digital flagships in North America and Europe returned to positive growth during the year, supported by improvements in functionality, an enhanced consumer experience, and our quality of sales initiatives.

  – Expanded our partnerships with key digital wholesale players across regions.

- ***Operate with Discipline to Fuel Growth***

  – Gross margin was up 90 basis points in Fiscal 2019 driven by our quality of sales initiatives and channel, geographic, and product mix shifts.

  – Selling, general, and administrative ("SG&A") expenses, excluding our marketing investment, were below revenue growth in Fiscal 2019.

  – Launched our direct-to-consumer shared inventory initiative in North America at the end of Fiscal 2019, driving increased efficiency in our distribution network and a reduced warehouse footprint.

  – Increased geographic diversification across our sourcing network and delivered strong progress on global lead time reductions.



Delivered Strong TSR Results

During Fiscal 2019, we delivered better than expected financial results as we furthered our work to strike the right balance between driving productivity and growth. Our total shareholder return ("TSR") for recent periods, relative to our compensation comparator group and the S&P 500, is set forth below. For Fiscal 2019, we generated a TSR of 18.4% compared to the -7.8% and 7.3% gains for our compensation comparator group and the S&P 500, respectively.

	1-Year TSR (%) Fiscal 2019	3-Year TSR (%) Fiscal 2017 – 2019	5-year TSR (%) Fiscal 2015 – 2019
Ralph Lauren Corporation	18.4%	42.2%	-10.0%
Compensation Comparator Group	-7.8%	-6.3%	-15.2%
S&P 500 Index	7.3%	36.7%	52.6%

COMPENSATION OBJECTIVES, PRINCIPLES, AND PRACTICES

The key components of our executive compensation program for our Named Executive Officers ("NEOs") consist of base salary, annual cash incentive, and long-term equity-based incentive opportunities. Our compensation plans are designed to link pay and performance, reward sustained business growth and results, and drive stockholder value. A majority of each NEO's compensation is at-risk in the form of annual cash incentive and long-term equity-based awards, which pay out only if we achieve key Company financial goals focused on strengthening and elevating our brand and positioning the Company for long-term sustainable growth.

The charts on the next page show the balance of the at-risk elements that comprised the target total direct compensation for our NEOs.

Key takeaways impacting executive compensation for Fiscal 2019 are:

- Total shareholder return of 18.4% demonstrates aligning the intent of executives with creating value and our strong return to shareholders.

- We delivered better than expected financial results, resulting in an above target cash incentive bonus payout.

- Performance share units ("PSUs") paid out above target based on achievement of cumulative three-year earnings per share goal set at the beginning of the Fiscal 2017 – 2019 performance period.

- Performance restricted stock units ("PRSUs") paid out at 100% based on achievement of Fiscal 2019 threshold return on invested capital ("ROIC") results.



EXECUTIVE CHAIRMAN / CHIEF CREATIVE OFFICER - TARGET TOTAL DIRECT COMPENSATION



CEO - TARGET TOTAL DIRECT COMPENSATION



OTHER NEOs - TARGET TOTAL DIRECT COMPENSATION





GOVERNANCE HIGHLIGHTS

Our Board and management are committed to sound corporate governance. We have in place a comprehensive governance framework which incorporates the corporate governance requirements of the Sarbanes-Oxley Act of 2002, the U.S. Securities and Exchange Commission (the "SEC"), and the New York Stock Exchange ("NYSE"). While we meet the eligibility requirements, we do not rely on the exceptions from certain of the NYSE's corporate governance listing requirements available to majority controlled companies. In keeping with good corporate governance practices, we maintain a majority of independent directors and our Board Committees are comprised solely of independent directors.

- **Independence** – Independent Lead Director & over 75% independent Board
- **Board Leadership** – Separate Chairman and CEO roles
- **Annual Elections** – All directors are elected annually
- **Stock Ownership** – Director and executive stock ownership/holding requirements
- **Stockholder Engagement** – Stockholder outreach is conducted on an annual basis
- **Succession Planning and Board Refreshment** – Implemented a formal annual review of all non-management directors to encourage refreshment, diversity, and an appropriate mix of skill sets for our Board
- **Citizenship and Sustainability** – Delegated environmental, social and governance oversight to the newly renamed Nominating, Governance, Citizenship & Sustainability Committee (the "Nominating Committee") and expanded its responsibilities regarding these matters
- **Strategy Engagement** – Prioritized independent director access to management and focus on strategy and engagement with additional special meetings and interactive site visits
- **Education** – Enhanced our Board education program by creating an internal online learning portal

STOCKHOLDER ENGAGEMENT

Throughout Fiscal 2019, we have continued our ongoing stockholder outreach efforts as we believe the input of our stockholders is an important driver in establishing our corporate governance and compensation practices.

In Fiscal 2019, we connected meaningfully and regularly with our stockholders through our June 7, 2018 Investor Day in New York City, our outreach on compensation and corporate governance practices ahead of the 2018 Annual Meeting of Stockholders, and various investor conferences, non-deal roadshows, and other special events for investors throughout the year.

Through this ongoing outreach, we have received and considered valuable feedback regarding a variety of stockholder-related matters and we are pleased to highlight our recent achievements:

- **Committee chairmanships and composition were refreshed in August 2018.**
- **The Nominating & Governance Committee has been renamed the Nominating, Governance, Citizenship & Sustainability Committee and its duties expanded to oversee and provide guidance with respect to the Company's environmental, social and governance framework.**
- **We enhanced our 2019 Global Citizenship and Sustainability Report to provide additional disclosure and goal-setting regarding environmental, social, and governance practices.**
- **The Compensation Committee implemented several key changes to our short-term and long-term incentive programs in Fiscal 2019.**

GLOBAL CITIZENSHIP AND SUSTAINABILITY

Global citizenship and sustainability at Ralph Lauren Corporation is rooted in the heritage of our brand and our purpose to inspire the dream of a better life through authenticity and timeless style. We believe that delivering the next 50 years for Ralph Lauren means rethinking our impact on the environment and society. Recognizing this, we appointed a Chief Sustainability Officer in 2018 to formalize our sustainability program and steer us to a leadership position, and we expanded the duties of the Nominating Committee to oversee and provide guidance with respect to the Company's environmental, social, and governance framework. Within the year, we undertook a detailed materiality analysis, refreshed our strategy, set goals, and developed a road map for improvement.



Although we are at the beginning of this journey, the values and purpose that have defined our business for half a century underline the authenticity of our commitment for our next 50 years. We call our plan **Design the Change**, and it has three pillars: **Create. Protect. Champion.**

Create Timeless Style

- Sustainable Product Design

- Sourcing & Traceability

- Chemical Management

Protect the Environment

- Carbon and Energy

- Waste Management

- Water Stewardship

Champion Better Lives

- Diversity and Inclusion

- Health, Safety & Working Conditions

- Community Engagement & Philanthropy



Please see page 34 for more information. Our most recently published Global Citizenship and Sustainability Report covering Fiscal 2019 and significant events prior to publication in Fiscal 2020 may be found on our corporate website at *https://www.corporate.ralphlauren.com*.



RALPH LAUREN CORPORATION

PROXY STATEMENT FOR THE ANNUAL MEETING OF STOCKHOLDERS

GENERAL INFORMATION REGARDING THE ANNUAL MEETING OF STOCKHOLDERS AND PROXY MATERIALS

This Proxy Statement is furnished to the stockholders of Ralph Lauren Corporation, a Delaware corporation, in connection with the solicitation by its Board of Directors of proxies for its 2019 Annual Meeting to be held exclusively online via live webcast at *www.virtualshareholdermeeting.com/RL2019* on Thursday, August 1, 2019, at 9:30 a.m., Eastern Time, or at any adjournments or postponements thereof. A proxy delivered pursuant to this solicitation may be revoked by the person executing the proxy at any time before it is voted by giving written notice to our Secretary, by delivering a later dated proxy, or by voting online during the 2019 Annual Meeting. The address of our principal executive offices is 650 Madison Avenue, New York, New York 10022.

This Proxy Statement, the Annual Report on Form 10-K for the fiscal year ended March 30, 2019, and the Notice of Annual Meeting will be made available to our stockholders on our website, *http://investor.ralphlauren.com*, on or about June 21, 2019, and a full printed set of the proxy materials will be made available on request.



(PROPOSAL 1)
ELECTION OF DIRECTORS

Our Board is presently divided into two classes, with all directors being elected annually. Pursuant to our Amended and Restated Certificate of Incorporation, four Class A Directors will be elected by the holders of Class A Common Stock and 10 Class B Directors will be elected by the holders of Class B Common Stock, each to serve until the 2020 Annual Meeting of Stockholders and until his or her successor is elected and qualified.

In 2018, the Board expanded its size to 14 directors from 11 directors, increasing the diversity of skills and experiences of the Board to benefit the Company. The same 14 directors have been nominated for re-election at the 2019 Annual Meeting. Frank A. Bennack, Jr., Joel L. Fleishman, Michael A. George, and Hubert Joly have been nominated for election as Class A Directors. Ralph Lauren, Patrice Louvet, David Lauren, Angela Ahrendts, John R. Alchin, Arnold H. Aronson, Dr. Joyce F. Brown, Linda Findley Kozlowski, Judith A. McHale, and Robert C. Wright have been nominated for election as Class B

Directors. For more information on the directors, please see "Director Nominees" on page 8 in the Proxy Summary section, "Board Diversity" on page 33, and "Board Effectiveness" on page 28.

We know of no reason why any nominee would be unable or unwilling to serve. If any nominee becomes unable or unwilling to serve for any reason, our Board, based on the recommendation of the Nominating Committee, may either reduce the number of directors or designate a substitute nominee. If a substitute nominee is designated, the persons named in the enclosed proxy will vote all proxies that would otherwise be voted for the named nominee or nominees for the election of such substitute nominee or nominees.

OUR BOARD RECOMMENDS A VOTE FOR EACH NOMINEE AS A DIRECTOR TO HOLD OFFICE UNTIL THE 2020 ANNUAL MEETING OF STOCKHOLDERS AND UNTIL HIS OR HER SUCCESSOR IS ELECTED AND QUALIFIED.



CLASS A DIRECTOR NOMINEES FOR ELECTION



Frank A. Bennack, Jr.

Age 86

Mr. Bennack has been a director of the Company since January 1998 and has served as Lead Independent Director of our Board since Fiscal 2017. He is Executive Vice Chairman of The Hearst Corporation ("Hearst") and served as Hearst's Chief Executive Officer from 1979 to 2002 and then again from June 2008 to June 2013. Mr. Bennack has been the Chairman of the executive committee and Executive Vice Chairman of the board of directors of Hearst since 2002. He serves on the board and is Chairman Emeritus of Lincoln Center for the Performing Arts, Chairman Emeritus of the New York-Presbyterian Hospital, Chairman of The Paley Center for Media, and a Managing Director of the Metropolitan Opera. He has previously served on the boards of Hearst-Argyle Television, Inc., Wyeth Corporation, and JPMorgan Chase & Co. The Board has determined that Mr. Bennack is an audit committee financial expert.

Experience, Qualifications, Attributes and Skills

Mr. Bennack brings to our Board a distinguished career and extensive business experience as Executive Vice Chairman of Hearst, one of the nation's largest private companies engaged in a broad range of publishing, broadcasting, cable networking, and diversified communications activities. His current position as Hearst's Executive Vice Chairman and previous position as Chief Executive Officer gives him critical insights into the operational issues facing a large corporation and provides our Board with valuable experience in the areas of finance, financial reporting, and strategic planning. As a result of his current and past service as a member of the boards of other various public companies and non-profit organizations, he provides our Board with perspective with respect to governance and other important matters that come before our Board. Mr. Bennack has been a member of our Board since 1998, and therefore, his extensive knowledge of our business is a valuable aspect of his service on our Board.



Joel L. Fleishman

Age 85

Mr. Fleishman, a director of the Company since January 1999, has been Professor of Law and Public Policy at the Sanford School of Public Policy at Duke University since 1971 and the Director of the Samuel and Ronnie Heyman Center for Ethics, Public Policy, and the Professions at Duke University since 1991. He is also the Director of the Center for Strategic Philanthropy and Civil Society. He is a founding member of the board of trustees of the Partnership for Public Service, on which he continues to serve, and also serves on the board of The Hunt Institute. Mr. Fleishman also previously served on the boards of Boston Scientific Corporation and the Urban Institute, including serving as Chairman of the Urban Institute's board of trustees from 2004 to 2014. He continues to serve as a Life Trustee of the Urban Institute.

Experience, Qualifications, Attributes and Skills

Mr. Fleishman brings strong leadership and extensive public policy and legal experience to our Board. He also brings a unique perspective to the Board from his long tenure in the academic world. Mr. Fleishman's long-standing scholarly work, public service, and extensive experience as a professor of law and public policy provides our Board with valuable insight into a variety of legal and ethical issues relevant to us. He also previously served as a board member of Boston Scientific Corporation, and, as a result of this service, he has a broad understanding of the operational, financial, and strategic issues facing a public company. He has been a member of our Board since 1999 and accordingly, his knowledge of our business is an important aspect of his service on our Board.





Michael A. George

Age 57

Mr. George joined our Board in May 2018. He has served as the President of QVC, Inc. ("QVC") since November 2005 and as its Chief Executive Officer since April 2006. In 2018, he was named CEO of QVC's parent, Liberty Interactive, which was subsequently renamed Qurate Retail, Inc. Mr. George previously held various positions with Dell, Inc. ("Dell") from March 2001 to November 2005, most notably as the Chief Marketing Officer and Vice President and General Manager of Dell's U.S. consumer business. Prior to that, Mr. George was a senior partner at McKinsey & Company and led the firm's North American Retail Industry Group. Mr. George serves on the board of directors of Brinker International and Qurate Retail, Inc., and also serves on the board of directors of the National Retail Federation and several not-for-profit organizations.

Experience, Qualifications, Attributes and Skills

Mr. George brings to our Board his skills, knowledge and extensive business experience as Chief Marketing Officer of Dell, a large consumer products company, and Chief Executive Officer of a large publicly-traded digital consumer products company, Qurate Retail, Inc. He provides our Board with extensive experience in brand strategy, digital marketing, and retail, with unique insights into brand engagement with consumers. His distinguished career provides him with critical perspective on operational and strategic issues facing the retail industry, particularly digital commerce. As a result of his service as a member of the boards of other public companies, industry groups and not-for-profit organizations, he also provides our Board with valuable insights regarding governance and other significant matters that come before our Board.



Hubert Joly

Age 59

Mr. Joly has been a director of the Company since June 2009. He has served as the Executive Chairman of Best Buy Co, Inc. ("Best Buy") since June 2019, previously also served as President and Chief Executive Officer of Best Buy from September 2012 to June 2019, and served as Chairman of the Board of Directors from June 2015 to June 2019. Previously, he served as President and Chief Executive Officer of Carlson from 2008 to 2012, after serving as President and Chief Executive Officer of Carlson Wagonlit Travel from 2004 to 2008. He also previously served as Executive Vice President, American Assets at Vivendi Universal from 2002 to 2004 and in various other positions at Vivendi Universal since 1999. Mr. Joly is currently Vice Chairman of the Business Council, a member of the executive committee of the Minnesota Business Partnership and of the Retail Industry Leaders Association, and a member of the board of trustees of the Minneapolis Institute of Art and the Minnesota Orchestra. He previously served on the boards of Carlson, The Rezidor Hotel Group, Carlson Wagonlit Travel and the World Travel and Tourism Council.

Experience, Qualifications, Attributes and Skills

Mr. Joly brings to our Board extensive management and leadership experience obtained through his roles at Best Buy currently as Executive Chairman and, until recently, as Chairman and Chief Executive Officer, and formerly as President and Chief Executive Officer of Carlson. His positions at Best Buy give him critical insights into the issues facing a large international corporation, as well as unique perspective on issues and opportunities facing a large multi-channel retailer. In his current position at Best Buy and as a former executive at Carlson, Vivendi Universal and Electronic Data Systems, Mr. Joly possesses a deep understanding of international issues affecting us and he provides our Board with valuable insight in the areas of finance, financial reporting and strategic planning.

CLASS B DIRECTOR NOMINEES FOR ELECTION



Ralph Lauren

Age 79

Mr. R. Lauren founded our business in 1967 and, for five decades, has cultivated the iconography of America into a global lifestyle brand. He is currently our Executive Chairman and Chief Creative Officer and has been a director of the Company since prior to our initial public offering in 1997. He had previously been our Chairman and Chief Executive Officer since prior to our initial public offering in 1997 until November 2015. In addition, he was previously a member of our Advisory Board or the Board of Directors of our predecessors since their organization.

Experience, Qualifications, Attributes and Skills

Mr. R. Lauren is an internationally recognized fashion designer. His unique role as our Founder and Chief Creative Officer, as well as his experience as our previous Chief Executive Officer, provides our Board with valuable leadership, including in the areas of design, brand management, and marketing. Mr. R. Lauren's contributions to us since the founding of our business have been instrumental in defining our image and direction. As one of the world's most innovative design leaders and a fashion icon, his career has spanned five decades that have resulted in numerous unique tributes for his role within the fashion industry. He is uniquely qualified to bring strategic insight, experience, and in-depth knowledge of our business and the fashion industry to the Board.



Patrice Louvet

Age 54

Mr. Louvet has served as our President and Chief Executive Officer since July 2017. Prior to joining the Company, he served as the Group President, Global Beauty, of Procter & Gamble Co. ("P&G") since February 2015. Prior to that role, Mr. Louvet held successively senior leadership positions at P&G, including the roles of Group President, Global Grooming (Gillette), and President of P&G's Global Prestige Business. Before he joined P&G, he served as a Naval Officer, Admiral Aide de Camp in the French Navy from 1987 to 1989. Mr. Louvet graduated from École Supérieure de Commerce de Paris and received his M.B.A. from the University of Illinois. He has served as a member of the board of directors of Bacardi Limited since July 2012.

Experience, Qualifications, Attributes and Skills

Mr. Louvet brings significant leadership and business experience to the Board. His more than 25 years building category-leading brands, with oversight of multiple major global business units, have provided him with a deep understanding of consumers and growing international businesses. Mr. Louvet's extensive background in managing internationally renowned brands, along with his substantial experience in driving business transformation and innovation, enable him to share with our Board critical strategic insights, opportunities and issues facing the Company.





David Lauren

Age 47

Mr. D. Lauren is our Chief Innovation Officer, Strategic Advisor to the CEO and Vice Chairman of the Board. From November 2010 to October 2016, he served as our Executive Vice President of Global Advertising, Marketing, and Communications. Prior to that, he served in numerous leadership roles at the Company with responsibility for advertising, marketing, and communications. He has been a director of the Company since August 2013. Mr. D. Lauren oversees the Company's innovation strategy, processes, and capabilities to drive its brand strength and financial performance across all channels. He has been instrumental in growing the Company's global digital commerce business and pioneering our technology initiatives. He serves on the board of trustees of the Ralph Lauren Center for Cancer Care and the board of directors of The National Museum of American History. Mr. D. Lauren is also the Head of The Polo Ralph Lauren Foundation. Before joining the Company in 2000, he was Editor-In-Chief and President of Swing, a general interest publication for Generation X. Mr. D. Lauren is the son of Mr. R. Lauren.

Experience, Qualifications, Attributes and Skills

Mr. D. Lauren brings strong leadership and business experience to our Board. He has been instrumental in the development of the Company's digital commerce business and the use of innovative marketing to build the Company's global fashion image as it has expanded internationally. Mr. D. Lauren has been recognized as a leader on the use of new technologies in retail marketing and on using digital platforms to market luxury brands. His in-depth knowledge of these areas and his current position as our Chief Innovation Officer and Vice Chairman of the Board provides our Board with valuable insight and perspective into our global digital, digital commerce and technology initiatives.



Angela Ahrendts

Age 59

Ms. Ahrendts has been a Director of the Company since August 2018. Ms. Ahrendts most recently served as the Senior Vice President, Retail of Apple Inc. ("Apple") from May 2014 through April 2019. Prior to Apple, Ms. Ahrendts joined Burberry Group plc in January 2006 where she served as a director and Chief Executive Officer beginning in July 2006. Ms. Ahrendts also previously served as Executive Vice President at Liz Claiborne, Inc., and as President of Donna Karan International, Inc. Ms. Ahrendts was also a member of the United Kingdom's Prime Minister's Business Advisory Council. Ms. Ahrendts also serves on the board of directors of Airbnb, Inc.

Experience, Qualifications, Attributes and Skills

Ms. Ahrendts brings to our Board substantial business and leadership experience. Her most recent position as Apple's Senior Vice President, Retail and Online Stores, and her prior positions at multiple major fashion and apparel companies, such as Burberry, a luxury fashion company, Liz Claiborne and Donna Karan, give her extensive experience with strategy, real estate and development, operations of physical stores, online stores and contact centers, as well as profound insights into the challenges and opportunities facing our industry. Her extensive background in guiding the retail strategy of renowned international brands, as well as her proven track record in driving successful brand and business transformations, enable her to provide our Board with critical perspective and insight on business, operational and strategic issues facing the Company.



John R. Alchin

Age 71

Mr. Alchin has been a director of the Company since February 2007. He served as Executive Vice President and Co-Chief Financial Officer and Treasurer of Comcast Corporation, a broadband cable provider offering a variety of consumer entertainment and communication products and services, from November 2002 to December 2007. Prior to that, he served as Executive Vice President and Treasurer of Comcast Corporation from January 2000 to November 2002. Mr. Alchin joined Comcast Corporation in 1990 as Senior Vice President and Treasurer. He is currently a member of the board of trustees of BNY Mellon Funds Trust, the board of trustees of the Philadelphia Museum of Art ("PMA"), the board of directors of Xplornet Communications Inc. ("Xplornet"), and the advisory group of Catalyst Investors. Mr. Alchin also serves on the audit committee of BNY Mellon Funds Trust, as Chairman of the PMA finance committee, and Chairman of the audit and finance committee of Xplornet. Prior to serving on the board of trustees of BNY Mellon Funds Trust, he served as a member of the board of directors and on the audit committee of BNY Hamilton Funds, Inc. The Board has determined that Mr. Alchin is an audit committee financial expert.

Experience, Qualifications, Attributes and Skills

Mr. Alchin brings to the Board substantial business and financial experience. His experience as a Co-Chief Financial Officer and Treasurer of Comcast Corporation, a major broadband cable operator and content and programming supplier, provides our Board with valuable insight in the areas of corporate finance and capital formation, financial reporting, investor relations, and treasury functions. Mr. Alchin's financial expertise offers our Board a deep understanding of accounting and audit-related matters. In addition, his service as a member of the boards of various financial institutions provides our Board with perspective in the areas of corporate finance and governance matters.



Arnold H. Aronson

Age 84

Mr. Aronson has been a director of the Company since November 2001. Since January 2019, he has been a Business Partner, Retail Strategies at Kurt Salmon, a part of Accenture plc's retail industry consulting practice, specializing in providing consulting services to retail and consumer products companies. Prior to that, he had served as Principal Director, Retail Strategies since November 2016, and Managing Director, Retail Strategies at Kurt Salmon from 1997 to November 2016. In his career, Mr. Aronson served as Chairman and Chief Executive Officer of Saks Fifth Avenue, Inc., The Batus Retail Group (the then parent entity of, among others, Saks Fifth Avenue, Marshall Fields and Kohl's) and subsequently, Woodward & Lothrop/John Wanamaker. Mr. Aronson currently serves as a member of the board of trustees, and its executive committee, of The New School University and is a member of the board of governors and former Chairman of its Parsons School of Design.

Experience, Qualifications, Attributes and Skills

Mr. Aronson has substantial business and retail industry experience. His experiences as a consultant in a global management consulting firm specializing in retail and consumer products companies, and as a chief executive officer of major retail companies, provide our Board with valuable insight into operational and strategic issues related to the retail industry. As a former chief executive officer of several major retail entities, including Saks Fifth Avenue, Inc., Mr. Aronson has intimate knowledge in the areas of marketing, financial reporting, and merchandising. In addition, his service on the boards of academic institutions provides our Board with valuable understanding of governance matters.





Dr. Joyce F. Brown

Age 72

Dr. Brown has been a director of the Company since May 2001. She has been the President of the Fashion Institute of Technology ("FIT") and Chief Executive Officer of the FIT Foundation since 1998. From 1983 to 1992, Dr. Brown served as Vice Chancellor, as well as the University Dean of the City University of New York and Acting President of Baruch College. From 1993 to 1994, she served as the Deputy Mayor of Public and Community Affairs for the City of New York. From 1994 to 1998, she was a Professor of Clinical Psychology at the Graduate School and University Center of the City University of New York, where she is now Professor Emerita. Dr. Brown has previously served on the boards of USEC Inc., PAXAR Corporation, and Linens 'n Things, Inc.

Experience, Qualifications, Attributes and Skills

Dr. Brown brings to our Board extensive leadership and insight into the fashion industry through her roles as President of FIT, a complex, multi-faceted college that focuses on educating and preparing the next generation of leaders in the fashion industry, and Chief Executive Officer of the FIT Foundation. Dr. Brown's professional training as a former psychologist enables her to examine complex interpersonal behaviors that impact the business environment. In addition, Dr. Brown's prior government service provides our Board with unique perspectives into regulatory issues and processes. She also possesses public company experience as demonstrated by her past service on the boards of USEC Inc., PAXAR Corporation, and Linens 'n Things, Inc.



Linda Findley Kozlowski

Age 46

Ms. Kozlowski has been a director of the Company since August 2018. Ms. Kozlowski has been the President and Chief Executive Officer of Blue Apron Holdings, Inc. since April 2019, and also serves as a member of Blue Apron's board of directors. Prior to Blue Apron, she served as the Chief Operating Officer ("COO") of Etsy, Inc. from May 2016 through December 2018. Previously, Ms. Kozlowski was COO of Evernote, where she oversaw worldwide operations and led cross-functional teams in offices across 10 countries from May 2015 to December 2015. Prior to that, she served in various operations, marketing, and market development positions at Evernote from October 2012 to May 2015. Before joining Evernote, Ms. Kozlowski was based out of Hong Kong and led global marketing, business development, and customer service for Alibaba.com in her role as the Director of Global Marketing and Customer Experience at Alibaba.com from June 2011 to October 2012, and the Director of International Corporate Affairs from July 2009 to June 2011. She has also held leadership positions in communications firms including Fleishman-Hillard, Text 100, and Schwartz Communications.

Experience, Qualifications, Attributes and Skills

Ms. Kozlowski brings to our Board strong business and management experience with her more than 25 years of experience in operations, international marketing, business development, public relations, and customer service. As COO of Evernote, she oversaw worldwide operations that drove revenue and global growth and led cross-functional teams in offices across 10 countries. With a strong emphasis on global growth, Ms. Kozlowski's work at Etsy included growth across North America, Asia, Europe, Africa, Latin America, and Russia. Her background on driving user-growth and monetization strategies, as well as on scalable customer service experience management to maintain brand and positive user engagement, gives her critical insight into operational and strategic issues facing the Company.



Judith A. McHale

Age 72

Ms. McHale was appointed a director of the Company in November 2011 and also served as a director of the Company from 2001 to 2009. She has served as the President and Chief Executive Officer of Cane Investments, LLC since 2011. Ms. McHale previously served as the Under Secretary of State for Public Diplomacy and Public Affairs for the U.S. Department of State from 2009 to 2011. In 2006, Ms. McHale worked in partnership with the Global Environment Fund, a private equity firm, to launch the GEF/Africa Growth Fund, an investment vehicle intending to focus on supplying expansion capital to small and medium-sized enterprises that provide consumer goods and services in emerging African markets. From June 2004 to December 2006, Ms. McHale served as the President and Chief Executive Officer of Discovery Communications, Inc., the parent company of Discovery Channel, and served as its President and Chief Operating Officer from 1995 to 2004. She currently serves on the boards of Hilton Worldwide Holdings Inc. and Viacom Inc. She has previously served on the boards of directors of Host Hotel & Resorts, Inc., DigitalGlobe Inc., John Hancock Financial Services, Inc., Potomac Electric Power Company, Yellow Pages Group, and SeaWorld Entertainment, Inc.

Experience, Qualifications, Attributes and Skills

Ms. McHale brings to the Board extensive business and management experience. Through her prior roles as President and Chief Executive Officer and as Chief Operating Officer of Discovery Communications, Inc., Ms. McHale had broad-based responsibilities with respect to financial reporting, marketing, sales, and the creation of product development for a public company which provides the Board with valuable insight into operational and strategic issues facing us. She also possesses public company experience as demonstrated by her current experience on the boards of Hilton Worldwide Holdings Inc. and Viacom Inc. as well as her prior experience on the boards of SeaWorld Entertainment, Inc., Host Hotel & Resorts, Inc., DigitalGlobe Inc., John Hancock Financial Services, Inc., Potomac Electric Power Company and Yellow Pages Group. In addition, Ms. McHale's prior government service provides the Board with unique perspectives on governmental matters and regulatory issues and processes.



Robert C. Wright

Age 76

Mr. Wright has been a director of the Company since May 2007. He is a Co-Founder of Autism Speaks and has been a Senior Advisor at Lee Equity Partners, LLC, an investment firm, since May 2008 and Chief Executive Officer of the Palm Beach Civic Association since April 2010. He served as the Vice Chairman of the board of directors of General Electric Company ("GE") and as an Executive Officer and a member of the Corporate Executive Office of GE from 2000 to May 2008. Mr. Wright joined NBC as President and Chief Executive Officer in 1986, and was made Chairman and Chief Executive Officer of the network in 2001. He then served as Chairman and Chief Executive Officer of NBC Universal from 2004 to 2007. Prior to his association with NBC and NBC Universal, Mr. Wright served as President of General Electric Financial Services and, before that, as President of Cox Cable Communications. Mr. Wright serves on the board of directors of AMC Networks Inc. and the board of trustees of the New York-Presbyterian Hospital. He has previously served on the board of directors of GE, NBC Universal and EMI Group Global Inc. and the board of trustees for RAND Corporation.

Experience, Qualifications, Attributes and Skills

Mr. Wright brings to the Board extensive business leadership and management experience. Mr. Wright's former roles as Vice Chairman of GE's board of directors and President and Chief Executive Officer of NBC Universal give him knowledge and insight into the complex issues facing us, in particular on the operational, financial, strategic planning and corporate governance fronts. These experiences provide him with a thorough understanding of, and appreciation for, the role of the Board. He also possesses public company experience as demonstrated by his experience on the board of AMC Networks Inc. In addition, Mr. Wright's service as a member of the boards of non-profit organizations provides our Board with an added perspective in the area of social and corporate responsibility.



CORPORATE GOVERNANCE

OVERVIEW OF CORPORATE GOVERNANCE

After the 2019 Annual Meeting, our Board of Directors will be comprised of the following members:

- **Our Executive Chairman;**
- **our Vice Chairman;**
- **our President and Chief Executive Officer;**
- **our Lead Independent Director; and**
- **10 other directors, all of whom are independent.**

Mr. Ralph Lauren is the controlling stockholder of the Company with a majority ownership of the Company's Class B Common Stock. Mr. R. Lauren founded Ralph Lauren Corporation in 1967, and has led our vision, strategy, and development over the years into the robust and growing company we are today following our 50th anniversary. The Board of Directors believes it is appropriate for Mr. R. Lauren to be Chairman of the Board, in an executive capacity, as he continues, with Mr. Louvet, to drive the strategic vision of our Company and to actively participate in setting our financial objectives and investment priorities. The Board also appointed Mr. R. Lauren's son, David Lauren, as Vice Chairman of the Board to increase his involvement with our Company in a boardroom capacity. Mr. Louvet has been a member of our Board since 2017 when he joined the Company as President and Chief Executive Officer.

In Fiscal 2017, we also appointed a formal Lead Independent Director, Frank A. Bennack, Jr. to provide strong, independent leadership for the Board and serve as a liaison between our Board and management. Mr. Bennack serves on three of the four committees of the Board and takes an active role in all governance matters.

Our Board and management are committed to sound corporate governance. We have in place a comprehensive corporate governance framework which incorporates the corporate governance requirements of the Sarbanes-Oxley Act of 2002, the SEC, and the NYSE. While we meet the eligibility requirements, we do not rely on the exceptions from certain of the NYSE's corporate governance listing requirements available to majority controlled companies. In keeping with good corporate governance practices, we maintain a majority of independent directors and our Board Committees are comprised solely of independent directors.

In addition, pursuant to the Company's governing documents, each share of Class B Common Stock currently owned by Mr. R. Lauren will be automatically converted into one share of Class A Common Stock upon transfer to a person who is not Mr. R. Lauren, a member of his family, or an entity that is not owned by, or established for the benefit of, Mr. R. Lauren or members of his family. Following such conversion of all Class B Common Stock, the rights of holders of all outstanding common stock will be identical. Once converted into Class A Common Stock, the Class B Common Stock will never be reissued.



Our corporate governance practices include:

Board Composition, Policies and Practices	• Separate Chairman and Chief Executive Officer roles • Appointed Lead Independent Director • Over 75% of Board is independent • Board refreshment efforts to align with corporate strategy, including addition of three directors with digital commerce expertise
Board Engagement	• Regular executive sessions of independent directors • Annual Board and Committee self-evaluations and evaluation of each Director prior to Annual Meeting • Over 75% Board and Committee meeting attendance • Enhanced engagement in strategy, including substantive store and operations visits and increased access to various levels of management
Board Committees	• Board Committees are entirely independent • Majority of Audit Committee consists of financial experts • Committee chairmanships and composition refreshed in August 2018 • Newly renamed and enhanced Nominating, Governance, Citizenship & Sustainability Committee will also oversee corporate citizenship, sustainability, and social and environmental issues and impacts
Stockholder Engagement	• All directors are elected annually • Stockholder advisory vote on executive compensation held annually • Stockholder outreach is conducted on an ongoing basis • Committee refreshment, enhanced focus on sustainability, and a more robust 2019 Global Citizenship and Sustainability Report were driven in part by results of stockholder engagement, among other initiatives

In addition, the key components of our corporate governance framework are set forth in the following documents:

• **our Amended and Restated Certificate of Incorporation;**

• **our Fourth Amended and Restated By-Laws;**

• **our Corporate Governance Policies;**

• **our Audit Committee Charter;**

• **our Nominating, Governance, Citizenship & Sustainability Committee Charter;**

• **our Compensation & Organizational Development Committee Charter;**

• **our Finance Committee Charter;**

• **our Code of Business Conduct and Ethics; and**

• **our Code of Ethics for Principal Executive Officers and Senior Financial Officers.**

Each of the above documents is available on our investor relations website at *http://investor.ralphlauren.com* by clicking on "Corporate Governance." Copies of these documents are available to stockholders without charge upon written request to our Investor Relations Department, 650 Madison Avenue, New York, New York 10022. Only the Board or a committee of the Board with specific delegated authority, as appropriate, may grant a waiver under our codes of ethics to any director or executive officer, and any such waiver, or any amendments to our codes of ethics, will be promptly posted on our website.



COMPANY LEADERSHIP STRUCTURE

Separate Chairman and CEO Roles

The Board believes that the Company's current leadership structure, in which the roles of the Chairman and the CEO are separate, is appropriate for the Company at this time, taking into consideration the Company's evolving needs, corporate strategy, and operating environment. The separation of the Chairman and CEO roles enables the CEO to focus on the business, operations, and strategy of the Company, and allows the Company to leverage the Chairman's experience, perspective, and vision to serve the best interests of our stockholders.

Lead Independent Director

At the end of Fiscal 2017, the Board appointed a Lead Independent Director to provide strong, independent leadership for the Board. Under our Corporate Governance Policies, key responsibilities of the Lead Independent Director include, among other duties:

- **presiding at all meetings of the Board at which the Chairman or the Vice Chairman is not present and, when appropriate, at executive sessions of the independent directors;**

- **consulting the Chairman on establishing the agenda for Board meetings;**

- **serving as liaison between the Chairman and the independent directors, as appropriate;**

- **having the authority to call meetings of the independent directors, as appropriate;**

- **if requested by key stockholders, serving as a point of contact for stockholders wishing to engage directly with the Board, other than through the Chairman; and**

- **leading executive sessions of the Board.**

DIRECTOR INDEPENDENCE AND NON-MANAGEMENT DIRECTOR MEETINGS

Our Board believes that a majority of our directors should be independent, and has determined that all non-management director nominees are independent: Angela Ahrendts, John R. Alchin, Arnold Aronson, Frank A. Bennack, Jr., Dr. Joyce F. Brown, Joel L. Fleishman, Michael A. George, Hubert Joly, Linda Findley Kozlowski, Judith A. McHale, and Robert C. Wright. Each of the current members of our Audit Committee, Compensation Committee, Nominating Committee, and Finance Committee detailed below are independent.

In considering the independence of our independent directors, we considered, among other factors, charitable contributions to entities affiliated with our independent directors and commercial transactions conducted, from time to time, in the ordinary course of business between us and certain entities affiliated with these directors. In the case of each of our independent directors, any such transactions have substantially the same terms as are prevailing at the time for comparable businesses and the indirect interest of the independent director in the charitable contribution or transaction, if applicable, was found to be immaterial and in amounts that do not impair the independence of the relevant director under our Corporate Governance Policies and the NYSE's corporate governance listing standards. Our guidelines for determining directors' independence are set forth as Appendix A to this Proxy Statement.

At each of our regularly scheduled Board and committee meetings, the non-management, independent directors participate in an executive session without any members of the Company's management present. In Fiscal 2019, our independent directors met together as a Board, without any management representatives present, at least once per quarter. During these executive sessions of independent directors, our Lead Independent Director or the Chairs of each of the Audit Committee, the Compensation Committee, the Nominating Committee, and the Finance Committee presided on a rotating basis based on the topics to be discussed. In addition, our independent directors also met together in executive session without any management representatives present after regularly scheduled meetings of the Audit Committee, the Compensation Committee, the Nominating Committee, and the Finance Committee.



MEETINGS AND DIRECTOR ATTENDANCE

Type of Meeting	Number of Meetings and Director Attendance
2018 Annual Meeting of Stockholders	Our directors are expected to attend each Annual Meeting of Stockholders. All of our current directors attended the 2018 Annual Meeting of Stockholders.
Meetings of: • the Board; • the Audit Committee; • the Nominating Committee; • the Compensation Committee; and • the Finance Committee.	In Fiscal 2019: • our Board met five times; • our Audit Committee met seven times; • our Nominating Committee met four times; • our Compensation Committee met four times; and • our Finance Committee met six times. All of the members of our Board attended at least 75% of the required meetings held by the Board and the committees of the Board on which he or she served. The Board and its committees also act from time to time by unanimous written consent in lieu of meetings.

INDEPENDENT COMMITTEES OF THE BOARD OF DIRECTORS

All four of our Board committees consist solely of independent directors — the Audit Committee, the Compensation Committee, the Nominating Committee, and the Finance Committee. The table below indicates the current membership of our committees.

Director	Audit Committee	Compensation Committee	Nominating Committee	Finance Committee
John R. Alchin	Chair			Member
Arnold H. Aronson				Member
Frank A. Bennack, Jr.	Member	Member	Member	
Dr. Joyce F. Brown	Member		Member	
Joel L. Fleishman		Member	Member	
Michael A. George	Member	Chair		
Hubert Joly		Member		Chair
Linda Findley Kozlowski	Member			Member
Judith A. McHale			Chair	Member
Robert C. Wright			Member	

 C Chair  Member



Audit Committee

- **Role of the Audit Committee.** The Audit Committee appoints our independent registered public accounting firm, and approves in advance all audit and permitted non-audit services performed by them and the scope and cost of their annual audits. The Audit Committee reviews, among other things: (i) the results of the independent registered public accounting firm's annual audits and quarterly reviews; (ii) management's compliance with our major accounting and financial reporting policies; (iii) the adequacy of our financial organization and management's procedures and policies relating to our internal control over financial reporting; and (iv) our compliance with applicable laws relating to accounting practice. The Audit Committee has adopted a formal policy for the approval of the performance of all audit and non-audit services of the independent registered public accounting firm. This policy is described under "(PROPOSAL 2) RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM."

- **Audit Committee Financial Experts.** The Board has determined that each member of the Audit Committee is financially literate and that three of the five members of the Audit Committee are audit committee financial experts, as defined by the SEC: its Chair, Mr. Alchin, Mr. Bennack, and Mr. George.

Compensation Committee

- **Role of the Compensation Committee.** The Compensation Committee reviews and approves the compensation of executive officers and certain key members of our senior management and compensation plans and arrangements with respect to such executive officers and members of senior management. The Compensation Committee also administers the compensation plans in which certain employees may participate, including our Amended and Restated 2010 Long-Term Stock Incentive Plan (the "2010 Stock Incentive Plan"), which replaced our 1997 Long-Term Stock Incentive Plan (the "1997 Stock Incentive Plan"), our current Executive Officer Annual Incentive Plan ("EOAIP") and our Executive Incentive Plan. The Compensation Committee will also administer the proposed 2019 Long-Term Stock Incentive Plan. For more information see

"(PROPOSAL 4) PROPOSAL TO ADOPT THE 2019 LONG-TERM STOCK INCENTIVE PLAN."

In addition, the Compensation Committee maintains oversight in the development of succession plans for certain key executive positions within our senior management, including the Chief Executive Officer and Executive Chairman, regularly meeting in executive session to evaluate internal and external candidates, presenting them to the full Board, and performing succession modeling. The Compensation Committee may review and provide guidance on certain of our programs relating to our diversity, talent review, and leadership development. The Compensation Committee may form and delegate its authority to subcommittees when appropriate.

- **Compensation Committee Interlocks and Insider Participation.** The Compensation Committee is composed entirely of directors who are not our current or former employees, each of whom meets the applicable definition of "independent" under the listing standards of the NYSE and SEC rules and regulations. None of the members of the Compensation Committee during Fiscal 2019 (i) had any relationships requiring disclosure by us under the SEC's rules requiring disclosure of related party transactions or (ii) was an executive officer of a company of which any one of our executive officers is a director. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our Board or Compensation Committee. There are no Compensation Committee interlocks.

Nominating Committee

- **Role of the Nominating Committee.** The Nominating Committee identifies individuals qualified to become directors, recommends director nominees to the Board, develops and recommends corporate governance policies to the Board, recommends non-employee director compensation to the Board, reviews related party transactions, exercises oversight of the evaluation of the members of the Board and committees, recommends to the Board policies and principles for Chief Executive Officer succession, selection and performance reviews, and reviews the Company's



programs, policies, and practices relating to corporate citizenship, sustainability, and social and environmental issues and impacts.

Finance Committee

- **Role of the Finance Committee.** The Finance Committee was established by the Company in Fiscal 2019 to oversee the Company's financial condition, policies, practices, and activities in support of the Company's long-range plan. The Finance Committee provides oversight to management regarding: (i) the establishment of strategic growth pillars for the Company; (ii) the alignment of the Company's financial resources with its strategic objectives; and (iii) the development and execution of the Company's growth strategy.

BOARD OF DIRECTORS EFFECTIVENESS

Independent Board Assessment

In Fiscal 2018, the Nominating Committee engaged an independent third-party consultant to conduct individual interviews with each director, including management members of the Board, and to perform an objective analysis of the Board's governance structure, evaluation process, and overall effectiveness.

Since receiving the results of the Fiscal 2018 independent third-party assessment, the Nominating Committee has conducted a quarterly Board Effectiveness Review to ensure implementation of certain recommendations from the assessment, such as:

- **August 2018 refreshment of committee assignments and chairmanships, which revitalized the skill sets represented on each committee;**

- **Implementation of a formal annual evaluation to ensure each director has the appropriate mix of characteristics, experience, and skills to serve the Company and its stockholders effectively before the Board nominates any director for re-election at the Annual Meeting;**

- **Expansion of the Board education program and creation of an online Director Education Portal for internal Ralph Lauren classes on the Company and our business;**

- **Director Orientation program conducted throughout Fiscal 2019 for new directors, consisting of one-on-one meetings with senior management and extensive written materials to familiarize the new directors with the Company's business, financial performance, strategic plans, compensation programs, and corporate governance policies and practices; and**

- **Additional training provided to directors who assumed new leadership positions, e.g., committee chairmanships, in connection with the August 2018 committee composition refreshment.**

Notably, the Fiscal 2018 independent assessment has led to a focus on Board exposure to management and deeper engagement with business strategy, which the Board intends to continue to emphasize. In Fiscal 2019, this effort has included, among other actions:

- **Opportunities for Board discussions with members of the executive leadership team and the creative design management team;**

- **Regular presentations by senior executives on our Next Great Chapter Strategic Plan pillars at the quarterly Board and committee meetings; and**

- **Visits to Company stores and distribution centers to provide the opportunity to see live the Company's operations, to assess firsthand the execution and impact of the Company's Strategic Plan, and to engage with senior leaders throughout the Company to deepen the Board's understanding of our business.**

Board Effectiveness is a continuing focus, and the Nominating Committee anticipates utilizing this approach periodically to obtain independent assessments of its performance. When the Nominating Committee engages a third party to assist it, the Committee approves the fees that we pay for these services.

Focus on Strategy and Succession Planning

Our Board is actively engaged with the Company's strategy. Our entire Board acts as a strategy committee as it reviews and oversees progress on the Company's Strategic Plan quarterly, including during executive sessions without Company management present.



Annually, the Board conducts an in-depth review of the Company's long-term strategic plan, performance, and capital structure. The Finance Committee additionally takes a more in-depth and active role in strategy as it receives a bi-annual update on strategy KPIs and periodically reviews the alignment between our risk management program and our strategic priorities. These discussions are also enhanced with experiences scheduled outside the regular meetings at our headquarters, such as market or store visits, which provide the directors with an opportunity to see live the Company's operations, to assess firsthand the execution and impact of the Company's strategy, and to engage with senior leaders throughout the Company to deepen their understanding of our business. Furthermore, a full-day strategy meeting is scheduled for the Finance Committee annually, and all members of the Board are invited to attend.

Strategy remains at the forefront of our robust succession planning process. With a focus on evolving the Board with respect to the Company's strategy, the Nominating Committee regularly reviews the skills and experience of the Board in consideration of the Board's needs for the upcoming year regarding strategy, the appropriate size and the current composition of the Board in light of independence, diversity, age, availability of service, and tenure of its members, among other attributes.

The Board is actively engaged in succession planning with regard to senior management, including the Executive Chairman and the President and Chief Executive Officer. The Compensation Committee regularly reviews and considers such succession plans, and reports on such plans and potential candidates during executive session of the full Board. The Compensation Committee members and members of senior management regularly meet to evaluate internal and external candidates, acquaint such candidates with members of the Board, and perform succession modeling.

Board and Committee Evaluations

Pursuant to the Company's Corporate Governance Guidelines and the Charters of each of the Board's Committees, the Board and each of its Committees conducts an evaluation at least annually.

Our processes enable directors to provide anonymous and confidential feedback on topics including:

- Board/Committee information and materials;

- Board/Committee meeting mechanics;

- Board/Committee composition and structure (including diversity and mix of skills, qualifications, viewpoints and experience);

- Board/Committee responsibilities and accountability (including with respect to strategy, risk management, operating performance, CEO and management succession planning, corporate governance, sustainability, and corporate culture);

- Board meeting conduct and culture; and

- Overall performance of Board members.

To promote effectiveness of the Board, the results of the Board evaluation are reviewed and addressed by the Nominating Committee in executive session and then by the full Board in an executive session led by the Chair of the Nominating Committee and the Lead Independent Director. The results of each Committee's evaluation are discussed at an executive session of the applicable Committee and further discussed by the full Board as appropriate. Before the Board nominates any director for re-election at the Annual Meeting, the Nominating Committee conducts a formal annual evaluation to ensure each director has the appropriate mix of characteristics, experience, and skills to serve the Company and its stockholders effectively.

These evaluations, as well as the Fiscal 2018 independent third-party assessment described above, had a meaningful impact on Board refreshment and succession planning. As a testament to the effectiveness of these assessments, in Fiscal 2019, the Board added three new independent directors, two of whom are female, prioritized Board engagement with Company strategy, refreshed the composition of the committees of the Board, and enhanced director education. These refreshment efforts demonstrate the Board's focus on ensuring that each member of the Board brings the necessary skills and areas of expertise to contribute to discussions on the Company's strategic initiatives and to oversee the risks that face our business and as they evolve.



BOARD OF DIRECTORS OVERSIGHT OF RISK

Our management is responsible for understanding and managing the risks that we face in our business, and the Board is responsible for overseeing management's overall approach to risk management. The involvement of the full Board in reviewing our strategic objectives and business plans is a significant element of the Board's assessment of management's approach and tolerance for risk. In addition, the committees of the Board report to the full Board at regularly scheduled Board meetings on any identified material risks within that committee's area of responsibilities. The Audit Committee has responsibility for oversight of the Company's financial statements and financial reporting related risks, including those related to our accounting, auditing and financial reporting practices, as well as cybersecurity risks. The Finance Committee has responsibility for oversight of the Company's financial condition and the assessment of financial strategic risks, including the adequacy of any policies, procedures, and controls designed by management to assess and manage these risks. The Compensation Committee has responsibility for the oversight of our compensation policies and practices, including conducting annual risk assessments, and evaluating and approving our executive compensation and benefit plans and programs. The newly enhanced Nominating Committee has responsibility for the oversight of the Company's governance structure, including succession planning, and has been enhanced to oversee environmental, social, and governance risks applicable to the Company, including citizenship and sustainability issues, and will report regularly to the full Board on these risks and opportunities. The Board also receives regular reports from our CEO, CFO, General Counsel, and other key members of senior management regarding various enterprise risk management issues, including operational, strategic, legal, and regulatory, cybersecurity and global information systems, internal audit, financial and reputational risks. Certain risks that are under the purview of a particular Committee are monitored by that Committee, which then reports to the full Board as appropriate.

The Company believes that the Board's leadership structure, discussed in detail under "Company Leadership Structure" on pages 25 of this Proxy Statement, supports the risk oversight function of the Board by providing for a separate role for the chairman of the Board and the CEO, and open communication between management and the Board facilitated by a Lead Independent Director. In addition, seasoned independent directors chair each of the Board's four Committees, which provide in-depth focus on certain categories of risks.

OVERVIEW OF ENVIRONMENTAL, SOCIAL, AND GOVERNANCE RISK OVERSIGHT

We believe that delivering the next 50 years for our Company means carefully managing our impact on the environment and society, and further believe our performance is inextricably linked to the sustainability of the world in which we operate. As a result, the full Board considers sustainability to be a vital element of the Company's business strategy and its oversight thereof. Recently, we have made strides in ensuring this oversight is as robust as possible, with the following enhancements in our programs, policies, and practices:

- **Nominating Committee.** In May 2019, the former Nominating Committee was renamed the "Nominating, Governance, Citizenship & Sustainability Committee," and the enhanced committee will now oversee, and receive regular quarterly reports on, environmental, social, and governance issues and liaise directly with members of management on such risks and opportunities.

- **Chief Supply Chain and Citizenship Officer.** In Fiscal 2019, the Company created a new role and appointed its first Chief Supply Chain and Citizenship Officer to lead the Company's sustainability strategy.

- **Sustainability KPIs.** The Nominating Committee will receive regular updates on the sustainability metrics and goals presented in our 2019 Global Citizenship and Sustainability Report and will report to the Board on such progress. The Board will also receive an annual sustainability KPI update as well as a copy of any Company sustainability reports.

- **Audit Committee and Finance Committee.** As part of the larger oversight of enterprise risk management, both the Audit Committee and the Finance Committee will provide high-level monitoring of any sustainability risks, as applicable, and the Finance Committee will continue to have direct engagement on strategy initiatives, including those impacting sustainability and corporate citizenship.



- **Compensation Committee.** In addition to overseeing the compensation of our executive officers and certain key members of our senior management, the Compensation Committee regularly reviews the Company's people and development strategy, including with regard to our employee diversity and inclusion initiatives.

For more information, please see the map of the Company's sustainability risks in our most recently published Global Citizenship and Sustainability Report covering Fiscal 2019 and significant events prior to publication in Fiscal 2020 available on our corporate website at *https://www.corporate.ralphlauren.com*.

ANALYSIS OF RISKS ARISING FROM COMPENSATION POLICIES AND PROGRAMS

The Compensation Committee has reviewed an assessment by management of our compensation programs and practices for our employees, including our executive and non-executive programs and practices. This assessment focused on program design features and controls to evaluate whether such programs encourage unnecessary or excessive risk taking, and how policies and programs are structured to mitigate any such risks.

Selected key elements of our compensation programs that were reviewed include the following:

- **Pay Mix and Structure.** Our executive compensation programs appropriately balance both short-term and long-term performance through our annual cash incentive bonus program and long-term equity awards. Equity awards deliver value to employees through both stock price appreciation and company performance. A significant portion of variable pay is delivered through equity awards with vesting schedules and performance periods covering multiple years, thus emphasizing long-term company performance.

- **Incentive Caps.** Our executive annual cash incentive bonus plan as well as our non-executive bonus plans do not allow for unlimited payouts. We believe that the range of payouts should be capped to avoid encouraging decisions that maximize short-term gain at the expense of long-term viability. In addition to caps on all cash incentive bonus awards, performance-based restricted stock units ("PRSUs") cannot exceed target levels and performance share units ("PSUs") cannot exceed a fixed percentage above target levels.

- **Performance.** To strengthen the relationship between pay and performance, our executive annual cash incentive bonus plan, our non-executive commission and bonus plans and performance-based equity awards are subject to the achievement of pre-established performance targets, which are established independently of plan participants. We believe that for Fiscal 2019 our incentive plan metrics were appropriately balanced between short-term incentives such as net income before taxes ("NIBT"), corporate revenue, Company-wide SG&A expenses (excluding marketing and advertising), and global digital revenue for the executive annual cash incentive bonus plan and return on invested capital ("ROIC") for PRSUs and long-term metrics such as cumulative three-year ROIC and relative total shareholder return for our PSUs. These financial metrics were adopted in response to stockholder feedback and in order to align with the Company's Strategic Plan.

- **Change in Control Policy.** The change in control arrangements for our NEOs provide for cash payments only upon actual termination of employment. All unvested equity awards are subject to "double-trigger" vesting so that acceleration of vesting does not occur unless the executive's employment is actually terminated under certain limited circumstances following a change in control. Our employment agreements do not provide for any excise tax gross-up provisions.

- **Ownership Guidelines.** We have stock ownership guidelines for our directors, the NEOs, and select other members of our senior management group that are intended to align the interests of these individuals with our stockholders. As a result, such individuals may be less likely to take short-term risk if a meaningful portion of their personal financial investment is linked to our long-term holdings. In Fiscal 2019, the ownership requirement for certain executive officers increased from two times base salary to three times base salary.

- **Clawback Policy.** We have adopted a clawback policy applicable to our NEOs. Under our clawback policy, the Compensation Committee may, in its reasonable discretion, require a NEO to reimburse



us for the amount of any payment previously received by such officer under our cash incentive bonus plan as well as our long-term equity plan if, as a result of such officer's intentional misconduct or gross negligence, we are required to restate our financial statements.

- **Anti-Hedging and Anti-Pledging Policies.** Our NEOs as well as Board members are prohibited from pledging Company securities as collateral for a loan or from holding Company securities in a margin account. In addition, all employees and Board members are prohibited from hedging Company securities, including by way of forward contracts, equity swaps, collars, exchange funds, or otherwise.

As a result of this review, the Compensation Committee determined that any risks that may result from our compensation policies and practices for our employees are not reasonably likely to have a material adverse effect on our Company.

DIVERSITY AND DIRECTOR NOMINATING PROCEDURES

Our Board is comprised of individuals with diverse business experiences, including financial expertise, active leadership, CEO experience in a variety of industries, international experience, product experience, and most recently strong retail and digital commerce experience. Our Board members also have extensive experience on the boards of other companies and organizations, which provides an understanding of different business strategies and challenges. In seeking new Board members, we focus on adding new skills and experiences necessary to oversee the Company's business strategy and fulfill the Board's risk oversight obligations. At the 2018 Annual Meeting, we were pleased to elect three new outstanding individuals to our Board, Angela Ahrendts, Michael A. George, and Linda Findley Kozlowski, each of whom brings extensive experience in retail and the digital space. These

additions are aligned with the strategic initiatives of our Chairman and our CEO and have been complementary to the depth of knowledge and experience currently on our Board.

The Nominating Committee identifies and evaluates candidates for nomination as directors and submits its recommendations to the full Board for its consideration. The Nominating Committee, guided by the membership criteria established by the Board in our Corporate Governance Policies, seeks highly qualified candidates who combine a broad spectrum of experience and expertise with a reputation for integrity. We maintain a majority of independent directors, and the Board considers a number of factors in selecting director candidates. Although we do not have a formal policy concerning diversity considerations, the Nominating Committee seeks nominees with a broad range of experience from a variety of industries and professional disciplines, such as finance, professional services, retail, digital commerce, and technology, along with a diversity of gender, ethnicity, age, and geographic location in determining the appropriate composition of the Board and identifying director nominees. When the Nominating Committee identifies an area in which the Board may benefit from greater representation, it may focus its candidate search on particular experience, background, or diversity characteristics, including gender, ethnic, and geographical attributes.

In addition, the Board considers the contributions the individual can make to the Board and management as we strive for a body of directors reflecting different genders, ethnic backgrounds, and professional experiences and expertise necessary for the Board to fulfill its responsibilities and leading to a more effective oversight and decision-making process. In the Board's annual self-evaluation, one of the factors that the Board expressly considers is whether the membership of the Board provides an adequate mix of characteristics, experience, and skills to serve the Company and its stockholders effectively.



Board Diversity

Diversity

GENDER DIVERSITY
4
WOMEN
TOTAL DIVERSITY*
50%

*Total diversity represents gender (4), ethnic (1), geographic (2) and LGBTQ (1) diversity

Independent Director Tenure*

0-5
6-10
10+

Average Tenure: 11.7 years

*As of June 2019

Age*

45-55
56-65
66+

Average Age: 67.6

*As of June 2019

11 of 14 Director Nominees are independent

Balanced Mix of Skills, Qualifications and Experience

Active CEO 3
International 9
Other Public Company 8
Legal / Regulatory Governance 8
Strategic Planning (Former CEO) 8
Finance / Capital Allocation 7
Marketing / Sales 8
Retail / Apparel / Consumer Products 7
Media 7
Digital Commerce 5
Citizenship and Sustainability 7
Philanthropy / Non-Profits 14

Role of Nominating Committee in Director Nomination

The Nominating Committee solicits and receives suggestions for, as well as comments upon, director candidates from other directors, including the Executive Chairman of the Board and the Lead Independent Director, and usually engages third parties either to assist in the search for director candidates or to assist in gathering information regarding director candidates' background, experience, and skills.

The Nominating Committee will consider candidates recommended by our directors, members of management and stockholders, and will evaluate candidates properly recommended by stockholders on the same basis as other candidates. Candidates should have experience in positions with a high degree of responsibility and be leaders in the companies or institutions with which they are affiliated. Upon receiving a stockholder recommendation, the Nominating Committee will initially determine the need for additional or replacement members of the Board and then evaluate the candidate based on the information it receives with the stockholder recommendation or that it may otherwise acquire, and may, in its discretion, consult with the Executive Chairman, the Lead Independent Director and other members of our Board. If the Nominating Committee determines that a more comprehensive evaluation is warranted, it may obtain additional information about the director candidate's background and experience, including by means of interviews with the candidate.

Our stockholders may recommend candidates at any time, but the Nominating Committee requires recommendations for election at an annual meeting of stockholders to be submitted to the Nominating Committee no later than 120 days before the first anniversary of the date of the proxy statement sent to stockholders in connection with the previous year's Annual Meeting of Stockholders in order to be considered for nomination by the Nominating Committee. The Nominating Committee believes this deadline is appropriate and in our best interests and those of our stockholders because it ensures that it has sufficient time to evaluate properly all proposed candidates. Therefore, to submit a candidate for consideration for nomination at the 2020 Annual

Meeting of Stockholders, a stockholder must submit the recommendation, in writing, by February 20, 2020. The written notice must include:

- all information relating to each potential candidate whom the stockholder is recommending that would be required to be disclosed in a solicitation of proxies for the election of such person as a director pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended ("Exchange Act"), including such person's written consent to being named in the proxy statement as a nominee and to serve as a director if elected;

- the name and address of the stockholder giving the notice, as they appear on the Company's books, and of the beneficial owner of those shares; and

- the class and number of shares which are owned beneficially or of record by the stockholder and the beneficial owner.

Recommendations must be sent to the Nominating, Governance, Citizenship & Sustainability Committee, Office of the Secretary/Legal Department, Ralph Lauren Corporation, 650 Madison Avenue, New York, New York 10022.

Our stockholders may directly nominate an individual for election as a director at an annual meeting of stockholders by complying with the nominating procedures set forth in our Fourth Amended and Restated By-laws, which are described below under the caption "Additional Matters — Stockholder Proposals for the 2020 Annual Meeting of Stockholders."

GLOBAL CITIZENSHIP AND SUSTAINABILITY

Although we are at the beginning of this journey, the values and purpose that have defined our business for half a century underline the authenticity of our commitment. In Fiscal 2019, we undertook a detailed materiality analysis, refreshed our strategy, set goals, and developed a road map for improvement. Our strategy, **Design the Change**, is both a commitment and a journey to accelerate our work across citizenship and sustainability at Ralph Lauren. It is based on our belief that, together with our industry, we can deliver the change required to create a positive impact in society and a more sustainable future.



Design the Change is focused on three areas where we can make the greatest contributions: Creating Timeless Style, Protecting the Environment, and Championing Better Lives and introduces 16 new citizenship and sustainability goals to keep us moving forward and make meaningful progress in every part of our business.



Create timeless style
Protect the environment
Champion better lives
Design the change
RALPH LAUREN
Sustainable Product Design
Sourcing & Traceability
Chemical Management
Carbon & Energy Strategy
Waste Management
Water Stewardship
Diversity & Inclusion
Health, Safety & Working Conditions
Community Engagement & Philanthropy

In addition to sharing more about our renewed strategy and goals, below are some highlights and achievements from Fiscal 2019.

Create Timeless Style

Ralph Lauren products are designed with a sense of timelessness. We create iconic garments that our consumers treasure for a lifetime by matching longevity of style with quality of manufacture. We aspire to use responsibly sourced and sustainable materials that prolong product life while requiring less from our planet. One of the key ways we aim to deliver on this is through our approach to design. By 2020, all of our design, product development, and merchant teams will receive annual training on sustainable, circular, inclusive, and culturally aware design.

One example of our commitment to sustainable product is the Earth Polo, a shirt crafted from an innovative fabric produced entirely from plastic bottles and is part of our commitment to recycle 170 million plastic bottles in our products and packaging by 2025. Each Polo is made from approximately 12 plastic bottles — which may have otherwise ended up in oceans or landfills — and uses a completely waterless dyeing process.

Knowing where our materials come from, and how they are made, is key to creating our products sustainably. Our responsible sourcing program guides our commitment to sustainable materials and traceability and focuses on our priority raw materials and eliminating waste across the production process. This year, we added a new step to our design process that encourages our designers to review excess fabrics from previous seasons when fabricating new lines.

We also began developing a sustainable fiber road map, including new policies, partnerships, and goals. For example, by 2025 all of our cotton will be sustainably sourced, which includes Better Cotton Initiative (BCI), organic, recycled, transitional, and U.S. grown.

Protect the Environment

We work to mitigate our impact on the environment by driving positive change through collaboration and innovation. Our aim is to create the highest quality products with minimal harm to the environment. This starts with our suppliers and extends to our distribution, packaging, stores, and offices. We are committed to addressing the most pressing environmental issues facing our industry and society, including climate, water and waste.

By 2020, we will set science-based greenhouse gas reduction targets for our operations and supply chain. In Fiscal 2019, we continued to offset 10 percent of domestic electricity emissions by purchasing renewable energy certificates through the U.S. Environmental Protection Agency Green Power Partnership. By 2020, we intend to set a renewable energy goal and join RE100, strengthening our global renewable energy sourcing strategy.

We are committed to reduce water consumption across our value chain, and to safeguard and preserve water resources in the communities where we operate. To minimize water used during manufacturing, we are partnering with our suppliers and leading innovators who will set our business and the industry on a course for significant water reductions and water quality improvements. Last year, we also partnered with GiveMeTap to help fund the construction of water pump systems in Ghana, sharing with our employees the powerful impact that access to clean water can have on a community. By 2025, we will achieve at least a 20 percent reduction in total water use across our operations and value chain.



To address the waste generated by our industry and our business, from production through to packaging, we are working to eliminate waste at our owned facilities, including distribution centers and stores, as well as across our product lifecycle. By 2023, we will achieve zero waste to landfill across our distribution centers. Our packaging reduction efforts are also underway. In Fiscal 2019, we launched an eco-friendly packaging option for all orders made through RalphLauren.com. We also made global progress to improve retail packaging; as of Fiscal 2019, our global branded retail packaging was made from 79 percent recycled content. In Fiscal 2019, we began eliminating hangers from flat-packed items being shipped from global factories to our distribution centers, and we reduced the number of hangers in our North American deliveries. By 2025, 100 percent of our packaging material will be recyclable or sustainably sourced.

Champion Better Lives

We celebrate individuality and champion people to achieve the life they want to have. This dream shapes the work experience we create for our employees and the standards we demand of our suppliers, and is the driving force behind our community investments.

We commit to meaningfully engaging our communities through our work across cancer care as well as our global employee volunteerism program. In Fiscal 2019, our employees donated more than 14,000 hours of time and talent to non-profit organizations through Ralph Lauren Gives Back. By 2025, we will increase our volunteer hours by 25 percent compared to a Fiscal 2018 baseline.

Additionally, in Fiscal 2020, we sold our corporate jet and donated the proceeds, approximately $21 million, to the Polo Ralph Lauren Foundation (the "Foundation"). The Foundation will use this funding over time to drive support of its key areas of focus and to contribute to creating positive and meaningful impacts in society.

We also strive to increase opportunities for women in our workforce globally, and also for female factory workers in our supply chain. In Fiscal 2019, our global workforce was 64 percent female, with women holding 53 percent of Senior Director and above positions. We are implementing strategic recruiting practices to increase the diversity of our leadership. In line with our Parity.org pledge, all interviews for open VP and above positions will include female candidates. Beginning in Fiscal 2020, we will extend this commitment to include interviewing diverse candidates for every open VP and above position.

In Fiscal 2019, we continued to work closely with Better Work, an international organization focused on improving working conditions in the garment industry, to advance gender equality and promote women's economic empowerment with our suppliers.

Our most recently published Global Citizenship and Sustainability Report covering Fiscal 2019 and significant events prior to publication in Fiscal 2020 may be found on our corporate website at *https://www.corporate.ralphlauren.com*.

DIRECTOR COMMUNICATIONS

Stockholders and interested parties may contact any of our directors, including the Executive Chairman of the Board, the Lead Independent Director, the Chairs of the Board's independent committees, any committee of the Board, the Board's non-management directors as a group or the entire Board, by writing to them as follows: Name(s)/Title(s), c/o Legal Department and Office of the Corporate Secretary, Ralph Lauren Corporation, 650 Madison Avenue, New York, New York 10022. Communications received in this manner will be handled in accordance with the procedures approved by our non-management directors, who have also requested that certain items that are unrelated to the duties and responsibilities of the Board should be excluded, such as spam, junk mail and mass mailings, product complaints, product inquiries, new product suggestions, resumés and other forms of job inquiries, surveys and business solicitations or advertisements. In addition, material that is threatening, illegal, or similarly unsuitable will be excluded, with the provision that any communication that is filtered out will be available to any non-management director upon request.



AUDIT COMMITTEE COMMUNICATIONS

Complaints and concerns relating to accounting, internal control over financial reporting or auditing matters may be communicated to the Audit Committee, which consists solely of independent non-employee directors, through the Office of the Secretary/Legal Department as described above under "Director Communications." Any such communication may be anonymous. All complaints and concerns will be reviewed by the Audit Committee or a designated member of the Audit Committee. If the Audit Committee or its member designee determines that a reasonable basis exists for conducting a formal investigation, the Audit Committee will direct and supervise the investigation, and may retain independent legal counsel, accountants, and other advisors as it deems necessary. Confidentiality will be maintained to the fullest extent consistent with the need to conduct an adequate review. Prompt and appropriate corrective action will be taken when and as warranted in the judgment of the Audit Committee.

We will not discharge, demote, suspend, threaten, harass or in any manner discriminate or retaliate against any employee in the terms and conditions of his or her employment or otherwise to the extent prohibited by law based upon any lawful actions of such employee with respect to good faith reporting of complaints regarding accounting, internal controls or auditing matters.



AUDIT COMMITTEE REPORT

The Audit Committee assists the Board in fulfilling its oversight responsibilities with respect to the Company's consolidated financial statements, the Company's compliance with legal and regulatory requirements, the Company's system of internal control over financial reporting, and the qualifications, independence, and performance of the Company's internal and independent registered public accounting firm. The Audit Committee has the sole authority and responsibility to select, evaluate, and, when appropriate, replace the Company's independent registered public accounting firm. The Audit Committee currently is composed of five independent directors and operates under a written charter adopted by the Audit Committee and ratified by the Board.

Management is responsible for the Company's financial reporting process, including the Company's internal control over financial reporting, and for the preparation of the Company's consolidated financial statements in accordance with U.S. GAAP. Ernst & Young, as the Company's independent registered public accounting firm for Fiscal 2019, was responsible for auditing those financial statements and expressing its opinion as to the fairness of the financial statement presentation in accordance with U.S. GAAP, and the effectiveness of the Company's internal control over financial reporting. The Audit Committee's responsibility is to oversee and review these processes. The Audit Committee is not, however, professionally engaged in the practice of accounting or auditing and does not provide any expert or other special assurance as to such financial statements concerning compliance with laws, regulations, or U.S. GAAP or as to auditor independence. The Audit Committee relies, without independent verification, on the information provided to us and on the representations made by management and the independent registered public accounting firm.

In this context, the Audit Committee has met and held discussions with management and Ernst & Young, the Company's independent registered public accounting firm for Fiscal 2019. Management represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with U.S. GAAP, and the Audit Committee has reviewed and discussed with management, the Company's internal auditors, and Ernst & Young the Company's consolidated financial statements for Fiscal 2019 and

the Company's internal control over financial reporting. The Audit Committee also discussed with Ernst & Young the matters required to be discussed by Auditing Standard No. 1301 (formerly known as Statement on Auditing Standards No. 61), as amended (Communications with Audit Committees). Ernst & Young provided to the Audit Committee the written disclosures and the letter required by the applicable requirements of the Public Company Accounting Oversight Board regarding Ernst & Young's communication with the Audit Committee concerning independence, and the Audit Committee discussed their independence with them. In determining Ernst & Young's independence, the Audit Committee considered whether their provision of non-audit services to the Company was compatible with maintaining independence. The Audit Committee received regular updates on Ernst & Young's fees and the scope of audit and non-audit services it provided. All such services were provided consistent with applicable rules and the Company's pre-approval policies and procedures.

Based on our discussions with management, the Company's internal auditors, and Ernst & Young, and our review of the audited financial statements, including the representations of management and Ernst & Young with respect thereto, and subject in all cases to the limitations on our role and responsibilities referred to above and set forth in the Audit Committee Charter, the Audit Committee recommended to the Board that the Company's audited consolidated financial statements for Fiscal 2019 be included in the Company's Annual Report on Form 10-K.

The Audit Committee also approved, subject to stockholder ratification, the selection of Ernst & Young as the Company's independent registered public accounting firm for Fiscal 2020.

Members of the Audit Committee

    John R. Alchin *(Committee Chair)*

    Frank A. Bennack, Jr.

    Dr. Joyce F. Brown

    Michael A. George

    Linda Findley Kozlowski



SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our Common Stock as of the Record Date by: (i) each of our NEOs, (ii) each director and director nominee, (iii) each stockholder who is known by us to beneficially own in excess of five percent of any class of our voting securities and (iv) all directors and executive officers as a group. Except as otherwise indicated, each stockholder listed below has sole voting and investment power with respect to the shares beneficially owned by such person. The rules of the SEC consider a person to be the "beneficial owner" of any securities over which the person has or shares voting power or investment power. In addition, a person is deemed to be the beneficial owner of securities if that person has the right to acquire beneficial ownership of such securities within 60 days, including through conversion or exercise of an option or other right. Unless otherwise indicated below, the address of each stockholder is 650 Madison Avenue, New York, New York 10022. As of the Record Date, there were 693 holders of record of our Class A Common Stock.

	Class A Common Stock		Class B Common Stock [1]		Voting Power of Total Common Stock %
	Number	%	Number	%	%
Ralph Lauren	823,851[2]	1.58%	25,381,280[3]	100%	83.23%
Patrice Louvet	22,590[4]	*	—	—	*
Jane Nielsen	32,454[5]	*	—	—	*
Valérie Hermann	49,235[6]	*	—	—	*
David Lauren	31,790[7,8]	*	— [8]	—	*
Angela Ahrendts	0[9]	—	—	—	—
John R. Alchin	19,745[10]	*	—	—	*
Arnold H. Aronson	12,177[11]	*	—	—	*
Frank A. Bennack, Jr.	23,504[12]	*	—	—	*
Dr. Joyce F. Brown	7,820[13]	*	—	—	*
Joel L. Fleishman	11,768[14]	*	—	—	*
Michael A. George	1,815[15]	*	—	—	*
Hubert Joly	13,515[16]	*	—	—	*
Linda Findley Kozlowski	0[17]	—	—	—	—
Judith A. McHale	7,697[18]	*	—	—	*
Robert C. Wright	24,138[19]	*	—	—	*
The Vanguard Group	6,801,791[20]	13.11%	—	—	2.22%
BlackRock, Inc.	4,137,377[21]	7.97%	—	—	1.35%
Renaissance Technologies LLC	3,586,200[22]	6.91%	—	—	1.17%
All directors and executive officers as a group (17 persons[23])	1,094,912[24]	2.10%	25,381,280[3]	100%	84.94%

* Less than 1.0

1. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Each share of Class B Common Stock will be automatically converted into one share of Class A Common Stock upon transfer to a person who is not Mr. R. Lauren or a member of his family, or an entity that is not owned by, or established for the benefit of, Mr. R. Lauren, or members of his family.

2. For Mr. R. Lauren, includes 237,552 options vested as of the Record Date or within 60 days thereafter representing the right to purchase shares of Class A Common Stock, and 428,568 shares of Class A Common Stock held by the Lauren Family, L.L.C., a limited liability company of which Mr. R. Lauren has the power to remove and replace the managers, provided that any such replacement manager is not related to or subordinate to Mr. R. Lauren and Mr. R.



Lauren may not serve as manager. The 428,568 shares of Class A Common Stock were received by the Lauren Family, L.L.C in May 2019 upon conversion of an equal number of shares of Class B Common Stock in connection with planned sales under a Rule 10b5-1 plan entered into in connection with a long-term strategy for estate planning and investment diversification. The current managers of the Lauren Family, L.L.C. are Andrew Lauren, Mr. D. Lauren, and Dylan Lauren, all children of Mr. R. Lauren and Mrs. R. Lauren. Actions by the Lauren Family, L.L.C. require the consent of a majority of the managers. Also includes 35,854 shares of Class A Common Stock held by a revocable trust of which Mr. R. Lauren is the sole trustee and sole beneficiary.

Does not include (i) unvested performance-based stock awards with respect to 229,951.31 shares of our Class A Common Stock, which are subject to upward or downward adjustment, and (ii) 460,884.54 vested time-based restricted share units ("RSUs") (the underlying shares of our Class A Common Stock for these RSUs will not be delivered until Mr. R. Lauren's separation of service from the Company or, if earlier, upon a change in control (as defined in Mr. R. Lauren's employment agreement)).

3. Includes (i) 11,499,906 shares of Class B Common Stock held by a revocable trust of which Mr. R. Lauren is the sole trustee and sole beneficiary, (ii) 879,044 shares of Class B Common Stock held by a revocable trust of which Mr. R. Lauren's spouse, Mrs. Ricky Lauren, is the sole trustee and sole beneficiary, (iii) an aggregate of 4,289,028 shares of Class B Common Stock held by trusts established for the benefit of Mr. R. Lauren's descendants and of which Mrs. R. Lauren is a trustee and of which Mr. R. Lauren has the power to remove and replace the trustees, provided that Mr. R. Lauren may not serve as the replacement trustee and the replacement trustee is not related or subordinate to Mr. R. Lauren, (iv) 2,370,956 shares of Class B Common Stock held by a trust established for the benefit of Mrs. R. Lauren's descendants and of which Mr. R. Lauren has the power to remove and replace the trustees, provided that Mr. R. Lauren and Mrs. R. Lauren may not serve as the replacement trustees, and (v) 6,342,346 shares of Class B Common Stock held by the Lauren Family, L.L.C., described in footnote (2) above.

4. For Mr. Louvet, does not include (i) unvested performance-based stock awards with respect to 202,478 shares of Class A Common Stock, a portion of which are subject to upward or downward adjustment, and (ii) 34,913 unvested RSUs (the underlying shares of our Class A Common Stock for these RSUs will be delivered on July 3, 2022).

5. For Ms. Nielsen, does not include (i) unvested performance-based stock awards with respect to 37,355 shares of Class A Common Stock, which are subject to upward or downward adjustment, and (ii) 23,127 unvested RSUs (the underlying shares of our Class A Common Stock for these RSUs will be delivered in three equal annual installments beginning on March 31, 2021).

6. For Ms. Hermann, includes options vested as of the Record Date or within 60 days thereafter representing the right to purchase 9,129 shares of Class A Common Stock. Does not include unvested performance-based stock awards with respect to 37,355 shares of Class A Common Stock, a portion of which are subject to upward or downward adjustment.

7. For Mr. D. Lauren, includes options vested as of the Record Date or within 60 days thereafter representing the right to purchase 13,011 shares of Class A Common Stock. Does not include unvested performance-based stock awards with respect to 8,220 shares of Class A Common Stock, a portion of which are subject to upward or downward adjustment.

8. An aggregate amount of 428,568 shares of Class A Common Stock and 6,342,346 shares of Class B Common Stock are held by Lauren Family, L.L.C., a limited liability company of which Mr. D. Lauren is one of the three current managers. The other two current managers of the Lauren Family, L.L.C. are Mr. R. Lauren's other children, Andrew Lauren and Dylan Lauren. Actions by the Lauren Family, L.L.C. require the consent of a majority of the managers. Mr. R. Lauren has the power to remove and replace the managers, provided that any such replacement manager is not related to or

subordinate to Mr. R. Lauren and Mr. R. Lauren may not serve as manager.

9. For Ms. Ahrendts, does not include 1099.31 unvested RSUs (the underlying shares of our Class A Common Stock for these RSUs will be delivered on August 2, 2019).

10. For Mr. Alchin, includes 448 restricted shares of Class A Common Stock and vested options representing the right to purchase 1,635 shares of Class A Common Stock. Does not include 1099.31 unvested RSUs (the underlying shares of our Class A Common Stock for these RSUs will be delivered on August 2, 2019).

11. For Mr. Aronson, includes 2,650 shares owned by Mr. Aronson's spouse, 448 restricted shares of Class A Common Stock, and vested options representing the right to purchase 1,635 shares of Class A Common Stock. Does not include 1099.31 unvested RSUs (the underlying shares of our Class A Common Stock for these RSUs will be delivered on August 2, 2019).

12. For Mr. Bennack, includes 448 restricted shares of Class A Common Stock and vested options representing the right to purchase 1,635 shares of Class A Common Stock. Does not include 1099.31 unvested RSUs (the underlying shares of our Class A Common Stock for these RSUs will be delivered on August 2, 2019).

13. For Dr. Brown, includes 448 restricted shares of Class A Common Stock and vested options representing the right to purchase 1,635 shares of Class A Common Stock. Does not include 1099.31 unvested RSUs (the underlying shares of our Class A Common Stock for these RSUs will be delivered on August 2, 2019).

14. For Mr. Fleishman, includes 448 restricted shares of Class A Common Stock and vested options representing the right to purchase 1,635 shares of Class A Common Stock. Does not include 1099.31 unvested RSUs (the underlying shares of our Class A Common Stock for these RSUs will be delivered on August 2, 2019).

15. For Mr. George, does not include 1099.31 unvested RSUs (the underlying shares of our Class A Common Stock for these RSUs will be delivered on August 2, 2019).

16. For Mr. Joly includes 448 restricted shares of Class A Common Stock and vested options representing the right to purchase 1,635 shares of Class A Common Stock. Does not include 1099.31 unvested RSUs (the underlying shares of our Class A Common Stock for these RSUs will be delivered on August 2, 2019).

17. For Ms. Kozlowski, does not include 1099.31 unvested RSUs (the underlying shares of our Class A Common Stock for these RSUs will be delivered on August 2, 2019).

18. For Ms. McHale, includes 448 restricted shares of Class A Common Stock and vested options representing the right to purchase 1,635 shares of Class A Common Stock. Does not include 1099.31 unvested RSUs (the underlying shares of our Class A Common Stock for these RSUs will be delivered on August 2, 2019).

19. For Mr. Wright, includes 448 restricted shares of Class A Common Stock and vested options representing the right to purchase 1,635 shares of Class A Common Stock. Does not include 1099.31 unvested RSUs (the underlying shares of our Class A Common Stock for these RSUs will be delivered on August 2, 2019).

20. According to a Schedule 13G/A filed on February 12, 2019, The Vanguard Group ("Vanguard"), may be deemed the beneficial owner of 6,801,791 shares of Class A Common Stock with the sole power to vote or direct the vote over 65,086 shares of Class A Common Stock and shared power to vote or direct the vote over 10,354 shares of Class A Common Stock, sole dispositive power over 6,726,833 shares of Class A Common Stock and shared dispositive power over 74,958 shares of Class A Common Stock. Vanguard Fiduciary Trust Company, a wholly-owned subsidiary of The Vanguard Group, Inc., is the beneficial owner of 47,498 shares of Class A Common Stock as a result of its serving as investment manager of collective trust accounts. Vanguard Investments Australia, Ltd., a wholly-owned subsidiary of The Vanguard Group, Inc., is the beneficial owner of 44,453 shares of Class A Common Stock as a result of its serving as investment manager of Australian investment offerings. The address for Vanguard is 100 Vanguard Blvd., Malvern, Pennsylvania 19355.

21. According to a Schedule 13G/A filed on February 6, 2019, BlackRock, Inc. ("BlackRock") may be deemed the beneficial owner of 4,137,377 shares of Class A Common Stock beneficially owned



by its subsidiaries, BlackRock (Luxembourg) S.A., BlackRock (Netherlands) B.V., BlackRock (Singapore) Limited, BlackRock Advisors (UK) Limited, BlackRock Advisors, LLC, BlackRock Asset Management Canada Limited, BlackRock Asset Management Ireland Limited, Blackrock Asset Management North Asia Limited, BlackRock Asset Management Schweiz AG, BlackRock Financial Management, Inc., BlackRock Fund Advisors, BlackRock Fund Managers Ltd., BlackRock Institutional Trust Company, N. A., BlackRock International Limited, BlackRock Investment Management (Australia) Limited, BlackRock Investment Management (UK) Ltd., BlackRock Investment Management, LLC, BlackRock Japan Co., Ltd., and BlackRock Life Limited, with the sole power to vote or direct the vote over 3,555,885 shares of Class A Common Stock and sole dispositive power over 4,137,377 shares of Class A Common Stock. BlackRock's address is 55 East 52nd Street, New York, New York 10055.

22. According to a Schedule 13G filed on February 12, 2019, Renaissance Technologies LLC ("Renaissance") may be deemed the beneficial owner of 3,586,200 shares of Class A Common Stock, including shares beneficially owned by its subsidiary, Renaissance Technologies Holdings Corporation, with sole power to vote or direct the vote of 2,957,669 shares of Class A Common Stock, sole dispositive power over 3,093,249 shares of Class A Common Stock and shared dispositive power over 492,951 shares of Class A Common Stock. Renaissance's address is 800 Third Avenue, New York, NY 10022.

23. Includes Andrew Howard Smith, who was appointed as an executive officer, Chief Commercial Officer, effective as of March 31, 2019.

24. Includes (i) options vested, as of the Record Date or within 60 days thereafter, granted under our 2010 Stock Incentive Plan, representing the right to purchase 279,797 shares of Class A Common Stock and (ii) 3,584 unvested restricted shares of Class A Common Stock granted under our 2010 Stock Incentive Plan. Does not include (i) 535,699.31 unvested performance-based stock awards, a portion of which are subject to upward or downward adjustment, (ii) 122,543.41 unvested RSUs, and (iii) 460,884.54 vested RSUs (the underlying shares of our Class A Common Stock for these RSUs will not be delivered to Mr. R. Lauren until his separation of service from the Company or if earlier, upon a change in control), granted under the 1997 Stock Incentive Plan.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers to file initial reports of ownership and reports of changes in ownership of our Class A Common Stock with the SEC and to provide copies of these reports to us. These filing requirements also apply to certain beneficial owners of more than 10 percent of our Class A Common Stock. To our knowledge, based solely on our review of the copies of Section 16(a) reports furnished to us during and with respect to Fiscal 2019 and on written representations from certain reporting persons, all reportable transactions during Fiscal 2019 were reported on a timely basis.



DIRECTOR COMPENSATION

For Fiscal 2019, the compensation for non-employee directors was as follows:

Type of Compensation	Compensation Amount
Annual retainer for each non-employee director	$80,000
Additional annual retainer for Lead Independent Director	$50,000
Additional annual retainer for the Chair of each Board Committee[1]	• Chair of the Audit Committee: $30,000 • Chair of the Compensation Committee: $30,000 • Chair of the Nominating Committee: $20,000 • Chair of the Finance Committee: $20,000
Annual retainer for member of each Board Committee[1]	• Audit Committee Member: $15,000 • Compensation Committee Member: $15,000 • Nominating Committee Member: $10,000 • Finance Committee Member: $10,000
Annual equity award[2]	Target equity value of $140,000, which is delivered in the form of restricted stock units of Class A Common Stock. These restricted stock units vest on the one year anniversary of the grant.

1. The annual retainers are paid to the non-employee directors in quarterly installments in arrears.
2. The annual equity award to non-employee directors is awarded on the date of the Annual Meeting of Stockholders each year to those non-employee directors who have served as directors for at least half of the preceding fiscal year.

STOCK OWNERSHIP GUIDELINES

Our Board and Compensation Committee believe it is important for our NEOs, key members of our senior management team, and our non-employee directors to build and maintain a long-term ownership position in the Company, to further align their financial interests with those of our stockholders, and to encourage the creation of long-term value. The Compensation Committee has established stock ownership guidelines for our non-employee directors, our NEOs, and select other members of our senior management group. Further details on the guidelines for NEOs and certain members of our senior management group are provided in "Compensation Discussion and Analysis—Executive Stock Ownership Guidelines."

The current stock ownership guidelines for the non-employee directors are as follows:

• **Ownership requirement is defined as a multiple of annual cash retainer. The target for directors is set at five times the annual cash retainer.**

• **There is a hold-and-retain requirement of 50% of net equity proceeds acquired through the vesting of restricted shares and RSUs and the exercise of stock options until the stock ownership target is attained.**

• **In addition to counting shares owned outright by the director or his or her family members, unvested restricted shares and RSUs count toward the achievement of ownership targets.**

• **As of the Record Date, all non-employee directors who served during Fiscal 2019 exceeded their Fiscal 2019 stock ownership target.**

We reimburse our non-employee directors for reasonable travel and other related expenses to attend Board and committee meetings and for director education courses. Non-employee directors are also provided with a merchandise discount on most of our products.



DIRECTOR COMPENSATION TABLE

The following table provides information concerning the compensation of those individuals who served as our non-employee directors during Fiscal 2019. Directors who are our employees receive no compensation for their services as directors and do not serve on any committees of the Board.

Name	Fees Earned or Paid in Cash [1] ($)	Stock Awards [2] ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation [3] ($)	Total ($)
Angela Ahrendts	60,000	140,000	—	—	—	—	200,000
John R. Alchin	120,000	186,661	—	—	—	4,289	310,950
Arnold H. Aronson	85,000	186,661	—	—	—	4,289	275,950
Frank A. Bennack, Jr	180,000	186,661	—	—	—	4,289	370,950
Dr. Joyce F. Brown	115,000	186,661	—	—	—	4,289	305,950
Joel L. Fleishman	120,000	186,661	—	—	—	4,289	310,950
Michael George	110,000	140,000	—	—	—	—	250,000
Hubert Joly	125,000	186,661	—	—	—	4,289	315,950
Linda Findley Kozlowski	72,500	140,000	—	—	—	—	212,500
Judith A. McHale	110,000	186,661	—	—	—	4,289	300,950
Robert C. Wright	90,000	186,661	—	—	—	4,289	280,950

1. Reflects the pro-rata amount of fees paid in arrears for Fiscal 2019 per the retainers set forth in the table above based on timing of appointments to the Board or Committees, as applicable.
2. Beginning in Fiscal 2019, the annual stock-based awards for the non-employee directors transitioned to be granted on the same day as the annual stockholders meeting which was August 2, 2018 in the amount of $140,000, representing the aggregate grant date fair value of the annual grant, made on August 2, 2018, of 1,082 restricted stock units of the Company's Class A Common Stock, calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification topic 718. Prior to Fiscal 2019, the annual date of the grant of the stock-based awards for the non-employee directors was April 1 of each year. For Fiscal 2019 only, the non-employee directors who were active on April 1, 2018 also received a pro-rata equity grant to cover the period from April 1, 2018 to August 2, 2018 in the amount of $46,661 of 418 restricted stock units of the Company's Class A Common Stock, calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification topic 718.
3. This amount represents deferred cash dividends paid during Fiscal 2019 in connection with the vesting of restricted shares of our Class A Common Stock.



DIRECTOR EQUITY TABLE

At the end of Fiscal 2019, each individual who served as a non-employee director during Fiscal 2019 held options to purchase shares of our Class A Common Stock, restricted shares, and/or restricted stock units of our Class A Common Stock as follows:

	Options [1]	Restricted Stock [2]	Restricted Stock Units [3]
Angela Ahrendts	—	—	1,093.96
John R. Alchin	2,358	1,278	1,518.64
Arnold H. Aronson	2,358	1,278	1,518.64
Frank A. Bennack, Jr.	2,358	1,278	1,518.64
Dr. Joyce F. Brown	2,358	1,278	1,518.64
Joel L. Fleishman	2,358	1,278	1,518.64
Michael George	—	—	1,093.96
Hubert Joly	2,358	1,278	1,518.64
Linda Findley Kozlowski	—	—	1,093.96
Judith A. McHale	1,635	1,278	1,518.64
Robert C. Wright	2,358	1,278	1,518.64

1. Represents outstanding options granted to non-employee directors on April in each of 2012, 2013, and 2014, each of which vested ratably over a three-year period on the anniversary date of the grant with a seven year life from date of grant. We have not granted options to non-employee directors since April 1, 2014.
2. Represents unvested Restricted Stock granted to non-employee directors on April 1 in each of 2016 and 2017, each of which vested ratably over a three-year period on the anniversary date of the grant. We have not granted Restricted Stock to non-employee directors since April 1, 2017.
3. Includes Dividend Equivalent Units (DEUs) that are subject to the same vesting provisions as the underlying restricted stock units and are accrued in the form of additional restricted stock units each quarter and credited to each non-employee director's holdings.



COMPENSATION DISCUSSION & ANALYSIS

NAMED EXECUTIVE OFFICERS

This Compensation Discussion and Analysis ("CD&A") explains our executive compensation programs as they pertain to the following individuals, all of whom were deemed to be NEOs during Fiscal 2019.

Name	Title
Ralph Lauren	Executive Chairman and Chief Creative Officer
Patrice Louvet	President and Chief Executive Officer ("CEO")
Jane Nielsen	Executive Vice President, Chief Operating Officer and Chief Financial Officer ("COO and CFO")[1]
Valérie Hermann	Brand Group President
David Lauren	Chief Innovation Officer, Vice Chairman of the Board, Strategic Advisor to the CEO and Head of the Polo Ralph Lauren Foundation

[1] Effective March 31, 2019, Ms. Nielsen was promoted from Executive Vice President, Chief Financial Officer to Executive Vice President, Chief Operating Officer & Chief Financial Officer.

EXECUTIVE SUMMARY

Overview of Performance-based Compensation Programs

The Compensation Committee strongly believes that our compensation practices accomplish the goal of pay-for-performance by rewarding our executives for the achievement of both short-term and long-term financial and strategic performance goals. To align our executives' compensation with stockholders' interests, the Compensation Committee has concluded that a majority of our executives' compensation should be at-risk—in the form of annual cash incentive and long-term equity-based awards.

Compensation Program Philosophy & Objectives

We maintain competitive executive compensation programs designed to reward sustained business growth and results. These programs are intended to drive stockholder value through the following principles:

- **Attract, motivate, and retain highly qualified and talented employees.**

- **Establish challenging goals balanced between short-term and long-term objectives.**

- **Directly link pay to achievement of performance goals designed to promote sustained business growth and value creation.**

- **Award a meaningful portion of compensation in variable rather than fixed pay, with a significant portion of variable compensation in the form of long-term equity awards.**

- **Establish short-term and long-term compensation programs that align the compensation of our executives with financial metrics and stockholders' interests.**

- **Promote collaborative leadership behavior designed to support the achievement of goals in a complex global organization.**

- **Avoid unnecessary or excessive risk-taking that could reward employees at the expense of stockholders.**

Pay for Performance: Key Takeaways for Fiscal 2019

In response to stockholder feedback and in order to align with our strategic plan and drive value creation for our stockholders, we changed the performance measures in the Short-Term and Long-Term Incentive Plans.



Our Fiscal 2019 financial metrics in our short-term bonus plan included:

- **Corporate Net Income Before Taxes ("NIBT") —** continues to be a key performance measure and is again included in our bonus plan

- **Corporate Revenue —** added as a performance measure to further align with our strategy to elevate and grow our business

- **Company-Wide Selling, General, and Administrative ("SG&A") Expenses (Excluding Marketing and Advertising) —** added as a performance measure to emphasize the importance of expense management as we strive to work in new ways to drive productivity and agility

- **Global Digital Revenue —** added as our new strategic goal adjustment as motivation to accelerate our sales growth and market share expansion in our digital business

Our Fiscal 2019 financial metrics in our long-term equity plan included:

- **Three-year Cumulative Return on Invested Capital ("ROIC") —** added as a performance measure to drive efficiencies in our operations; ROIC is defined as Net Income divided by (Inventories + Property & Equipment, Net)

- **Three-year Relative Total Shareholder Return ("TSR") —** added as a performance measure to support alignment with the long-term interests of our stockholders

We delivered better than expected financial results in Fiscal 2019, resulting in above-target payouts in both our Short-Term and Long-Term Incentive Plans with the following Fiscal 2019 financial results:

- NIBT totaled $751.3 million, or 106% of target and $92.8 million greater than last year's results of $658.5 million

- Corporate revenue was $6,313.0 million, or 103% of target and $130.7 million greater than last year's results of $6,182.3 million

- SG&A expenses (excluding marketing and advertising) as a percent of revenue, a new performance metric in Fiscal 2019, was 45.8% which was better than target of 46.2%

- Global digital revenue, a new strategic goal in Fiscal 2019, was $787.7 million, or 106% of target

Company Achievements: Key Takeaways for Fiscal 2019

- We successfully delivered on the key objectives in our Next Great Chapter Strategic Plan, including improving average unit retail results, driving brand awareness and appeal and growing global digital revenue, with better than expected financial results

- We delivered strong TSR performance of 18.4%

- We returned capital to stockholders by increasing the dividend and through share buybacks

Delivered On Our Next Great Chapter Strategic Plan in Fiscal 2019

On June 7, 2018, as part of our Investor Day, we announced our Next Great Chapter Strategic Plan. The Strategic Plan is our multi-year plan intended to position the Company to deliver long-term sustainable growth and value creation. For Fiscal 2019, we delivered on our commitments in the first year of our Strategic Plan with a return to positive revenue growth, a year ahead of our plan, and better than expected operating margin expansion, all while continuing to raise average unit retail and improve quality of sales overall. Results included:

- ***Winning Over a New Generation of Consumers***

  – Increased marketing investments by 13% to last year, driven by unique and highly impactful brand building campaigns and fashion shows, including our 50th Anniversary Fashion Show, Ralph's Café immersive fashion experience at Madison Avenue flagship store and 'Family is Who You Love' campaign which launched in the fourth quarter

  – Elevated our brand and connected with new consumers through our collaboration with UK-based skate brand Palace, Limited Edition launches throughout the year, and new distribution in key specialty retail doors

  – Continued to leverage celebrity, social influencers, and cultural events that resonate with different segments of the Ralph Lauren consumer base, including our Ralph Lauren



Romance fragrance campaign featuring Taylor Hill and custom designs for the wedding of Priyanka Chopra and Nick Jonas

- ***Energizing Core Products and Accelerating Under-Developed Categories***

  - Average unit retail across our direct-to-consumer network was up 8% in Fiscal 2019 driven by our ongoing initiatives to elevate the product assortment and improve quality of sales

  - Renewed our core styles and focused on our icons which continue to be key drivers of improving sales trends and leveraging our multi-generational reach

  - Continued to build our high-potential under-developed categories, with denim and outerwear sell-out trends accelerating in the Fall/Holiday season, driven by an improved product, merchandising and marketing focus

- ***Driving Targeted Expansion in Our Regions and Channels***

  - Momentum in Asia continued with 13% revenue growth and 5% increase in retail comparable store sales compared to last year in constant currency in Fiscal 2019, led by over 30% growth in Mainland China

  - Europe outperformed our expectations with 6% revenue growth in constant currency, driven by 10% growth in wholesale and improved retail comparable store sales

  - Continued to expand our global distribution with 135 new retail stores including over 90

stores in Asia, and partnered with over 20 new digital pure play retailers globally

- ***Leading with Digital***

  - Global digital revenue grew 11% compared to last year in constant currency, driven by strength across every region

  - Our directly-operated digital flagships in North America and Europe returned to positive growth during the year, supported by improvements in functionality, an enhanced consumer experience, and our quality of sales initiatives

  - Expanded our partnerships with key digital wholesale partners across regions

- ***Operating with Discipline to Fuel Growth***

  - Gross margin was up 90 basis points compared to last year driven by quality of sales

  - SG&A expenses, excluding our marketing investment, were below revenue growth in Fiscal 2019

  - Launched our shared inventory initiative in North America in the fourth quarter, driving increased efficiency in our direct-to-consumer distribution network and a reduced warehouse footprint

  - Delivered strong progress on our long-term strategy to diversify our supply chain across geographies and reduce lead times to six months or less on at least 50% of our product

Delivered Strong TSR in Fiscal 2019

Our TSR for recent periods, relative to our compensation comparator group detailed on page 51 of the CD&A and the S&P 500, is set forth below. For Fiscal 2019, we generated a strong TSR of 18.4% compared to the -7.8% loss for our compensation comparator group and the 7.3% gain for the S&P 500.

	1-Year TSR (%) Fiscal 2019	3-Year TSR (%) Fiscal 2017 – 2019	5-year TSR (%) Fiscal 2015 – 2019
Ralph Lauren Corporation	18.4%	42.2%	-10.0%
Compensation Comparator Group	-7.8%	-6.3%	-15.2%
S&P 500 Index	7.3%	36.7%	52.6%



Returned Cash to Stockholders

In June 2018, we announced an increase to our quarterly dividend payments from $0.50 per share to $0.625 per share resulting in a new annual dividend of $2.50 per share.

On the same day, we announced that the Company's Board of Directors authorized an additional $1.0 billion stock repurchase program permitting the Company to purchase shares of Class A Common Stock. During Fiscal 2019, we repurchased approximately 3.8 million shares of our Class A Common Stock utilizing approximately $470 million of our aggregate stock repurchase authorizations of $1.1 billion.

We returned approximately $660 million in cash to stockholders in Fiscal 2019 through dividends and repurchases.

In May 2019, we again increased our quarterly dividend to $0.6875 per share resulting in a new annual dividend of $2.75 per share. We also received authorization from the Board of Directors for an additional $600 million in stock repurchases and we plan to repurchase approximately $600 million of stock in Fiscal 2020.

How We Connected Pay to Performance for Fiscal 2019

In Fiscal 2019, we delivered better than expected financial results, resulting in above-target payouts in both our Short-Term and Long-Term Incentive Plans as detailed below:

Annual Cash Incentive Bonus:

	Performance Measure	Weighting	Performance Results[1] as a % of Target	Amount Paid as a % of Target
Executive Officer Annual Incentive Plan (EOAIP)	NIBT	60%	106%	153% for Mr. R. Lauren
	Corporate Revenue	20%	103%	139% for Mr. Louvet[2]
	Company-wide SG&A as a % of Revenue	20%	101%	168% for other NEOs[2]

(1) Includes impact of adjustments, in accordance with adjustment language approved by the Compensation Committee, including restructuring and other charges pursuant to the Strategic Plan. See Appendix B for non-GAAP reconciliations.
(2) Includes impact, if any, of the strategic objective, which can adjust bonus payment by -10% to +10%. For Fiscal 2019, there was a plus 10% adjustment for the strategic goal of global digital revenue as the performance expectation exceeded target level. Any adjustment in annual bonus attributable to the strategic goal is not applicable to Mr. R. Lauren. With the exception of Mr. Louvet, maximum payout for all NEOs is 200% of target. For Mr. Louvet, maximum payout is 150% of target.

Long-term Equity-Based Incentives:

	Performance Measure	Performance Period	Performance Results[1] as a % of Target	Amount Paid as a % of Target
Performance Share Units (PSUs) *(applicable to Mr. R. Lauren, Ms. Nielsen, Ms. Hermann, and Mr. D. Lauren)*	Cumulative EPS	Fiscal 2017 – Fiscal 2019	108%	138%[2]
Additional PSUs (applicable to Ms. *Hermann* only)	Cumulative EPS	Q3 and Q4 Fiscal 2017–Fiscal 2019	107%	136%[3]
Performance-based Restricted Stock Units (PRSUs) *(applicable to Mr. Louvet, Ms. Nielsen, Ms. Hermann, and Mr. D. Lauren)*	ROIC	Fiscal 2019	Exceeded threshold level	100%[4]



(1) Includes impact of adjustments, in accordance with adjustment language approved by the Compensation Committee, including restructuring and other charges pursuant to the Strategic Plan. See Appendix B for non-GAAP reconciliations.

(2) Award based on achievement of cumulative three-year EPS goal set at the beginning of the performance period. Target shares were granted in the first year of the three-year performance period.

(3) Award based on achievement of cumulative two-and-a-half-year EPS goal set at the beginning of the performance period. Target shares were granted in the first year of the performance period.

(4) Award was payable upon achievement of Fiscal 2019 threshold ROIC results. Actual achievement for this goal was 30.9%, which was above the threshold level. Shares vest on a pro-rata basis over a three-year period, beginning in Fiscal 2019, contingent on continuous service.

Summary of Executive Compensation Governance Practices

We seek to maintain high standards with respect to the governance of our executive compensation programs. Key features of our compensation policies and practices that aim to drive performance and align with stockholder interests are highlighted below:

Our Compensation Practices (What we do)

☑ **At-Risk Compensation:** Our incentive-based compensation represents a significant portion of our executives' compensation (90% or more for both our Executive Chairman and Chief Creative Officer and our President and CEO).

☑ **Annual Review:** We conduct an annual review of our executive compensation program to ensure it rewards executives for performance against clear metrics that align with our strategic plan and stockholder interests, retains top talent, and discourages unnecessary risk taking by our executives.

☑ **Stock Ownership Guidelines:** We require our NEOs and other select members of our senior management to own a meaningful amount of our Common Stock, worth one to six times their base salary, depending on their positions. Effective Fiscal 2019, the ownership requirement for our NEOs (other than our Executive Chairman and Chief Creative Officer and our President and CEO) increased from two times base salary to three times base salary.

☑ **Regular Review of Programs with Top Institutional Investors:** We regularly, and at least annually, review our compensation programs with our top institutional investors for their feedback and consideration.

☑ **Double Trigger Vesting:** We provide for double-trigger vesting following a change-of-control for equity awards for all equity participants.

☑ **Regular Review of Share Utilization:** We regularly evaluate share utilization levels and review the dilutive impact of stock compensation.

☑ **Clawback Policy:** Our NEOs are subject to a robust recoupment policy in the event the Company is required to restate its financial statements, providing the right to recoup granted, earned, and vested awards with a look-back period.

☑ **Independent Consultant:** We work with an independent compensation consultant retained by the Compensation Committee, in its sole discretion, who performs no consulting or other services for the Company's management.

☑ **Incentive Targets:** We set targets for performance metrics linked to our financial goals and financial guidance under the Strategic Plan communicated to stockholders. Our executives only receive target payouts when we deliver our financial goals.

☑ **Independent Compensation Committee:** Our Compensation Committee is composed solely of independent directors

Our Prohibited Compensation Practices (What we don't do)

☒ **No Guaranteed Increases:** We do not guarantee salary increases or annual incentives for our NEOs.

☒ **No Repricing Without Stockholder Approval:** We do not reprice or exchange for cash underwater stock options without stockholder approval.

☒ **No Hedging or Pledging:** We prohibit the hedging or pledging of the Company's stock by directors, officers, or employees of the Company.

☒ **No Discount Grants:** We do not provide for grants of any equity below fair market value.

☒ **No Resetting of Incentive Targets:** We do not reset internal targets used to determine performance-based award payouts once established by the Compensation Committee at the beginning of the performance period.



STOCKHOLDER FEEDBACK AND COMPENSATION COMMITTEE RESPONSE

We are committed to our ongoing stockholder outreach efforts and the input of our stockholders is an important driver of our corporate governance and compensation practices. We actively seek to engage with our stockholders to ensure that we are responsive to their views and priorities in shaping our compensation plan designs and adopting best practices. Periodically, the Compensation Committee receives a report on engagement with our stockholders and the Board receives regular investor feedback from our various analyst meetings.

In Fiscal 2019, we connected meaningfully with our stockholders:

- Through our Investor Day held on June 7, 2018 in New York City where we shared our long-term growth and value creation strategy and financial outlook. Afterwards, we continued to engage with stockholders in additional one-on-one and group meetings to provide a forum for them to share their feedback.

- Prior to the 2018 Annual Meeting of Stockholders, we contacted our 8 largest stockholders, representing over 40% of our outstanding shares of Class A Common Stock, offering to discuss our compensation and governance practices. The focus of the outreach was to review our compensation programs for Fiscal 2019, discuss the change in our Board of Directors, review our Say-on-Pay vote, and solicit feedback on a variety of corporate governance topics, including executive compensation practices, leadership development, diversity and inclusion, and environmental, social and governance ("ESG") issues.

- During 2018, our management team met with a significant number of stockholders and prospective stockholders globally to discuss our near- and long-term strategy, financial and operating performance, and capital allocation, among other topics. Members of our leadership team also conducted outreach with key stockholders and other stakeholders to discuss our sustainability strategy and initiatives, corporate governance and executive compensation practices and to solicit feedback on these topics.

Through this ongoing outreach, we have received and considered valuable feedback regarding a variety of stockholder-related matters and have adopted a number of significant changes to our compensation program and corporate governance practices. For example:

- We enhanced our Nominating & Governance Committee into our Nominating, Governance, Citizenship & Sustainability Committee with an oversight role with respect to corporate citizenship, sustainability and ESG matters which may have an impact on us, as described in more detail on page 30 hereof. Our amended Committee Charter is available on our public Investor Relations website.

- We refreshed our Board of Directors by rotating the Chairs of our Committees including the appointment of Michael George as the new Chair of the Compensation Committee. We believe that his experience as an active CEO and Board member of Qurate Retail, Inc., Board member of Brinker International, and Board member of the National Retail Federation has proven valuable to the Company and the Board in his Committee Chair role.

- We enhanced our Global Citizenship Report, published in June 2019, to announce our goals and strategies related to our sustainability program.

- As discussed below, considering the feedback from our stockholders during our outreach, the Compensation Committee also implemented several key changes to our short-term and long-term incentive programs in Fiscal 2019.

In making executive compensation decisions during Fiscal 2019, the Compensation Committee considered the results of the non-binding, advisory proposal on our executive compensation philosophy, policies, and practices ("Say-on-Pay") as set forth in our 2018 Proxy Statement. At our 2018 Annual Meeting of Stockholders, we received 90% stockholder support for our executive compensation program. During Fiscal 2019, we have continued to strengthen the alignment of compensation with our strategic priorities and stockholder interests and are committed to adhering to our pay-for-performance philosophy. After considering our Say-on-Pay voting results, investor feedback, alignment of our compensation programs with the long-term interests of our stockholders, and advice from its Compensation Consultant, the Compensation Committee made changes to the short- and long-term executive compensation programs effective Fiscal 2019 as described below. In considering the performance measures, we focused on connecting our compensation metrics to our current business strategy which is focused on long-term, sustainable growth and value creation to ensure our executives are focusing on results that support this strategy. For our long-term awards, we strove for a healthy balance between rewarding our executives for the return provided to the Company while also ensuring a critical link to stockholder returns.



Changes in Short-Term Incentive Plan Design for Fiscal 2019

To align with our strategy to return to sustained revenue and earnings growth and to promote sustainable long-term stockholder value, our Fiscal 2019 financial metrics included corporate NIBT, corporate revenue, and company-wide SG&A expenses (excluding marketing and advertising).

- Corporate revenue was added as a performance measure to further align the compensation of our NEOs with the strategy to elevate and grow the brand through evolving our product and marketing and expanding our international and digital presence.

- SG&A expenses (excluding marketing and advertising) was added as a performance measure to re-emphasize the importance of expense management as we strive to work in new ways to drive productivity and agility.

Global digital revenue was also added as our new strategic goal as we continued to drive sales growth and market share in our digital business. Expanding our digital presence globally is one of our key initiatives. As in the past, the strategic goal was applicable to all NEOs excluding Mr. R. Lauren. Performance relative to our strategic goal results in the adjustment of bonuses upwards or downwards by 10% for Fiscal 2019.

Changes in Long-Term Incentive Plan Design for Fiscal 2019

Performance Share Units ("PSUs") are a key component of our long-term equity plan design linking pay with performance and aligning management's interests with stockholders.

- In order to further align with our long-term business strategy, the performance measures in the Fiscal 2019—Fiscal 2021 PSUs were changed to three-year cumulative ROIC and three–year relative TSR. These metrics do not overlap with those in our Short-Term Incentive Plan and support alignment with the long-term interests of our stockholders.

The comparator group which was used for relative TSR is shown below.

Dillard's, Inc.	Capri Holdings Limited (Formerly Michael Kors Holdings Limited)	RH (Restoration Hardware, Inc.)	Under Armour, Inc.
The Gap, Inc.	Nike, Inc.	Tapestry, Inc. (Coach/ Kate Spade)	Urban Outfitters, Inc.
L Brands, Inc.	Nordstrom, Inc.	The TJX Companies, Inc.	V.F. Corporation
Macy's, Inc.	PVH Corp.	Tiffany & Co.	Williams-Sonoma, Inc.

Looking Forward to Fiscal 2020

As we enter the second year of our Strategic Plan, the Fiscal 2020 compensation plan design remains aligned with our strategy to return to high quality, sustainable revenue, and earnings growth, evolve our product and marketing, and expand our digital and international presence. Based on the positive stockholder feedback we received on our Fiscal 2019 plan design changes, the Compensation Committee has determined that the performance measures and plan design for our short-term and long-term incentive plans for Fiscal 2020 will remain consistent with Fiscal 2019 as summarized below.



The Fiscal 2020 financial metrics for our short-term incentive plan will include corporate NIBT corporate revenue, and company-wide SG&A expenses (excluding marketing and advertising). Global digital revenue will continue to be the strategic goal. Performance relative to our strategic goal results in the adjustment of bonuses upwards or downwards by 10% for Fiscal 2020.

The performance measures in the Fiscal 2020—Fiscal 2022 PSUs will be three-year cumulative ROIC and three–year relative TSR. These metrics do not overlap with those in our Short-Term Incentive Plan and support alignment with the long-term interests of our stockholders.

The comparator group which will be used for relative TSR includes retail peers, certain department stores, and other well branded companies and is the same comparator group as for Fiscal 2019.

Effective March 31, 2019, Ms. Nielsen was promoted from Executive Vice President, Chief Financial Officer to Executive Vice President, Chief Operating Officer and Chief Financial Officer. This appointment was made in support of Ms. Nielsen's role in our Strategic Plan to drive sustainable, long-term growth and value creation. We entered into a new employment agreement with Ms. Nielsen effective March 31, 2019 with an increased compensation arrangement commensurate with her new appointment. See "Executive Employment Agreements and Compensatory Arrangements," below for a more detailed description of the payments and benefits provided under Ms. Nielsen's new employment agreement.

EXECUTIVE COMPENSATION GOVERNANCE

Compensation Goalsetting

We are a high performing organization and our practice is to set challenging goals for our annual and long-term incentive compensation. The financial goals set for our Fiscal 2019 executive compensation plans align with and support our Strategic Plan as we continue to focus on winning over a new generation of customers, energizing core products and accelerating under-developed categories, driving targeted expansion in our regions and channels, leading with digital, and operating with discipline to fuel growth. Senior management establishes overall parameters for growth and profitability after assessing our business opportunities and risks given the global consumer and retail landscape. The Strategic Plan is further refined to reflect input from our business units. Our Board of Directors oversees the strategic planning process and approves the final plan, ensuring that the assumptions are thoroughly reviewed. The Strategic Plan is subject to further review and approval by the Audit Committee of the Board.

Our incentive plan targets are set at levels that align with the approved Strategic Plan and the financial guidance we provide to investors. At the time the financial goals are established, the Compensation

Committee, in consultation with its independent compensation consultant, considers a variety of qualitative and quantitative factors, including the financial impact of incentive payouts above and below target before establishing minimum and maximum financial goals and the corresponding payout levels for incentives.

Determination of Compensation for Executives

- **Market Data.** We organize our business into the following three reportable segments: North America, Europe, and Asia. Our primary products include apparel for men, women and children, footwear, accessories, home furnishings and fragrance. As a result, we believe our product breadth, multichannel distribution, and global reach are unique among luxury and apparel companies.

  Accordingly, while the Compensation Committee considers, among other things, competitive market compensation paid by other companies in our industry in establishing compensation programs, the Compensation Committee does not set executive compensation at, or near, any particular target percentile within a peer group. Instead, the Committee uses compensation market data across multiple comparator groups as a consideration in setting our executive compensation levels.



- **Other Considerations.** In addition to market data, the Compensation Committee considers several other factors in determining executive compensation levels, including internal pay equity, nature and scope of responsibility, an employee's current performance and expected future contributions, succession planning considerations relative to development and retention, and our performance, financial plans and budget. In order to succeed in the execution of our Strategic Plan, we will require the ability to attract and retain high level executive talent.

Role of the Compensation Committee

In addition to its responsibilities to, among other things, review and administer our compensation plans and to maintain oversight of the development of succession plans for certain key executive positions within our senior management, the Compensation Committee is responsible for reviewing and approving the employment agreements, as applicable, for each of our NEOs, which include their salary, bonus and certain other compensation components. In determining the long-term incentive component of the compensation for each of our NEOs pursuant to each of their employment agreements, as applicable, the Compensation Committee considered, among such other factors as it deemed relevant, our performance, long-term stockholder returns, the value of similar incentive awards to executive officers at comparable companies and the awards given to each of our NEOs

in past years. As noted above under "Executive Compensation Governance—Determination of Compensation for Executives—Market Data," while the Compensation Committee considers market information, the Compensation Committee believes that considerations unique to our Company have a greater impact in setting executive compensation. On an annual basis, the Compensation Committee also reviews and approves the corporate performance goals and objectives relevant to the compensation payable to our NEOs. Subject to previously approved applicable obligations in an employment agreement, the Compensation Committee also reviews and approves, on an annual basis, the compensation of key members of our senior management, and reviews and approves the corporate performance goals and objectives relevant to the compensation payable to each of them. In addition, the Compensation Committee regularly reviews the design and structure of our executive compensation programs to ensure that management's interests are closely aligned with stockholders' interests and that the compensation programs are designed to further our strategic priorities, including our fair treatment and diversity and inclusion efforts.

The Compensation Committee is also responsible for gathering and reviewing data, and making recommendations to the Nominating Committee, regarding the appropriate level of non-employee director compensation. The Nominating Committee then recommends non-employee director compensation to the Board.



Determining Compensation for Mr. R. Lauren, our Executive Chairman and Chief Creative Officer. The Compensation Committee, in consultation with its independent compensation consultant and independent outside counsel, determined the compensation structure under Mr. R. Lauren's employment agreement, effective as of the beginning of Fiscal 2018. Mr. R. Lauren serves as both Chief Creative Officer and Executive Chairman. These factors were taken into account with respect to setting Mr. R. Lauren's compensation opportunity during Fiscal 2018, which did not change in Fiscal 2019, and the terms set forth in his employment agreement.

This role is unique, and Mr. R. Lauren's compensation package is based on several factors including:

Celebrated Achievements	Strategic Vision	Chief Creative Officer	Executive Chairman
Mr. R. Lauren's unique, critical role as Chief Creative Officer brings to us his extraordinary and rare talent that is unrivaled by others in our industry. His career has resulted in numerous tributes for his contributions to the fashion industry, including the Council of Fashion Designers of America's four highest honors: • **The Lifetime Achievement Award;** • **the Womenswear Designer of the Year Award;** • **the Menswear Designer of the Year Award; and** • **the Retailer of the Year Award.** In Fiscal 2019, we celebrated our Company's 50th anniversary with an iconic runway show and tributes to Mr. R. Lauren to mark this monumental occasion in fashion history. We believe these events generated significant volume of total media impressions and advertising costs equivalent media value for the Ralph Lauren brand.	Mr. R. Lauren not only drives the vision and strategy of a unique, complex, global organization with distribution channels in multiple product categories and countries, but he is also the founder, creator and name behind our brands for over 50 years and the value of the impact of his leadership to the creative talent of the organization is very significant.	As the chief designer, Mr. R. Lauren's compensation package is also based on the Company's review of the compensation of other Chief Creative Officers. The Compensation Committee believes that Mr. R. Lauren's leadership, aesthetic vision, direction and the public's association of his name and likeness with our branded products are unparalleled and integral components of our success, and that his contributions to our longstanding, consistent achievement over five decades have been, and continue to be, instrumental in creating long-term stockholder value.	As Executive Chairman of the Board, Mr. R. Lauren works with the President and Chief Executive Officer to set overall vision, strategy, financial objectives, and investment priorities for the business. Mr. R. Lauren also continues to mentor our design team and provide guidance in areas that are important to the Company, including growth in new business categories, creative talent, advertising, and marketing.



Determining Compensation for Mr. Louvet, our President and Chief Executive Officer. In Fiscal 2018, the Company entered into an employment agreement with Mr. Louvet, who joined the Company as President and CEO in July 2017. In determining the compensation for Mr. Louvet, the Compensation Committee, in consultation with its independent compensation consultant and independent outside counsel, also considered, among other things, Mr. Louvet's strong global brand leadership experience, prior compensation, achievements at his former employer, the Company's internal pay equity and his expected future contributions in his role with us.

Determining Compensation for our Other NEOs. In determining the compensation of our other NEOs, the Compensation Committee considered the impact, scope of responsibility and leadership structure required to support the ongoing global transformation and long-term growth of our business in an increasingly complex global environment.

Role of the Compensation Consultants

We engage our compensation consultants to assist in reviewing our overall compensation strategy and total compensation package and to provide input on the competitive market for executive talent, evolving executive and director compensation market practices, program design and regulatory compliance. The Compensation Committee retains an independent compensation consulting firm, Steven Hall & Partners ("SHP"), to provide guidance in connection with the development and evaluation of compensation philosophy, policies and practices and significant executive compensation decisions. The Compensation Committee has the sole authority to retain and terminate the independent compensation consulting firm and approve the firm's fees and other retention terms. SHP does not provide other services to the Company or the Company's management.

In Fiscal 2019, the Compensation Committee engaged SHP to provide such independent advisory services, which is discussed in the "Executive Employment Agreements and Compensatory Arrangements" section. The Compensation Committee meets with SHP regularly and as needed, in the Compensation

Committee's sole discretion and the consultant assists the Committee by:

- attending Committee meetings;

- meeting with the Committee without management present;

- providing third-party data, advice and expertise on proposed executive compensation and awards and plan designs;

- reviewing briefing materials prepared by management and outside advisers and advising the Committee on the matters included in these materials, including the consistency of proposals with the Committee's compensation philosophy and comparisons to programs at other companies; and

- preparing its own analysis of compensation matters, including positioning of programs in the competitive market and the design of plans consistent with the Committee's compensation philosophy.

In addition to the above, SHP consults with the Compensation Committee on the non-employee director compensation programs.

Separate from the Compensation Committee's consultant, during Fiscal 2019, our Company's management continued to retain the services of Compensation Advisory Partners, LLC ("CAP"), as its compensation consultant. CAP's role is to assist management in the development and analysis of executive compensation matters.

Employment Agreements

In general, we have a longstanding practice of entering into employment agreements with our executive officers and select members of senior management. We believe that employment agreements provide greater assurance of continuity and retention of critical creative and operating talent in a highly competitive industry. All of our NEOs have employment agreements other than Mr. D. Lauren. Employment agreements for our NEOs were reviewed and approved by the Compensation Committee, and in consultation with its independent compensation consultant and the Committee's independently retained legal advisors



whenever requested, and reviewed and approved with Mr. R. Lauren and Mr. Louvet or his predecessor with respect to our other NEOs. The terms of Mr. D. Lauren's compensation arrangement were determined based on his role in the organization and were also reviewed and approved by the Compensation Committee.

The guidelines for salary, bonus, and certain other compensation components for each NEO with an employment agreement are set forth in his or her respective employment agreement. The agreements also provide for certain benefits, including those in the event of various termination or change in control situations. We believe that providing for certain benefits in change in control situations enhances the value of the business by preserving the continuity of management during these potential situations and by focusing our senior executives on our long-term

priorities. Effective March 31, 2019, Ms. Nielsen was promoted from Executive Vice President, Chief Financial Officer to Executive Vice President, Chief Operating Officer and Chief Financial Officer. This appointment was made in support of Ms. Nielsen's role in our Strategic Plan to drive sustainable, long-term growth and value creation. We entered into a new employment agreement with Ms. Nielsen effective March 31, 2019 with an increased compensation arrangement commensurate with her new appointment.

See "Executive Employment Agreements and Compensatory Arrangements," "Summary Compensation Table" and "Potential Payments Upon Termination or Change in Control" below for a more detailed description of the payments and benefits provided under each NEO's employment agreement and other compensatory arrangements.

KEY COMPONENTS OF EXECUTIVE COMPENSATION

The principal elements of our senior executive compensation programs are summarized in the following table and described in more detail below.

Compensation Element	Performance-Based	Objective
Base Salary		Provide a competitive, fixed level of cash compensation to attract and retain talented and skilled employees.
Annual Cash Incentive Awards	☑	Motivate and reward employees to achieve or exceed our current-year financial goals with variable cash compensation earned based on achieving pre-established annual goals.
Long-Term Equity-Based Incentive Awards	☑	Align an employee's interest with that of our stockholders and encourage executive decision-making that maximizes value creation over the long-term with variable equity compensation earned based on achieving pre-established long-term goals and retention of key talent.



Overview of Performance-based Compensation Programs

The charts below show the components and allocation of the at-risk elements that comprised the target total direct compensation for our NEOs in Fiscal 2019.

EXECUTIVE CHAIRMAN / CHIEF CREATIVE OFFICER - TARGET TOTAL DIRECT COMPENSATION



Not At-Risk 9%
At-Risk 91%
Salary 9%
Equity 59%
Bonus 32%

CEO - TARGET TOTAL DIRECT COMPENSATION



Not At-Risk 10%
At-Risk 90%
Salary 10%
Equity 60%
Bonus 30%

OTHER NEOs - TARGET TOTAL DIRECT COMPENSATION



Not At-Risk 23%
At-Risk 77%
Salary 23%
Equity 45%
Bonus 32%

Compensation Element: Base Salary

We pay base salaries to attract and retain talented executives and to provide a fixed base of cash compensation. Base salaries for each of our NEOs are determined and approved by the Compensation Committee. In general, base salaries may be reviewed periodically by the Compensation Committee and are provided in each NEO's employment agreement, other than for Mr. D. Lauren, who does not have an employment agreement.

Fiscal 2019: Base Salary

As of the end of Fiscal 2019, the annual base salaries for our NEOs remain unchanged from Fiscal 2018 and were as follows:

Name / Title	Fiscal 2018 Base Salary ($)	Fiscal 2019 Base Salary ($)	% Increase
Ralph Lauren *Executive Chairman and Chief Creative Officer*	1,750,000	1,750,000	0%
Patrice Louvet *President and CEO*	1,250,000	1,250,000	0%
Jane Nielsen *COO and CFO*	990,000	990,000	0%
Valérie Hermann *Brand Group President*	1,050,000	1,050,000	0%
David Lauren *Chief Innovation Officer, Vice Chairman of the Board, Strategic Advisor to the CEO and Head of the Polo Ralph Lauren Foundation*	850,000	850,000	0%

Compensation Element: Annual Cash Incentive Awards

In Fiscal 2019, all of our NEOs participated in the EOAIP, a stockholder-approved, short-term cash incentive bonus plan, in which the Compensation Committee determines the eligible EOAIP participants from among our executive officers. The EOAIP is designed to promote strong executive decision-making and achievement that supports the realization of significant overall Company financial goals. Key features of the EOAIP are as follows:

Payouts	Payouts are based on different levels of achievement, which include threshold, target, stretch and maximum levels, established by the Compensation Committee each year.
	In Fiscal 2019, the Compensation Committee determined that the following performance levels were applicable to EOAIP participants:

Threshold	The minimum level of performance that is required before the bonus plan pays out at 50% of the target level for each performance measure.
Target	100% achievement of financial goals.
Stretch	Achievement of above target financial goals. Stretch payout is 150% of target bonus levels set for all NEOs with the exception of Mr. Louvet whose stretch payout is set at 125% of his target bonus.
Maximum	Achievement at a superior level of performance. Maximum payout is 200% of target bonus levels set for all NEOs with the exception of Mr. Louvet whose maximum payout is set at 150% of his target bonus.



| **Compensation Committee Process and Authority** | **Process:** Each year, we engage in an extensive and deliberate process to establish our financial budget, performance measures and performance targets which are subject to Compensation Committee approval, in consultation with its independent consultant. At the end of the fiscal year, the following approval process takes place: |

- After our independent auditors issue their audit opinion for the completed fiscal year, the Compensation Committee determines the extent to which, if at all, financial performance has been achieved against pre-established targets;

- Based upon the degree of achievement, the Compensation Committee approves the annual cash incentive bonuses payable to each NEO under the EOAIP, as applicable; and

- The Compensation Committee believes that the performance of each of our NEOs is represented by the Company's financial results and thus, discretionary individual performance is not considered in determining their bonuses.

Authority: The Compensation Committee has the authority to:

- Determine the eligible EOAIP participants from among our executive officers;

- Establish the financial performance goals at the beginning of the fiscal year (from the list of performance measures previously approved by stockholders) and payout schedules, including any adjustments;

- Omit, among other things, the effect of unbudgeted items that are unusual in nature or infrequently occurring, any gain or loss on the disposal of a business segment, other unusual items or infrequently occurring events and transactions and cumulative effects of changes in accounting principles;

- Establish the required achievement levels against pre-determined performance goals under the EOAIP; and

- Exercise discretion to reduce or eliminate, but not increase, the bonus amounts payable under the EOAIP.

Annual Cash Incentive Awards – Fiscal 2019

Fiscal 2019 Corporate Performance Measures. For Fiscal 2019, under the EOAIP, the corporate performance measures selected were NIBT, corporate revenue, and SG&A expenses (excluding marketing and advertising). The Compensation Committee believes that these measures are aligned with stockholders' interests, promote sustainable long-term stockholder value, and are aligned to the objectives of our Strategic Plan. The Fiscal 2019 financial targets were set at a level that would require a challenging level of performance and were aligned to support the financial guidance set forth in the Fiscal 2019 Strategic Plan communicated to stockholders. As part of our rigorous goalsetting process, in order to achieve target bonus payout for NIBT component, the Fiscal 2019 NIBT target was set higher than the Fiscal 2018 target and Fiscal 2018 actual results.

Once set by the Compensation Committee at the beginning of each fiscal year, the financial targets cannot be reset.

Global Digital Revenue as Additional Strategic Financial Goal with Potential 10% Adjustment upwards or downwards to Bonus. Each of the NEOs, except for

Mr. R. Lauren, may have their respective bonuses adjusted (upwards or downwards by 10%) based upon the degree of achievement of a previously established additional strategic financial goal. For Fiscal 2019, global digital revenue was selected by the Compensation Committee as the strategic financial goal to emphasize the importance of driving sales growth and market share in our digital business. The Fiscal 2019 target for global digital revenue was $744.6 million. Our results were above our target and also above a pre-established threshold which resulted in a plus 10% adjustment for the strategic goal. The bonus payment for Mr. R. Lauren is based solely on actual financial performance against the Company's overall performance measures, as selected by the Compensation Committee for the applicable fiscal year and is not adjusted based on performance against any additional strategic financial goal.

Bonus Payouts for Fiscal 2019. Each of our NEOs was eligible for a bonus in Fiscal 2019 when we reached threshold performance of the full year performance measures targets. The Company progressed well against its Strategic Plan initiatives and goals and delivered better than expected financial results which were above the pre-established targets and resulted in payment of bonuses greater than target to our NEOs.



The following table outlines our Fiscal 2019 EOAIP target goals compared to Fiscal 2018, and actual performance as measured against those goals.

Performance Period	Performance Measure	Target Goal ($ millions except SG&A)	Actual Performance[1] ($ millions except SG&A)	Actual Compensation Awarded as a % of Target[2]
Fiscal 2019	NIBT (60% weight)	$708.2	$751.3	153% for Mr. R. Lauren; 139% for Mr. Louvet; 168% for other NEOs
	Corporate Revenue (20% weight)	$6,132.9	$6,313.0	
	Company-wide SG&A as a % of Revenue (20% weight)	46.2%	45.8%	
Fiscal 2018	NIBT (100% weight)	$604.7	$658.5	159% for Mr. R. Lauren; 142% for Mr. Louvet; 175% for other NEOs

1. Represents actual performance results after giving effect to adjustments approved by the Compensation Committee. See Appendix B for a reconciliation of Fiscal 2019 and Fiscal 2018 financial measures to these results as reported under U.S. GAAP.
2. For both Fiscal 2019 and Fiscal 2018, there was a plus 10% adjustment for the strategic goal as it applies to all NEOs, except for Mr. R. Lauren, as the performance expectation was achieved above target level. The Fiscal 2019 strategic goal was global digital revenue and the Fiscal 2018 strategic goal was corporate revenue. Except for Mr. Louvet, maximum payout for all NEOs is 200% of target. For Mr. Louvet, maximum payout is 150% of target.

The table below sets forth the target bonus and actual Fiscal 2019 cash bonus for each of our NEOs:

Name / Title	Target Bonus ($)	Actual Fiscal 2019 Bonus ($)
Ralph Lauren[1] *Executive Chairman and Chief Creative Officer*	6,000,000	9,180,000
Patrice Louvet[1,2] *President and CEO*	3,750,000	5,197,500
Jane Nielsen[1,2] *COO and CFO*	1,485,000	2,499,255
Valérie Hermann[1,2] *Brand Group President*	1,837,500	3,092,513
David Lauren[1,2] *Chief Innovation Officer, Vice Chairman of the Board, Strategic Advisor to the CEO and Head of the Polo Ralph Lauren Foundation*	637,500	1,072,913

1. Target bonus amounts payable to Mr. R. Lauren, Mr. Louvet, Ms. Nielsen, and Ms. Hermann are set forth in their respective employment agreements. Target bonus amount payable to Mr. D. Lauren is based on his role in the organization and was approved by the Compensation Committee.
2. Includes the effect, if any, of strategic goal which may adjust bonuses upwards or downwards by 10%. For Fiscal 2019, there was a +10% adjustment for the strategic goal in the EOAIP as the performance results were greater than target and above a pre-established threshold. The strategic financial goal in the EOAIP was global digital revenue.

Compensation Element: Long-Term Equity-Based Incentives

Long-term equity-based incentives are intended to align executive and stockholder interests and encourage strong executive decision-making that maximizes stockholder value creation over the long-term. The values, mix, and type of annual grants for each senior executive are discussed by management

and the Compensation Committee and ultimately approved by the Compensation Committee, in consultation with its independent consultants, unless the terms have been previously approved and set forth in an employment agreement.

The determination of the mix and type of Mr. R. Lauren's Fiscal 2019 annual grant was provided under his employment agreement.



Long-Term Equity-Based Incentives – Fiscal 2019

In Fiscal 2019, all equity awards to our NEOs were granted under our 2010 Stock Incentive Plan. These awards all provide the recipient with the opportunity to receive shares of our Class A Common Stock over a specified period. The achievement of our performance goals for our performance-based equity awards is subject to adjustment to exclude the effect of certain unbudgeted events and unusual items or transactions, as permitted under the 2010 Stock Incentive Plan, in accordance with the rules established by the Compensation Committee at the beginning of each fiscal year.

During Fiscal 2019, these awards consisted of:

Fiscal 2019 Awards Granted	Performance Measure[1]	Performance Period
Performance Share Units (PSUs) – ROIC	Return on Invested Capital (ROIC)	Fiscal 2019 – Fiscal 2021
Performance Share Units (PSUs) – Relative TSR	Relative Total Shareholder Return (TSR)	Fiscal 2019 – Fiscal 2021
Performance-Based Restricted Stock Units (PRSUs)	Return on Invested Capital (ROIC)	Fiscal 2019

1. The performance measures for each form of performance-based equity award were set by the Compensation Committee prior to the time of the grant.

Details regarding the PSUs and PRSUs are outlined below.

- **PSUs-ROIC.** ROIC was introduced as a performance measure in Fiscal 2019 to align our executives with investment productivity and profitability which is important to the long sustainable growth of our Company. Awards granted in Fiscal 2019 may pay out from 0% to 200% of target based on three-year cumulative ROIC results (Fiscal 2019 – Fiscal 2021).

   The performance and payout levels for the PSUs-ROIC are summarized as follows. The Compensation Committee believes the payout percentages for our PSUs provide an appropriate balance between the performance levels required relative to the level of payout, based on targets that require significant effort for achievement over a multi-year period. Once an award is granted in any fiscal year, the pre-established performance measures, performance goals, vesting schedule or payout schedule cannot be modified for that grant, unless otherwise approved by the Compensation Committee, during the applicable performance term.

Performance level	% of Goal Achieved	% of PSUs Vested
Threshold	90%	50%
Target	100%	100%
Maximum	110%	200%

No payout is earned for performance below threshold. Vesting is interpolated for performance between 90% and 100% of target, and for performance between 100% and 110% of target.

- **PSUs-Relative TSR.** Relative TSR was introduced as a performance measure in Fiscal 2019 to align our executives with the interests of our stockholders. Awards granted in Fiscal 2019 may pay out from 0% to 200% of target based on the performance of Ralph Lauren Corporation stock as compared to the performance of stock in a comparator group of companies over the three-year performance period (Fiscal 2019 – Fiscal 2021). Relative TSR is based on stock price appreciation, plus dividends reinvested, with starting and ending share prices based on average closing stock prices for the 20 trading days ending immediately prior to the beginning and end of the performance period. If any comparator group companies are removed from the NYSE for any reason over the performance period, they are removed from the final performance calculation at the end of the performance period, such that the final TSR performance calculations may be based on fewer companies.



The comparator group which was used for Relative TSR is shown below. The companies in the comparator group include retail peers, certain department stores, and other well branded companies.

Dillard's, Inc.	Capri Holdings Limited (Formerly Michael Kors Holdings Limited)	RH (Restoration Hardware, Inc.)	Under Armour, Inc.
The Gap, Inc.	Nike, Inc.	Tapestry, Inc. (Coach/Kate Spade)	Urban Outfitters, Inc.
L Brands, Inc.	Nordstrom, Inc.	The TJX Companies, Inc.	V.F. Corporation
Macy's, Inc.	PVH Corp.	Tiffany & Co.	Williams-Sonoma, Inc.

The performance and payout levels for the PSUs-Relative TSR are summarized as follows:

Performance Level	Relative TSR Performance	% of PSUs Vested
Below Threshold	Below 30th Percentile	0%
Threshold	30th Percentile	50%
Target	50th Percentile	100%
Stretch	70th Percentile	150%
Maximum	90th Percentile	200%

No payout is earned for performance below threshold. The number of PSUs earned is interpolated on a linear basis for performance between Threshold and Target, between Target and Stretch, and between Stretch and Maximum.

- **PRSUs.** In Fiscal 2019, we granted PRSUs with a performance threshold for the first fiscal year of the three-year vesting period. The performance requirement acts as a minimum threshold for the PRSUs to vest on a pro-rata basis at target levels over this three-year period. Vesting is contingent on continued service.

	Performance Measure	Performance Period	Performance Result as a % of Target	Amount Earned as a % of Target
Performance-based Restricted Stock Units (PRSUs) *(applicable to Mr. Louvet, Ms. Nielsen, Ms. Hermann, and Mr. D. Lauren)*	ROIC	Fiscal 2019	Exceeded threshold level	100%

The performance threshold vesting requirement for Fiscal 2019 PRSUs was Fiscal 2019 ROIC adjusted results of 19.3%. Actual achievement for this goal was 30.9%, which was above the threshold level. See Appendix B for non-GAAP reconciliations.

In Fiscal 2019, each of our NEOs received long-term equity awards consisting of PSUs-ROIC, PSUs-Relative TSR, and PRSUs, as applicable.

Name / Title	PSUs-ROIC[1]	PSUs-Relative TSR[1]	PRSUs[1]
Ralph Lauren *Executive Chairman and Chief Creative Officer*	40,959	30,122	—
Patrice Louvet *President and CEO*	13,963	10,786	27,927
Jane Nielsen *COO and CFO*	4,654	3,595	9,309
Valérie Hermann *Brand Group President*	4,654	3,595	9,309
David Lauren *Chief Innovation Officer, Vice Chairman of the Board, Strategic Advisor to the CEO and Head of the Polo Ralph Lauren Foundation*	1,024	791	2,049

1.   All PSUs and/or PRSUs were granted on August 15, 2018.



Previously Awarded Long-Term Equity-Based Incentives that Vested in May 2019

PSUs. PSU awards that were granted in Fiscal 2017 vested in May 2019, based upon our achievement of pre-established financial goals for the three-year performance period (Fiscal 2017 – Fiscal 2019). The target for the Fiscal 2017 PSUs was based on the three-year plan established in early Fiscal 2017. In establishing the targets for the Fiscal 2017 PSUs, we required ongoing performance improvement during the three-year period. The Compensation Committee established the Fiscal 2017 PSUs financial targets for the three-year performance period, taking into consideration a new management team, restructuring of the Company to drive lower operating expenses, additional investment costs for systems and operational infrastructure, and challenging macro-economic conditions. Below is a table summarizing the goals, payout range, and achievement for the Fiscal 2017 PSUs. See Appendix B for a reconciliation to reported U.S. GAAP cumulative net income results.

PSUs:

	Performance Measure	Performance Period	Performance Result as a % of Target	Amount Paid as a % of Target
Performance Share Units (PSUs) *(applicable to Mr. R. Lauren, Ms. Nielsen Ms. Hermann, and Mr. D. Lauren)*	Cumulative EPS	Fiscal 2017–Fiscal 2019	108%	138%[1]

1. Award based on achievement of cumulative three-year EPS goal set at the beginning of the performance period. Target shares were granted in the first year of the three-year performance period.

Achievement Level	% Performance Target	Fiscal 2017-2019 Cumulative EPS Goals	Percent of Target Award Earned
Threshold	70%	$12.35	75%
Target	100%	$17.64	100%
Maximum	110%	$19.40	150%
Achievement	**108%**	**$19.01**	**138%**

Additional PSUs for Ms. Hermann. In connection with her employment agreement made effective September 22, 2016, Ms. Hermann was granted a one-time stock award in Fiscal 2017 in the form of PSUs which vested in May 2019, based on our achievement of pre-established financial goals for the two-and-a-half-year performance period (Third and fourth quarter of Fiscal 2017 through Fiscal 2019). See Appendix B for a reconciliation to reported U.S. GAAP cumulative net income results.

Additional PSUs:

	Performance Measure	Performance Period	Performance Result as a % of Target	Amount Paid as a % of Target
Performance Share Units (PSUs) *(applicable to Ms. Hermann)*	Cumulative EPS	Q3 and Q4 Fiscal 2017 – Fiscal 2019	107%	136%[1]

1. Award based on achievement of cumulative two and a half-year EPS goal set at the beginning of the performance period. Target shares were granted in the first year of the two and a half-year performance period.



Achievement Level	% Performance Target	Q3 and Q4 Fiscal 2017-Fiscal 2019 Cumulative EPS Goals	Percent of Target Award Earned
Threshold	70%	$ 10.48	75%
Target	100%	$ 14.97	100%
Maximum	110%	$ 16.47	150%
Achievement	**107%**	**$16.06**	**136%**

ALL OTHER COMPENSATION

Employee Benefits and Perquisites

We provide a number of benefit plans to all eligible employees, including our NEOs. These benefits include programs such as medical, dental, life insurance, business travel accident insurance, short and long-term disability coverage and a 401(k) plan. In Fiscal 2019, we enhanced the benefit programs for all eligible employees, including our NEOs, to inspire and engage our workforce by providing such benefits as flexible work arrangements and sabbaticals. There are no supplemental retirement plans for our executives. We also provide a merchandise discount on most of our products to all our employees, including our NEOs, and our directors.

Other Benefits

We provide our NEOs with other benefits that we believe are reasonable, competitive, and consistent with our overall executive compensation programs. We believe that these benefits generally allow our executives to work more efficiently and promote our brand, and are legitimate business expenses. The costs of these benefits constitute only a small percentage of each NEO's total compensation. Our NEOs are eligible for financial counseling and, in the case of Mr. R. Lauren, Mr. Louvet, and Mr. D. Lauren, an annual executive physical. We provide the use of an automobile and driver to Mr. R. Lauren and Mr. Louvet and an annual car allowance for all other NEOs.

In addition, pursuant to his employment agreement and for security purposes, Mr. R. Lauren is required to use private aircraft for any travel and is reimbursed for the expense of business travel. Also, under Mr. R. Lauren's employment agreement, we will reimburse him up to a maximum aggregate amount of $200,000 for any expense incurred as a result of his use of his private aircraft, or other acceptable private aircraft, for personal travel. Our other NEOs were permitted to use the company aircraft for personal travel on a limited basis. None of our NEOs used the company aircraft for personal travel in Fiscal 2019. In all cases, personal travel on the private aircraft or the company aircraft is treated as imputed income to the executive. In Fiscal 2020, we sold our corporate jet and donated the proceeds, approximately $21 million, to the Polo Ralph Lauren Foundation. Mr. Louvet also receives a family education allowance as provided for in his employment agreement. See the "All Other Compensation" column of the "Summary Compensation Table" and related footnotes for a discussion of all perquisites and other personal benefits provided to our NEOs.

EXECUTIVE STOCK OWNERSHIP GUIDELINES

Our Board and Compensation Committee believe it is important for key members of our senior management team to build and maintain a long-term ownership position in our Company to further align their financial interests with those of our stockholders and to encourage the creation of sustainable long-term value. Our compensation structure for these individuals provides for a significant percentage of compensation to be equity-based, which places a substantial portion of compensation at risk over a long-term period.

In June 2010, the Compensation Committee established stock ownership guidelines for our non-employee directors, our NEOs, and select other members of our senior management group to further link the interests of these individuals with those of our stockholders. Further details on the guidelines for non-employee directors are provided in the "Director Compensation" section. Below is a summary of our current stock ownership guidelines for our NEOs:

- **Multiple of Salary Approach.** The application of a multiple of salary approach is used to establish



stock ownership targets. The guidelines for NEOs were based on competitive multiples of salary depending on such NEO's position within our Company.

The stock ownership targets in effect for Fiscal 2019 for our Executive Chairman and Chief Creative Officer and our President and CEO remained at six times base salary. The stock ownership targets for our other NEOs increased from two times base salary to three times base salary effective Fiscal 2019.

- **Holding Requirement.** If at any time the minimum number of shares owned is not achieved, the NEO will be required to retain 50% of the net shares resulting from the vesting of all time-based RSU awards, performance-based awards and 50% of the net shares resulting from the exercise of all stock option awards, until the NEO's applicable level of ownership is met and maintained.

- **Determination of Shares.** The minimum number of shares required is determined annually in June using the NEO's applicable multiple and base salary as of the beginning of the current fiscal year and the average daily closing share price for the 20 trading days ending on May 31 of that year.

Shares directly or beneficially owned by an employee subject to the guidelines count toward the achievement of ownership guidelines, including certain shares underlying vested RSUs that may not be distributed to Mr. R. Lauren until his employment is terminated.

Unvested time-based RSUs, and PRSUs with a one-year performance target, count toward the achievement of ownership targets.

All of our NEOs exceeded their respective Fiscal 2019 stock ownership guidelines. As of the end of Fiscal 2019, the following stock ownership targets were in effect for our NEOs:

Name	Share Ownership Target Value
Ralph Lauren, *Executive Chairman and Chief Creative Officer*	6 times base salary
Patrice Louvet, *President and CEO*	6 times base salary
Jane Nielsen, *COO and CFO*	3 times base salary
Valérie Hermann, *Brand Group President*	3 times base salary
David Lauren, *Chief Innovation Officer, Vice Chairman of the Board, Strategic Advisor to the CEO and Head of the Polo Ralph Lauren Foundation*	3 times base salary

RELATED CONSIDERATIONS

Gender Pay Equity

We are committed to equal pay for equal work regardless of gender and take a proactive approach to gender pay equity at Ralph Lauren. We continually monitor and analyze our compensation programs for fairness. This includes our partnership with a human capital management firm to analyze compensation across the company. In a recent analysis of employee pay, we found no statistically significant difference between pay of males and females in similarly situated positions. We will continue to assess and monitor employee pay practices to ensure fairness.

Ralph Lauren publishes an annual UK Gender Pay Gap report in line with UK legislation available on our investor relations website at *http://investor.ralphlauren.com*. Our mean and median gender pay and bonus gaps are substantially better than UK average figures. Between 2017 and 2018, we improved our gender balance by reducing our mean and median pay gaps. In 2018, we significantly improved our mean bonus gap by introducing a new bonus plan in a population with a high percentage of women.



Certain Tax Matters

The Internal Revenue Code generally imposes a $1 million limit on the amount that a public company may deduct for compensation paid to the company's covered employees, including its NEOs. Historically, this limitation generally did not apply to compensation that met the tax code requirements for "qualifying performance-based" compensation. Accordingly, we designed annual cash bonus payments as well as long-term cash and equity incentives to satisfy the requirements for deductible compensation (but we reserved the right to pay compensation that does not qualify as deductible) by establishing a performance goal and the maximum amounts that could be granted to the executive officers. On December 22, 2017, the Tax Cuts and Jobs Act of 2017 was enacted, which, among other things, repealed the "qualifying performance-based" compensation exception described in this paragraph. Following enactment of the Tax Act, we expect that compensation paid to our covered employees, including our NEOs, in excess of $1 million will not be deductible (except in accordance with certain limited exceptions).

Accounting Matters

Each element of the compensation paid to our executives is expensed in our financial statements as required by U.S. GAAP. The financial statement impact of various compensation awards is an important factor that the Compensation Committee considers in determining the amount, form, and design of each pay component for our executives.

Adjustment or Recovery of Awards

The EOAIP includes a formal policy regarding the recovery of awards granted under the EOAIP in connection with a restatement of our financial statements. Under this policy, if, as a result of a NEO's intentional misconduct or gross negligence, we are required to prepare an accounting restatement due to our material noncompliance with any financial reporting requirement under the securities laws, the Compensation Committee may, in its reasonable discretion, require such executive to promptly reimburse us for the amount of any payment previously received by the executive pursuant to the EOAIP that was earned or paid during the 12 month period following the earlier of the first public issuance or filing with the SEC of any financial document embodying such financial reporting requirement that required such accounting restatement.

COMPENSATION COMMITTEE REPORT

The Compensation Committee, composed entirely of independent directors, reviewed and discussed the Compensation Discussion and Analysis (CD&A) with management and with the other members of the Board. Based on these reviews and discussions, the Compensation Committee recommended to the Board that the CD&A be included in this Proxy Statement and incorporated by reference in our Annual Report on Form 10-K for the year ended March 30, 2019.

Members of the Compensation Committee:

Michael A. George
(Committee Chair)

Frank A. Bennack, Jr.
(Lead Independent Director of the Board)

Joel L. Fleishman

Hubert Joly



EXECUTIVE COMPENSATION MATTERS

SUMMARY COMPENSATION TABLE

The following table sets forth a summary of all compensation awarded or paid to or earned by our NEOs for Fiscal 2019, Fiscal 2018, and Fiscal 2017.

Name and Principal Position	Fiscal Year	Salary[1] ($)	Bonus[2] ($)	Stock Awards[3] ($)	Option Awards[4] ($)	Non-Equity Incentive Plan Compensation[5] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[6] ($)	All Other Compensation[7] ($)	Total[8] ($)
Ralph Lauren *Executive Chairman and Chief Creative Officer*	2019	1,750,000	—	10,999,993	—	9,180,000	—	289,532	22,219,525
	2018	1,750,000	—	10,999,969	—	9,560,440	—	283,920	22,594,329
	2017	1,750,000	—	11,000,014	—	0	—	284,318	13,034,332
Patrice Louvet *President and CEO*	2019	1,250,000	—	7,266,200	—	5,197,500	—	137,984	13,851,684
	2018	937,500	3,384,888	15,348,733	—	3,976,570	—	144,345	23,792,036
Jane Nielsen *COO and CFO*	2019	990,000	—	2,421,966	—	2,499,255	—	26,694	5,937,915
	2018	931,154	—	2,332,596	—	2,442,232	—	24,698	5,730,680
	2017	515,769	500,000	4,299,160	—	979,665	—	13,661	6,308,255
Valérie Hermann *Brand Group President*	2019	1,050,000	—	2,421,966	—	3,092,513	—	27,381	6,591,860
	2018	984,615	—	2,332,596	—	3,012,819	—	34,200	6,364,230
	2017	950,000	—	4,712,705	—	2,111,375	—	18,462	7,792,542
David Lauren *Chief Innovation Officer, Vice Chairman of the Board, Strategic Advisor to the CEO and Head of the Polo Ralph Lauren Foundation*	2019	850,000	—	532,997	—	1,072,913	—	27,231	2,483,141
	2018	850,000	—	513,308	—	1,114,988	—	26,100	2,504,396
	2017	850,000	—	519,506	—	809,625	—	27,392	2,206,523

(1) The amounts reported in this column represent base salaries paid to each of the NEOs for the applicable fiscal year as provided for in each of their respective employment agreements or compensation arrangements. See "Executive Employment Agreements and Compensatory Arrangements."

(2) With the exception of Mr. Louvet who received a $3,384,888 one-time sign-on bonus in connection with his hire in Fiscal 2018 and Ms. Nielsen who received a $500,000 one-time sign-on bonus with her hire in Fiscal 2017, the NEOs did not receive any discretionary bonuses, sign-on bonuses, or other annual bonus payments that are not contingent on the achievement of stipulated performance goals. Cash bonus payments that are contingent on achieving pre-established, substantially uncertain, and communicated goals, including payments under the EOAIP appear in the column headed, "Non-Equity Incentive Plan Compensation."

(3) The stock-based compensation amounts shown in this column reflect the aggregate grant date fair value, assuming no risk of forfeiture, of RSU, PSU, PRSU and Adjusted PRSU awards granted during Fiscal 2019, Fiscal 2018 and Fiscal 2017, calculated in accordance with Accounting Standards Codification topic 718, "Stock Compensation" ("ASC 718"). The assumptions used in calculating these amounts is set forth in Note 17 to our Audited Consolidated Financial Statements included in our Annual Report on Form 10-K for Fiscal 2019. We determine the fair value of RSU, PSU, PRSU, and Adjusted PRSU awards using the average of the high and low stock prices on the date of grant, as adjusted to reflect the absence of dividends for those awards that are not entitled to dividend equivalents. For PSUs, the amounts shown in the table reflect the aggregate grant date fair value at the Target achievement level.

RSUs can only be paid out at Target. PRSUs and Adjusted PRSUs can be paid at a range of zero to Target. If Performance were assumed to be achieved at the Maximum level for PSUs, the aggregate grant date fair value would increase as follows:

	Fiscal 2019		Fiscal 2018	Fiscal 2017
	PSUs-ROIC	PSUs-Relative TSR	PSUs	PSUs
Ralph Lauren	$ 5,499,975	$ 5,500,018	$ 5,499,985	$ 5,500,007
Patrice Louvet	$ 1,775,601	$ 1,874,913	$ 4,944,849	N/A
Jane Nielsen	$ 591,825	$ 624,913	$ 574,962	$ 701,851
Valérie Hermann	$ 591,825	$ 624,913	$ 574,962	$ 1,171,323
David Lauren	$ 130,217	$ 137,498	$ 126,508	$ 128,348



(4) No stock options were granted in Fiscal 2019, Fiscal 2018, or Fiscal 2017.

(5) The amounts reported in this column represent payments made under the EOAIP in June following the expiration of the fiscal year to which the payments relate.

(6) The named executive officers did not receive any above-market or preferential earnings on compensation deferred on a basis that is not tax qualified. See "Non-Qualified Deferred Compensation" table.

(7) The amounts reported in this column represent the aggregate dollar amount for each NEO of all other compensation for the year, including perquisites and other personal benefits. Under SEC rules, we are required to identify by type all perquisites and other personal benefits for a NEO if the total value for that individual equals or exceeds $10,000, and to report and quantify each perquisite or personal benefit that exceeds the greater of $25,000 or 10% of the total amount for that individual.

In Fiscal 2019, Mr. R. Lauren received perquisites and other personal benefits including personal use of an automobile and driver ($69,354), enhanced amount of business travel accident coverage, personal security, and reimbursement for personal travel ($200,000).

In Fiscal 2019, Mr. Louvet received perquisites and other personal benefits including car service for travel to and from his home to the office ($43,739), education allowance ($30,000), financial planning services ($51,120), annual executive medical exam, and matching contribution under the Company's 401(k) plan.

In Fiscal 2019, each of Ms. Nielsen, Ms. Hermann, and Mr. D. Lauren received perquisites and other personal benefits, including an automobile allowance and matching contributions under the Company's 401(k) plan.

(8) The amounts reported in this column are the sum of columns 1 through 7 for each of the NEOs. All compensation amounts reported in this column include amounts paid and amounts deferred.



GRANTS OF PLAN-BASED AWARDS

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold[1] ($)	Target[1] ($)	Maximum[1] ($)	Threshold[2] (#)	Target[2] (#)	Maximum[2] (#)				
Ralph Lauren		3,000,000	6,000,000	12,000,000							
	08/15/2018[3]				20,480	40,959	81,918				5,499,975
	08/15/2018[4]				15,061	30,122	60,244				5,500,018
Patrice Louvet		1,875,000	3,750,000	5,625,000							
	08/15/2018[3]				6,982	13,963	27,926				1,775,601
	08/15/2018[4]				5,393	10,786	21,572				1,874,913
	08/15/2018[5]				27,927	27,927	27,927				3,615,686
Jane Nielsen		742,500	1,485,000	2,970,000							
	08/15/2018[3]				2,327	4,654	9,308				591,825
	08/15/2018[4]				1,798	3,595	7,190				624,913
	08/15/2018[5]				9,309	9,309	9,309				1,205,229
Valérie Hermann		918,750	1,837,500	3,675,000							
	08/15/2018[3]				2,327	4,654	9,308				591,825
	08/15/2018[4]				1,798	3,595	7,190				624,913
	08/15/2018[5]				9,309	9,309	9,309				1,205,229
David Lauren		318,750	637,500	1,275,000							
	08/15/2018[3]				512	1,024	2,048				130,217
	08/15/2018[4]				396	791	1,582				137,498
	08/15/2018[5]				2,049	2,049	2,049				265,282

(1) Represents grants of cash incentive awards under the Corporation's EOAIP. See "Compensation Discussion and Analysis—Key Components of Executive Compensation—Compensation Element: Annual Cash Incentive Awards" for a description of the material terms of these awards.
(2) Represents the number of PSUs-ROIC, PSUs-Relative TSR and PRSUs that were granted in Fiscal 2019 under our 2010 Stock Incentive Plan. See "Compensation Discussion and Analysis—Key Components of Executive Compensation Long-Term Equity-Based Incentives—Fiscal 2019" for a description of the material terms of these awards.
(3) Represents a PSU grant where performance is based on ROIC.
(4) Represents a PSU grant where performance is based on Relative TSR.
(5) Represents a PRSU grant.



EXECUTIVE EMPLOYMENT AGREEMENTS AND COMPENSATORY ARRANGEMENTS

Ralph Lauren's Employment Agreement. During Fiscal 2019, Ralph Lauren was employed as our Executive Chairman and Chief Creative Officer pursuant to an employment agreement made effective as of April 2, 2017 (the "R. Lauren Employment Agreement"). The key terms of the R. Lauren Employment Agreement are indicated below:

- *Term:* The R. Lauren Employment Agreement provides for his employment through April 2, 2022, the last day of our 2022 fiscal year.

- *Salary:* He is entitled to an annual base salary of not less than $1,750,000.

- *Bonus:* His target bonus is in the amount of $6 million for each of the fiscal years during the term of his agreement. The maximum bonus provided for under his agreement in any fiscal year is 200% of that fiscal year's target bonus.

- *Equity Awards:* He receives an annual stock award grant with an aggregate target grant date fair market value of $11 million for each fiscal year during the term of the agreement. PSUs make up 100% of the awards. Each PSU award vests at the end of a three-year performance period, subject to his continued employment with us and our achievement of our performance goals (except in certain circumstances subject to accelerated vesting upon the termination of his employment as discussed below in "Potential Payments Upon Termination or Change in Control—Ralph Lauren"). Three levels of achievement are used to determine vesting: threshold, target, and maximum. The threshold level, which is 70% of the financial goal, must be achieved in order for any PSUs to vest and be provided to him at the end of the applicable vesting period. If performance is at the threshold level, 75% of Mr. R. Lauren's target shares plus accrued dividends will vest and be paid out. If performance is at the target level, which is 100% of the financial goal, then his target shares plus accrued dividends will vest and be paid out. If performance is at the maximum level, which is 110% or more of the financial goal, then 150% of the target shares plus accrued dividends will vest and be paid out. Vesting with respect to his PSUs shall

be interpolated for performance between 70% and 110% of target goal(s) and none of his PSUs shall vest for performance below threshold goal(s).

- *Other Benefits:* He is required for security purposes to use his or other acceptable private aircraft for any travel. In addition to being entitled to reimbursement for any aircraft travel expenses he incurs which were business-related, he is also entitled to reimbursement for any personal aircraft travel expenses which he incurs, without any tax gross-up, up to a maximum aggregate amount of $200,000 per fiscal year. Mr. R. Lauren is also provided with a car and driver paid by us, and is eligible to participate in all employee benefit plans and arrangements made available to our senior executive officers.

- *Non-compete:* He is prohibited from competing with us anywhere in the world during the term of his employment and for a period of two years after the termination of his employment, for any reason.

See "Potential Payments Upon Termination or Change in Control" for a discussion of severance and change in control payments payable to Mr. R. Lauren under the R. Lauren Employment Agreement.

Patrice Louvet's Employment Agreement. During Fiscal 2019, we employed Mr. Louvet as our President and Chief Executive Officer pursuant to an employment agreement dated May 11, 2017 and made effective as of July 3, 2017, and amended as of June 30, 2017 (the "Louvet Employment Agreement"). The key terms of the Louvet Employment Agreement are indicated below:

- *Term:* The Louvet Employment Agreement provides that Mr. Louvet will remain employed until such time as it is terminated in accordance with the terms of the Louvet Employment Agreement.

- *Salary:* He is entitled to a base salary of not less than $1,250,000.

- *Bonus:* He is entitled to an annual incentive bonus opportunity under the terms of the EOAIP, with a target bonus of 300% of annual base salary and a maximum of 450% of annual base salary.

- *Equity Awards:* Mr. Louvet is eligible to receive annual equity awards pursuant to the terms of the



Company's 2010 Stock Incentive Plan with an aggregate target value of $7.5 million.

- **Other Benefits:** He is eligible to participate in all employee benefit plans and arrangements made available to our senior executive officers, and receives pay for his travel to and from the Company offices pursuant to a Company-approved car service and an annual education allowance for his school aged children of $30,000.

- **Non-compete:** If Mr. Louvet's employment terminates for any reason, he may not compete with us for one year after the termination of his employment.

See "Potential Payments Upon Termination or Change in Control" for a discussion of severance and change in control payments payable to Mr. Louvet under his employment agreement

Jane Nielsen's Employment Agreement. During Fiscal 2019, we employed Ms. Nielsen as our Chief Financial Officer pursuant to an employment agreement made effective as of September 7, 2016 (the "Nielsen Employment Agreement"). After Fiscal 2019 concluded, we entered into an amended and restated employment agreement with Ms. Nielsen effective as of March 31, 2019 (the "New Nielsen Employment Agreement"). The key terms of the Nielsen Employment Agreement and the New Nielsen Employment Agreement are indicated below:

- **Term:** The Nielsen Employment Agreement provides for Ms. Nielsen's employment through September 7, 2019, subject to automatic, successive one-year extensions thereafter, unless either party gives at least 180 days' prior notice that the term will not be extended. The New Nielsen Employment Agreement provides for Ms. Nielsen's employment through September 7, 2022, subject to automatic, successive one-year extensions thereafter, unless either party gives at least 180 days' prior notice that the term will not be extended.

- **Salary:** Under the Nielsen Employment Agreement, Ms. Nielsen is entitled to a base salary of not less than $900,000. In Fiscal 2019, her base salary was $990,000. Under the New Nielsen Employment Agreement, Ms. Nielsen is entitled to a base salary of not less than $1,050,000.

- **Bonus:** Under the Nielsen Employment Agreement, she is entitled to an annual incentive bonus opportunity under the terms of the EOAIP, with a target bonus of 150% of annual base salary and a maximum of 300% of annual base salary. Under the New Nielsen Employment Agreement, she is entitled to an annual incentive bonus opportunity under the terms of the EOAIP, with a target bonus of 175% of annual base salary and a maximum of 350% of annual base salary.

- **Equity Awards:** Under the Nielsen Employment Agreement, Ms. Nielsen was eligible to receive annual equity awards pursuant to the terms of the Company's 2010 Stock Incentive Plan with an aggregate target value of $2.5 million. Under the New Nielsen Employment Agreement, Ms. Nielsen is eligible to receive annual equity awards pursuant to the terms of the Company's 2010 Stock Incentive Plan with an aggregate target value of $3 million. Under the New Nielsen Employment Agreement, Ms. Nielsen also received a one-time stock award in the amount of $6 million, $3 million of which was in the form of RSUs that vest based on continued service, unless provided for otherwise under the New Nielsen Employment Agreement, and $3 million of which was in the form of PSUs that vest based on the achievement of certain performance metrics as well as continued service, unless provided for otherwise under the New Nielsen Employment Agreement.

- **Other Benefits:** Under both the Nielsen Employment Agreement and the New Nielsen Employment Agreement, she is eligible to participate in all employee benefit plans and arrangements made available to our senior executive officers, and receives a monthly car allowance of $1,500.

- **Non-compete:** If Ms. Nielsen's employment terminates for any reason, she may not compete with us for one year after the termination of her employment.

- See "Potential Payments Upon Termination or Change in Control" for a discussion of severance and change in control payments payable to Ms. Nielsen under her employment agreement.

Valerie Hermann's Employment Agreement. During Fiscal 2019, we employed Ms. Hermann as our Brand



Group President, pursuant to an employment agreement made effective as of April 4, 2016, and amended effective as of September 22, 2016, as our Brand Group President (the "Hermann Employment Agreement"). The key terms of the Hermann Employment Agreement are indicated below:

- **Term:** The Hermann Employment Agreement provides for Ms. Hermann's employment through July 1, 2020.

- **Salary:** She is entitled to a base salary of not less than $950,000. In Fiscal 2019, her base salary was $1,050,000.

- **Bonus:** She is entitled to an annual incentive bonus opportunity under the terms of the EOAIP, with a target bonus of 175% of annual base salary and a maximum of 350% of annual base salary.

- **Equity Awards:** Ms. Hermann is eligible to receive annual equity awards pursuant to the terms of the Company's 2010 Stock Incentive Plan with an aggregate target value of $2.5 million.

- **Other Benefits:** She is eligible to participate in all employee benefit plans and arrangements made available to our senior executive officers, and receives a monthly car allowance of $1,500.

- **Non-*compete*:** If Ms. Hermann's employment terminates for any reason, she may not compete with us for one year after the termination of her employment.

See "Potential Payments Upon Termination or Change in Control" for a discussion of severance and change in control payments payable to Ms. Hermann under her employment agreement.

David Lauren's Employment Terms. During Fiscal 2019, David Lauren was employed on an at-will basis as our Chief Innovation Officer, Vice Chairman of the Board, Strategic Advisor to the CEO and Head of the Polo Ralph Lauren Foundation. The key terms of Mr. D. Lauren's employment are as follows:

- **Salary:** Mr. D. Lauren's base salary is $850,000.

- **Bonus:** He is eligible for an annual incentive bonus opportunity under the terms of the EOAIP, with a target bonus of 75% of annual base salary and a maximum of 150% of annual base salary.

- **Equity Awards:** He is eligible to receive annual equity awards pursuant to the terms of the Company's 2010 Stock Incentive Plan with an aggregate target value of $550,000.

- **Other Benefits:** He is eligible to participate in all employee benefit plans and arrangements made available to our senior executive officers, and receives a monthly car allowance of $1,500.

See "Potential Payments Upon Termination or Change in Control" for a discussion of severance and change in control payments payable to Mr. D. Lauren under the terms of his employment.



OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table provides information concerning the unexercised stock options outstanding and unvested stock awards for each of our NEOs as of the end of Fiscal 2019.

Name	Option Awards					Stock Awards			
	Number of Securities Underlying Unexercised Options # Exercisable[1]	Number of Securities Underlying Unexercised Options # Unexercisable[2]	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[10] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[10] ($)
Ralph Lauren	86,724	0	0	$140.975	07/16/2019				
	71,199	0	0	$ 181.935	07/15/2020				
	79,629	0	0	$159.680	07/14/2021				
						181,219[3]	$23,500,480		
								117,724[11]	$15,266,448
								20,706[12]	$ 2,685,154
								45,682[13]	$ 5,924,042
Patrice Louvet			N/A						
						34,913[4]	$ 4,527,518		
								75,534[11]	$ 9,795,249
								32,500[11]	$ 4,214,600
						30,132[5]	$ 3,907,518		
								6,982[12]	$ 905,426
								16,179[13]	$ 2,098,093
						27,927[6]	$ 3,621,573		
Jane Nielsen			N/A						
						20,790[3]	$ 2,696,047		
								12,881[11]	$ 1,670,408
						11,450[7]	$ 1,484,836		
								2,327[12]	$ 301,765
								5,393[13]	$ 699,364
						9,309[6]	$ 1,207,191		
Valérie Hermann	9,129	0	0	$159.680	07/14/2021				
						12,617[4]	$ 1,636,173		
						19,396[3]	$ 2,515,273		
						4,685[8]	$ 607,551		
						17,159[9]	$ 2,225,179		
								12,881[11]	$ 1,670,408
						11,450[7]	$ 1,484,836		
								2,327[12]	$ 301,765
								5,393[13]	$ 699,364
						9,309[6]	$ 1,207,191		
David Lauren	2,676	0	0	$140.975	07/16/2019				
	5,769	0	0	$ 181.935	07/15/2020				
	4,566	0	0	$159.680	07/14/2021				
						1,031[8]	$ 133,700		
						4,267[3]	$ 553,345		
						2,520[7]	$ 326,794		
								2,834[11]	$ 367,513
						2,049[6]	$ 265,714		
								512[12]	$ 66,396
								1,187[13]	$ 153,930

(1) This column represents the number of shares of Class A Common Stock underlying exercisable options that have not been exercised at March 30, 2019.

(2) This column represents the number of shares of Class A Common Stock underlying unexercisable options at March 30, 2019. These options vest and become exercisable ratably in three equal annual installments beginning one year after the grant date.



(3) Amount reflects Fiscal 2017 PSUs for which the applicable performance goal was achieved as of March 30, 2019. Fiscal 2017 PSUs are included at 138% of target reflecting actual performance achieved. These shares vested and were paid out on May 24, 2019.

(4) Amount reflects the number of shares of Class A common stock represented by unvested RSUs subject to time-based vesting. Mr. Louvet's RSUs granted on July 3, 2017 vest 100% on July 3, 2022. Ms. Hermann's RSUs granted on November 8, 2016 vested 100% on May 8, 2019.

(5) Amount reflects the Fiscal 2018 APRSUs for which the applicable performance goal was achieved at the end of Fiscal 2018. The second tranche of the Fiscal 2018 APRSUs vested and were paid out on May 24, 2019. The final tranche of the Fiscal 2018 APRSUs will vest after the end of Fiscal 2020, per the terms of Mr. Louvet's employment agreement.

(6) Amount reflects the Fiscal 2019 PRSUs for which the applicable performance goal was achieved at the end of Fiscal 2019. The first tranche of the Fiscal 2019 PRSUs vested and were paid out on May 24, 2019. The second tranche of the Fiscal 2019 PRSUs will vest after the end of Fiscal 2020, subject to continued service at that time with regard to each eligible recipient thereof. The final tranche of Fiscal 2019 PRSUs will vest after the end of Fiscal 2021, subject to continued service at that time with regard to each eligible recipient thereof.

(7) Amount reflects the Fiscal 2018 PRSUs for which the applicable performance goal was achieved at the end of Fiscal 2018. The second tranche of the Fiscal 2018 PRSUs vested and were paid out on May 24, 2019. The final tranche of the Fiscal 2018 PRSUs will vest after the end of Fiscal 2020, subject to continued service at that time with regard to each eligible recipient thereof.

(8) Amount reflects the Fiscal 2017 PRSUs for which the applicable performance goal was achieved at the end of Fiscal 2017. The final tranche of the Fiscal 2017 PRSUs vested and were paid out on May 24, 2019.

(9) Amount reflects Fiscal 2017 Additional PSUs for which the applicable two-and-a-half year performance goal was achieved as of March 30, 2019. Fiscal 2017 Additional PSUs are included at 136% of target reflecting actual performance achieved. These shares vested and were paid out on May 24, 2019.

(10) Calculated using the NYSE closing price of $129.68 per share of Class A Common Stock on March 29, 2019, the last business day of Fiscal 2019 on which there were sales of shares. Where applicable, shares have been rounded to whole numbers.

(11) Amount reflects unearned Fiscal 2018 PSUs which in accordance with SEC rules are included at threshold performance. See "Executive Employment Agreements and Other Compensatory Arrangements" and "Compensation Discussion and Analysis Long-Term Equity-Based Incentives—Fiscal 2019" for a description of the material terms of these PSUs. Where applicable, shares have been rounded to whole numbers.

(12) Amount reflects unearned Fiscal 2019 PSUs-ROIC which in accordance with SEC rules are included at threshold performance. See "Executive Employment Agreements and Other Compensatory Arrangements" and "Compensation Discussion and Analysis Long-Term Equity-Based Incentives—Fiscal 2019" for a description of the material terms of these PSUs. Where applicable, shares have been rounded to whole numbers.

(13) Amount reflects unearned Fiscal 2019 PSUs-TSR which in accordance with SEC rules are included at stretch performance (150% of target). See "Executive Employment Agreements and Other Compensatory Arrangements" and "Compensation Discussion and Analysis Long-Term Equity-Based Incentives—Fiscal 2019" for a description of the material terms of these PSUs. Where applicable, shares have been rounded to whole numbers.

OPTION EXERCISES AND STOCK VESTED

The following table provides information concerning the exercises of stock options and vesting of stock awards during Fiscal 2019 on an aggregated basis for each of our NEOs.

| Name | Option Awards | | Stock Awards | |
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Ralph Lauren[1]	100,000	$ 786,939	82,375	$ 11,079,703
Patrice Louvet[2]	0	$ 0	15,066	$ 2,060,200
Jane Nielsen[3]	0	$ 0	20,790	$ 2,794,344
Valérie Hermann[4]	0	$ 0	15,885	$ 2,172,305
David Lauren[5]	1,764	$ 14,830	4,481	$ 596,498

(1) Mr. R. Lauren exercised 100,000 stock options on June 11, 2018 with an exercise price of $134.53. The value realized is calculated using the difference between the sales price per share of Class A Common Stock and the option exercise price. In connection with the vesting of his performance-based stock awards, Mr. R. Lauren acquired 73,160 shares on May 29, 2018 with a market price of $136.745 and the table includes a cash payment of $78.76 in lieu of fractional shares representing .576 shares of Class A Common Stock. Market price is based upon the average of the high and the low stock prices on that day.

Mr. R. Lauren has outstanding vested RSUs whose underlying shares of Class A Common Stock will not be delivered until Mr. R. Lauren's separation from the Company or, if earlier, upon a change of control. These RSUs are eligible to receive dividend equivalents in the form of additional fully vested RSUs each time we pay an actual cash dividend on our outstanding shares. Additional RSUs of 2,003.77, 2,196.70, 2,352.64, and 2,661.94 were acquired respectively on April 13, 2018, July 13, 2018, October 12, 2018, and January 11, 2019. Market price (based on the average of the high and low sale price on each day) was $112.145, $128.44, $120.51, and $107.06, respectively.

(2) Mr. Louvet acquired 15,066 shares upon vesting of his performance-based stock awards, with a market price of $136.745 on May 29, 2018.

(3) Ms. Nielsen acquired 15,065 shares upon vesting of her RSUs, with a market price of $133.52 on September 25, 2018. In connection with the vesting of her performance-based stock awards, Ms. Nielsen acquired 5,725 shares on May 29, 2018 with a market price of $136.745.

(4) In connection with the vesting of her performance-based stock awards, Ms. Hermann acquired 15,885 shares on May 29, 2018 with a market price of $136.745 and the table includes a cash payment of $110.77 in lieu of fractional shares representing .81 shares of Class A Common Stock.

(5) Mr. D. Lauren exercised 1,764 stock options on June 11, 2018 with an exercise price of $134.53. The value realized is calculated using the difference between the sales price per share of Class A Common Stock and the option exercise price. Mr. D. Lauren acquired 628 shares upon the vesting of



his RSUs, with a market price of $110.665 on May 15, 2018. In connection with the vesting of his performance-based stock awards, Mr. D. Lauren acquired 3,853 shares on May 29, 2018 with a market price of $136.745 and the table includes a cash payment of $121.70 in lieu of fractional shares representing .89 shares of Class A Common Stock. Market price is based upon the average of the high and low sale price on that day.

NON-QUALIFIED DEFERRED COMPENSATION

The following table provides information with respect to our defined contribution and non-tax-qualified compensation deferral plans for each of our NEOs.

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Ralph Lauren	—	1,075,360[1]	8,274,898[2]	—	59,497,221[3]
Patrice Louvet	—	—	—	—	—
Jane Nielsen	—	—	—	—	—
Valérie Hermann	—	—	—	—	—
David Lauren	—	—	—	—	—

(1) Represents the value of Mr. R. Lauren's additional RSUs that are granted each time we pay an actual cash dividend on our outstanding shares. Additional RSUs of 2,003.77, 2,196.70, 2,352.64, and 2,661.94 were acquired respectively on April 13, 2018, July 13, 2018, October 12, 2018, and January 11, 2019. In each case, market price was based on the average of the high and low stock prices on each day.

(2) The amount reflected for Mr. R. Lauren represents appreciation/depreciation accumulated on vested but not delivered RSUs.

(3) Mr. R. Lauren's RSUs are valued at $129.725, the average of the high and the low stock prices as of March 29, 2019, the last business day of Fiscal 2019 on which there were sales of shares. Mr. Lauren's RSUs have vested but may not be distributed to him until his employment is terminated.



POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Ralph Lauren. Under the R. Lauren Employment Agreement, in the event of termination without cause or resignation for good reason, Mr. R. Lauren would be entitled to receive, within 30 days following the date of termination, a lump sum cash payment equal to the sum of: (i) two years' base salary; (ii) any accrued but unpaid compensation as of the date of termination; and (iii) two times the average annual bonus paid to him for the two fiscal years immediately preceding the year of his termination of employment (however, if he elects to transition to Executive Chairman, the amount described in this clause (iii) would no longer be payable in connection with a subsequent termination of employment). In addition, Mr. R. Lauren would be entitled to receive a pro-rated portion of the bonus he would otherwise have received for the fiscal year in which his termination of employment occurred, payment of which would be made when bonuses are paid to our other executives. Any unvested stock options would continue to vest on their scheduled vesting dates, and any vested stock options shall be exercisable until the later of one year from the date of termination or 30 days from the date the options become vested and exercisable, but in any event not later than the expiration date of the option. Any unvested RPSUs and PSUs will vest based on actual performance over the applicable performance period as if Mr. R. Lauren had remained employed to the applicable vesting certification date. Also, we will be obligated to continue to provide him with office facilities and secretarial assistance, welfare and medical plan coverage and use of a car and driver during the two-year severance period (however, any medical plan coverage would be limited to the first 18 months of the severance period unless he elects to continue participation in such plan for the remainder of the severance period, provided that there are no adverse tax consequences to the Company).

In the event that his employment terminates due to his death or disability, Mr. R. Lauren or his estate will be entitled to receive all payments due to him through the date of his death or termination due to disability, including a pro-rated bonus for the fiscal year of termination paid at the same time as bonuses are paid to our other executives. With respect to his unvested stock options, RSUs, RPSUs and PSUs, such awards shall

vest immediately (at target, in the case of RPSUs and PSUs) and, in the case of his stock options, shall be exercisable until the earlier of three years from the date of termination or the expiration date of the option, and in the case of his RSUs, RPSUs and PSUs, shall be payable in shares of Class A Common Stock no later than 30 days after the vesting date; provided that if termination is based on death and occurs in the last year of the performance period, the unvested RPSUs and PSUs will vest and be paid out based on actual performance during the performance period as if Mr. R. Lauren had remained employed to the applicable vesting certification date.

If he terminates his employment for any reason, other than for good reason, death or disability, or if we terminate his employment for cause (but not including a termination by reason of the Company's non-renewal of the R. Lauren Employment Agreement, as described below), then Mr. R. Lauren will only receive any accrued but unpaid compensation as of the date of termination (including for any prior fiscal year, and including base salary through the date of termination). In addition, any unvested RPSUs and PSUs held by him pursuant to his employment agreement shall be forfeited. Further, any vested but unexercised stock options shall be forfeited only if termination of employment is for cause, and otherwise they shall remain exercisable for one year from the date of termination of employment if such termination is by Mr. R. Lauren for other than good reason.

If his employment terminates at the end of the term by reason of our failure to offer to extend the term or offer to enter into a new employment agreement on substantially the same terms as in the R. Lauren Employment Agreement, then he will be entitled to receive: (i) any accrued and unpaid compensation as of the date of termination; and (ii) his bonus for the fiscal year ending on the last day of the term. In addition, Mr. R. Lauren's unvested and unexercised stock options and unvested RPSUs and PSUs shall vest and/or become exercisable in the same manner as if he resigned for good reason or if we terminated his employment without cause. In addition, following any termination of employment, to the extent not previously paid or provided, the Company will timely pay or provide Mr. R. Lauren any other amounts or benefits required to be paid or provided to him (or that he is eligible to receive) under any plan, program, policy,



practice or contract of the Company and its affiliates through the date of his termination.

In the event that a change in control precedes the termination of Mr. R. Lauren's employment, he will continue to receive, upon termination of employment, the same amounts in the same manner as described in the paragraphs above. In addition, any unvested stock options granted under the 1997 Stock Incentive Plan and any unvested RSUs and RPSUs granted prior to the R. Lauren Employment Agreement would immediately vest upon a change in control. Under the R. Lauren Employment Agreement, Mr. R. Lauren's RPSUs and PSUs granted during the term of the R. Lauren Employment Agreement would not immediately vest upon a change in control.

The above described amounts payable to him are subject to his compliance with the following restrictive covenants: (i) not to compete with us for two years following the termination of his employment; (ii) not to solicit any of our employees for three years following the termination of his employment; (iii) not to disparage us for three years following the termination of his employment; and (iv) not to disclose any of our confidential information. The R. Lauren Employment Agreement also provides that for the duration of Mr. R. Lauren's employment and for three years following the termination of his employment, we will not (and will use reasonable best efforts to cause our senior executives and Board members to not) disparage Mr. R. Lauren.

Under the R. Lauren Employment Agreement, cause is defined as: (A) the willful and continued failure by him to substantially perform his duties after demand for substantial performance is delivered by us that specifically identifies the manner in which we believe he has not substantially performed his duties; or (B) his conviction of, or plea of nolo contendere to, a crime (whether or not involving us) constituting a felony; or (C) willful engaging by him in gross misconduct relating to his employment that is materially injurious to us or subjects us, monetarily or otherwise or which subjects, or if generally known, would subject us to public ridicule or embarrassment. Further, no act, or failure to act, shall be considered "willful" unless done, or omitted to be done, by Mr. R. Lauren not in good faith and without reasonable belief that his action or omission was in our best interest. Notwithstanding the forgoing, Mr. R. Lauren shall not be deemed to have been terminated

for cause without: (x) reasonable written notice to him setting forth the reasons for our intention to terminate him for cause, (y) an opportunity for him, together with his counsel, to be heard before the Board and (z) delivery to him of a specific termination notice from the Board that states that in the good faith opinion of the Board, he was guilty of the conduct set forth in clauses (A), (B) or (C) above, and specifying the particulars thereof in detail. In addition, in the event that the Board has so determined, in good faith, that cause exists, the Board shall have no obligation to terminate Mr. R. Lauren's employment if the Board determines in its sole discretion that such a decision not to terminate his employment is in our best interest.

Under the R. Lauren Employment Agreement, good reason is defined to mean: (A) a material diminution in Mr. R. Lauren's duties, assignment to him of a title or duties inconsistent with his position as our Executive Chairman of the Board and Chief Creative Officer, or a material diminution of his authority; (B) a material reduction in his salary; or (C) our failure to comply with any material provision of his employment agreement; provided that the events described in clauses (A), (B) and (C) above will not constitute good reason unless such diminution, reduction or failure (as applicable) has not been cured within 30 days after notice of such noncompliance has been given by Mr. R. Lauren to us.

If necessary to comply with Section 409A of the Code, any severance payments will be subject to a six month delay in payment. The R. Lauren Employment Agreement clarifies that settlement of any RPSUs or PSUs in the case of a termination due to disability may also be delayed to the extent required to comply with Section 409A of the Code.

Patrice Louvet. Under the Louvet Employment Agreement, if we terminate Mr. Louvet's employment for any reason other than death, disability or cause (as defined in the Louvet Employment Agreement and as described below), or Mr. Louvet voluntarily terminates his employment for good reason (as defined in the Louvet Employment Agreement and as described below), he would be entitled to receive 400% of his base salary per year for a severance period equal to two years. In addition, he will vest in any unvested portion of the Louvet-One-Time-Stock-Award (as defined in the Louvet Employment Agreement) with only service-based vesting conditions as of the date of termination



of his employment, and any unvested portion of the Louvet-One-Time-Stock Award with performance-based vesting conditions held by him will vest at the end of the applicable performance period, subject to the Company meeting the applicable performance goals. Mr. Louvet will also be entitled to continue his participation during the severance period in any group medical or dental insurance plans in which he participated prior to termination. In addition, he will be entitled to receive any unpaid annual bonus for the fiscal year ended prior to the date of termination.

If Mr. Louvet voluntarily terminates his employment without good reason, or if we terminate his employment for cause, he will be entitled to receive only his base salary through the date of termination and any unpaid annual bonus for the fiscal year ended prior to the date of termination. In the event of his termination due to his death or disability, he or his estate will be entitled to receive all payments due to him through the date of his death or termination due to disability, any unpaid annual bonus for the fiscal year ended prior to the date of termination and he shall also be entitled to have the Louvet-One-Time-Stock-Award be treated in the same manner as termination without cause, and he shall also receive a pro-rata EOAIP bonus for the year of termination based on actual performance.

If the Company terminates Mr. Louvet's employment without cause or he terminates his employment for good reason, in either case within 12 months following a Change in Control (as defined in the Louvet Employment Agreement), then he will be entitled to receive a lump sum amount equal to the total amount of cash severance he would receive if his employment was terminated without cause. In addition, any outstanding equity awards held by him will immediately vest (such immediate vesting shall also occur should Mr. Louvet's employment be terminated in contemplation of a Change in Control, and the Change in Control actually occurs). For purposes of such vesting, any performance-based equity awards would be treated as if the target performance level was achieved. Pursuant to the Louvet Employment Agreement, to the extent that the aggregate present value of any payments or benefits payable to him that constitute "parachute payments" under Section 280G of the Code (the "parachute amount") would exceed 2.99 times his "base amount" (as defined for purposes of Section 280G of the Code), then such payments and benefits shall be

reduced to the extent necessary so that the parachute amount is equal to 2.99 times his base amount (provided, that no reduction shall apply if he would retain, on a net after-tax basis, a greater amount than he would have retained, on a net after-tax basis, after applying such reduction).

Under the Louvet Employment Agreement, the above-described amounts and stock awards to be provided to him are subject to his compliance with the following restrictive covenants: (i) not to compete with us for one year following the termination of his employment; (ii) not to solicit any of our employees for two years following the termination of his employment; (iii) not to disparage us for seven years following the end of the employment term (and indefinitely with respect to Mr. R. Lauren and members of his family); and (iv) not to disclose any of our confidential information.

Under the Louvet Employment Agreement, cause is defined to mean: (1) the willful and continued failure by Mr. Louvet to substantially perform his duties hereunder after demand for substantial performance is delivered to him by us that specifically identifies the manner in which we believe he has not substantially performed his duties hereunder, (2) Mr. Louvet's conviction of, or plea of nolo contendere to, a crime (whether or not involving the Company) constituting any felony, (3) the willful engaging by Mr. Louvet in gross misconduct relating to his employment that is materially injurious to the Company, monetarily or otherwise, or which subjects or if generally known would subject the Company to public ridicule. Notwithstanding the foregoing, his employment may be terminated for cause only by act of the Board and, in any event, his employment shall not be deemed to have been terminated for cause without (x) reasonable written notice to Mr. Louvet setting forth the reasons for the Company's intention to terminate for cause, (y) the opportunity to cure (if curable) within 30 days of such written notice and (z) an opportunity for him, together with his counsel, to be heard by the Board.

Under the Louvet Employment Agreement, good reason is defined to mean a termination of employment by Mr. Louvet within one (1) year following the occurrence of (A) a material diminution in or adverse alteration to his title as CEO, base salary, benefits, position, or duties (provided that the exercise of Mr. R. Lauren of any authority permitted under the Louvet Employment



Agreement shall not constitute a material diminution in, or material adverse alteration to, the Executive's "position" or "duties" for this purpose), (B) the relocation of his principal office outside the area which comprises a 50 mile radius from New York City, (C) a failure of the Company to comply with any material provision of the Louvet Employment Agreement, or (D) the Company requires the Executive to report to any person other than the current Executive Chairman or to the Board; provided, that the events described in clauses (A), (B), (C) and (D) above shall not constitute good reason (1) until Mr. Louvet provides written notice to the Company of the existence of such diminution, change, reduction, relocation or failure within 90 days of its occurrence and (2) unless such diminution, change, reduction or failure (as applicable) has not been cured within 30 days after written notice of such noncompliance has been given by Mr. Louvet to the Company.

If necessary to comply with Section 409A of the Code, any severance payments will be subject to a six month delay in payment.

Jane Nielsen. The New Nielsen Employment Agreement is identical to the Nielsen Employment Agreement with respect to payments upon termination or a change in control, except as noted below. Under the Nielsen Employment Agreement, if we terminate Ms. Nielsen's employment for any reason other than death, disability or cause (as defined in the Nielsen Employment Agreement and as described below), or she voluntarily terminates her employment for good reason (as defined in the Nielsen Employment Agreement and as described below), she will be entitled to continue to receive, in accordance with our normal payroll practices, an amount equal to her base salary for a severance period equal to the longer of the balance of the term (up to a maximum of two years) and the one-year period commencing on the date of such termination, plus an amount, payable at the end of the severance period, equal to 150% of her base salary (under the New Nielsen Employment Agreement, the amount is equal to 175% of her base salary), plus a pro-rata EOAIP bonus for the year of termination based on actual performance. In addition, she will vest in any unvested stock options, RSUs and other equity awards with only service-based vesting conditions as of the date of termination of her employment, and any unvested equity awards with performance-based vesting conditions held by her will

vest on their originally scheduled vesting date or dates, as applicable, subject to the Company meeting the applicable performance goals. Ms. Nielsen will also be entitled to continue her participation during the severance period in any group medical or dental insurance plans in which she participated prior to termination. In addition, Ms. Nielsen will be entitled to receive any unpaid annual bonus for the fiscal year ended prior to the date of termination.

If she voluntarily terminates her employment without good reason, or if we terminate her employment for cause, she will be entitled to receive only her base salary through the date of termination. In the event of her termination due to her death or disability, Ms. Nielsen or her estate will be entitled to receive all payments due to her through the date of her death or termination due to disability, and she shall also be entitled to have her equity awards be treated in the same manner as termination without cause, and she shall also receive a pro-rata EOAIP bonus for the year of termination based on actual performance.

Under the Nielsen Employment Agreement, if the Company terminates her employment without cause, or Ms. Nielsen voluntarily terminates her employment for good reason, in each case within 12 months following a change in control of the Company (as defined in the Nielsen Employment Agreement), then, in lieu of the foregoing amounts, she will be entitled to receive a lump sum amount, payable within 15 days after the termination of her employment, equal to two times the sum of her then current annual base salary and the bonus she was paid for the most recently completed fiscal year immediately prior to her termination (in the New Nielsen Employment Agreement, instead of the prior year's bonus the base salary would be added to her target bonus). In addition, in such event, any unvested stock options, RSUs and other equity awards held by Ms. Nielsen will immediately vest. In the case of any performance-based equity awards, the accelerated vesting would be calculated as if the target performance level was achieved. Under the New Nielsen Employment Agreement, Ms. Nielsen shall also be entitled to the above amounts if she is terminated by the Company without cause in contemplation of a change in control, and the change of control actually occurs.

Under the Nielsen Employment Agreement, the above-described amounts and stock awards to be provided to



her are subject to her compliance with the following restrictive covenants: (i) not to compete with us for one year following the termination of her employment; (ii) not to solicit any of our employees for one year following the termination of her employment; (iii) not to disparage us following the termination of her employment; and (iv) not to disclose any of our confidential information.

Under the Nielsen Employment Agreement, cause is defined as: (A) the willful and continued failure by Ms. Nielsen to substantially perform her duties hereunder after demand for substantial performance is delivered to her that specifically identifies the manner in which we believe she has not substantially performed her duties; (B) her conviction of, or plea of nolo contendere to, a crime (whether or not involving the Company) constituting any felony; (C) her willful engagement in gross misconduct relating to her employment that is materially injurious to the Company, monetarily or otherwise, or which subjects, or if generally known, would subject, the Company to public ridicule. Under this definition, no act, or failure to act, on Ms. Nielsen's part shall be considered "willful" unless done, or omitted to be done, by her not in good faith and without reasonable belief that her action or omission was in the best interest of the Company. Notwithstanding the foregoing, Ms. Nielsen's employment may be terminated for cause only upon (x) reasonable written notice to her setting forth the reasons for the Company's intention to terminate her for cause; (y) the opportunity to cure (if curable) within 30 days of such written notice; and (z) an opportunity for Ms. Nielsen, together with her counsel, to be heard by the Company.

Under the Nielsen Employment Agreement, good reason is defined as a termination of employment by her within 60 days following the occurrence of: (A) a material diminution in or material adverse alteration to her title, base salary, or position (the New Nielsen Agreement also includes a material diminution or material adverse alternation to her duties or annual bonus percentage, provided that a removal of particular business units or functions from her purview, responsibility or management that does not alter her role as the Company's Chief Financial Officer (or, under the New Nielsen Employment Agreement, her role as the Company's Executive Vice President, Chief Operating Officer and Chief Financial Officer) shall not

constitute a material diminution in or material adverse alteration to her position for this purpose; (B) the relocation of her principal office outside the area which comprises a 50 mile radius from New York City; (C) a failure of the Company to comply with any material provision of the Nielsen Employment Agreement; or (D) Ms. Nielsen being required to report to anyone other than the Chief Executive Officer or the Chairman, provided that the events described in clauses (A), (B), (C) and (D) above shall not constitute good reason (i) until Ms. Nielsen provides written notice to the Company of the existence of such diminution, alteration, relocation, failure or requirement within 90 days of the date she learned of its occurrence (or, if sooner, the date she would have learned of the occurrence had she exercised reasonable diligence); and (ii) unless such diminution, alteration, relocation, failure or requirement (as applicable) has not been cured within 30 days after written notice of such noncompliance has been given by Ms. Nielsen to the Company.

If necessary to comply with Section 409A of the Code, any severance payments will be subject to a six month delay in payment.

Valérie Hermann. Under the Hermann Employment Agreement, if we terminate Ms. Hermann's employment for any reason other than death, disability or cause (as defined in the Hermann Employment Agreement and as described below), or Ms. Hermann voluntarily terminates her employment for good reason (as defined in the Hermann Employment Agreement and as described below), she will be entitled to continue to receive, in accordance with our normal payroll practices, an amount equal to her base salary for a severance period equal to the longer of the balance of the term (up to a maximum of two years) and the one-year period commencing on the date of such termination, plus an amount, payable at the end of the severance period, equal to 175% of her base salary, plus a pro-rata EOAIP bonus for the year of termination based on actual performance. In addition, she will vest in any unvested stock options, RSUs and other equity awards with only service-based vesting conditions as of the date of termination of her employment, and any unvested equity awards with performance-based vesting conditions held by her will vest on their originally scheduled vesting date or dates, as applicable, subject to the Company meeting the applicable performance goals. Ms. Hermann will also be entitled to continue her participation during the



severance period in any group medical or dental insurance plans in which she participated prior to termination. In addition, she will be entitled to receive any unpaid annual bonus for the fiscal year ended prior to the date of termination.

If Ms. Hermann voluntarily terminates her employment without good reason, or if we terminate her employment for cause, she will be entitled to receive only her base salary through the date of termination. In the event of her termination due to her death or disability, Ms. Hermann or her estate will be entitled to receive all payments due to her through the date of her death or termination due to disability, and she shall also be entitled to have her equity awards be treated in the same manner as described above as if her employment was terminated by the Company without cause.

Under the Hermann Employment Agreement, if the Company terminates her employment without cause, or Ms. Hermann voluntarily terminates her employment for good reason, in each case within 12 months following a change in control of the Company (as defined in the Hermann Employment Agreement), then, in lieu of the foregoing amounts, Ms. Hermann will be entitled to receive a lump sum amount, payable within 15 days after the termination of her employment, equal to two times the sum of her then current annual base salary and the bonus she was paid for the most recently completed fiscal year immediately prior to her termination. In addition, in such event, any unvested stock options, RSUs and other equity awards held by her will immediately vest. In the case of any performance-based equity awards, the accelerated vesting would be calculated as if the target performance level was achieved, and such immediate vesting shall also occur should her employment be terminated in contemplation of a change in control, and the change in control actually occurs.

Under the Hermann Employment Agreement, the above-described amounts and stock awards to be provided to her are subject to her compliance with the following restrictive covenants: (i) not to compete with us for one year following the termination of her employment; (ii) not to solicit any of our employees for one year following the termination of her employment; (iii) not to disparage us following the termination of her employment; and (iv) not to disclose any of our confidential information.

Under the Hermann Employment Agreement, cause is defined as: (A) intentional failure by Ms. Hermann to perform the duties of her employment agreement (other than due to disability), provided that the conduct shall not constitute cause unless such failure by her to perform her duties has not been cured to our satisfaction, in our sole discretion, within 15 days after we have given notice of such failure to Ms. Hermann; or (B) an act of fraud, embezzlement, theft, breach of fiduciary duty, or any other material misconduct or any violation of law (other than a traffic violation) committed by Ms. Hermann; or (C) any intentional action by her causing material damage to or misappropriation of our assets; or (D) her wrongful disclosure of our material confidential information; or (E) her engagement in any competitive activity which would constitute a breach of the Hermann Employment Agreement and/or of her duty of loyalty; or (F) her breach of any of our material employment policies, provided that the breach shall not constitute cause unless such failure by her to perform her duties has not been cured to our satisfaction, in our sole discretion, within 15 days after we have given notice of such breach to Ms. Hermann; or (G) performance by her of her employment duties in a manner deemed by us, in our sole discretion, to be grossly negligent; or (H) the commission of any act by her, whether or not performed in the workplace, which subjects us to public ridicule or embarrassment, or is materially detrimental or damaging to our reputation, goodwill, or relationships with our customers, suppliers, vendors, licensees or employees.

Under the Hermann Employment Agreement, good reason is defined as a termination of employment by Ms. Hermann within 150 days following the occurrence of: (A) a material diminution in or adverse alteration to her title, base salary, position, or duties, it being acknowledged and understood that if the Company discontinues any brand, label, product category, or line of business, any changes to Ms. Hermann's duties and responsibilities solely as a result of such discontinuation shall not be deemed a material diminution or adverse alteration, and it being further acknowledged and understood that the removal from Ms. Hermann's purview of responsibility of any other brand, label, product category, or line of business to which she consents in writing shall not be deemed a material diminution or adverse alteration, provided in each case



that her title or role Brand Group President is not otherwise changed; (B) the relocation of her principal office outside the area which comprises a 50 mile radius from New York City or to a city in which the principal executive offices of the Company are not then located; (C) our failure to comply with any material provision of the Hermann Employment Agreement; or (D) we require her to report to anyone other than our Chief Executive Officer or the Board; provided that the events described in clauses (A), (B), (C) and (D) above shall not constitute good reason (i) until Ms. Hermann provides written notice to us of the existence of such diminution, alteration, relocation, failure, or reporting change within 60 days of its occurrence and (ii) unless such diminution, alteration, relocation, failure, or reporting change (as applicable) has not been cured within 30 days after written notice of such noncompliance has been given to us by Ms. Hermann.

If necessary to comply with Section 409A of the Code, any severance payments will be subject to a six month delay in payment.

David Lauren. If we terminate Mr. D. Lauren without just cause, he would be entitled to continue to receive, in accordance with our normal payroll practices, an amount equal to his base salary for a severance period of one year. Under the Company's severance pay plan for employees in the United States, just cause is defined to mean: (i) any act or omission by an employee resulting or intended to result in personal gain at the

expense of the Company; (ii) the performance by the employee of his or her employment duties in a manner deemed by the Company to be grossly negligent; provided that the employee had previously received a written warning identifying the problem and outlining a course of corrective action, has been given a reasonable opportunity to correct his or her performance, and has failed or refused to do so; or (iii) the improper disclosure by the employee of proprietary or confidential information or trade secrets of the Company, or intellectual property which the Company is under a duty to protect, including software licensed to the Company under agreements prohibiting disclosure; or (iv) misconduct by the employee, including, but not limited to, fraud, falsification of Company records, failure to comply with Company policies, rules or guidelines (including a violation of the Company's business code of conduct), harassment, excessive absenteeism, dishonesty, insubordination, theft, violent acts or threats of violence, or possession of alcohol or narcotics on the property of the Company, or the use of the Company's property, facilities or services for illegal purposes; or (v) the commission of a criminal act by the employee, whether or not performed in the workplace, which subjects, or if generally known, would subject, the Company to public ridicule or embarrassment; or (vi) documented poor job performance.

If necessary to comply with Section 409A of the Code, any severance payments will be subject to a six month delay in payment.



POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL TABLES

The following tables reflect incremental payments and benefits that would be owed by the Company to each of our NEOs beyond what they had earned as of March 30, 2019 upon termination of their employment under certain circumstances or in the event of a change in control, assuming that:

• the NEO's employment terminated or, in the event of a change in control, such change in control occurred on March 30, 2019;

• the NEO's salary continues as it existed on March 30, 2019;

• the NEO's employment agreement, as applicable, and term as of March 30, 2019, applies;

• PSUs that are accelerated upon a change in control are deemed to do so at target;

• awards granted under the 2010 Stock Incentive Plan held by participants which are unexercisable or

otherwise unvested shall automatically be deemed exercisable or otherwise vest immediately upon a change in control in accordance with the terms of the 2010 Stock Incentive Plan;

• the stock price for the Class A Common Stock is $129.68 per share (the NYSE closing price of Class A Common Stock on March 29, 2019, the last business day of Fiscal 2019 on which there were sales of shares); and

• the bonus for the period April 1, 2018 through March 30, 2019 (as determined by the Compensation Committee) has been earned by our NEOs as set forth in the "Summary Compensation Table."

The tables do not include non-qualified deferred compensation, if any, that would be paid to the NEOs, which is set forth in the "Non-Qualified Deferred Compensation" table. In addition, the tables do not include the value of vested but unexercised stock options as of March 30, 2019.

Executive Chairman and Chief Creative Officer - Ralph Lauren

	Cash Severance - Base Salary[1]	Cash Severance - Bonus	Vesting of Equity Awards[2]	Continuation of Other Benefits & Perquisites[3]	Total
By the Company for Cause/by the Executive Without Good Reason	$ 0	$ 0	$ 0	$ 0	$ 0
By the Company Without Cause/by the Executive for Good Reason	$ 3,500,000	$ 9,560,440[4]	$ 46,704,296[5]	$ 996,322	$ 60,761,058
Death or Disability	$ 0	$ 0	$ 46,704,296	$ 0	$46,704,296
Change in Control with Termination[6]	$ 3,500,000	$ 9,560,440	$ 46,704,296	$ 996,322	$ 60,761,058

1. In the event of a termination by the Company without cause or by Mr. R. Lauren for good reason and pursuant to his employment agreement, we would provide a lump sum cash payment equal to two times his base salary, payable within 30 days following the date of termination.
2. Represents the value associated with the acceleration or continuation (as the case may be) of the vesting of equity awards. In the case of RSUs and PSUs (including associated dividend equivalent units on such award), the value was based on the NYSE closing price of Class A Common Stock on March 29, 2019, which was $129.68.
3. Represents the cost of providing welfare and medical benefits, office facilities and secretarial assistance, and the use of a car and driver through the applicable severance period.
4. Represents two times the average annual bonus paid to Mr. R. Lauren for the two fiscal years immediately preceding the year of termination.
5. If Maximum Performance for PSUs is reached, the value would increase by $28,011,989.
6. In the event of a Change in Control with termination, no special change in control severance payment is payable to Mr. R. Lauren. If Mr. R. Lauren's employment were to be terminated by us without cause or if he terminates his employment for good reason following a change in control, Mr. R. Lauren would be entitled to the same amounts reflected above for "By the Company without Cause/By the Executive for Good Reason."



President and Chief Executive Officer - Patrice Louvet

	Cash Severance - Base Salary[1]	Cash Severance - Bonus	Vesting of Equity Awards[2]	Continuation of Other Benefits & Perquisites[3]	Total
By the Company for Cause/by the Executive Without Good Reason	$ 0	$ 0	$ 0	$ 0	$ 0
By the Company Without Cause/by the Executive for Good Reason	$ 10,000,000	$ 0	$ 14,054,459[4]	$ 41,079	$24,095,538
Death or Disability	$ 0	$ 0	$ 29,391,799[5]	$ 0	$ 29,391,799
Change in Control with Termination	$ 10,000,000	$ 0	$ 33,945,815	$ 41,079	$43,986,894

1. In the event of a termination by the Company without cause or by Mr. Louvet for good reason and pursuant to his employment agreement, we would provide a monthly cash payment equal to four times his monthly base salary for two years. In the event of a Change in Control with termination, we would provide a lump sum cash payment equal to four times his base salary for two years.
2. Represents the value associated with the acceleration or continuation (as the case may be) of the vesting of equity awards. In the case of RSUs, PSUs, PRSUs and APRSUs, the value was based on the NYSE closing price of Class A Common Stock on March 29, 2019, which was $129.68.
3. Represents the cost of providing medical and dental benefits during applicable severance period.
4. If Maximum Performance for PSUs is reached, the value would increase by $2,809,712.
5. If Maximum Performance for PSUs is reached, the value would increase by $10,409,695.

Chief Operating Officer and Chief Financial Officer - Jane Nielsen

	Cash Severance - Base Salary[1]	Cash Severance - Bonus	Vesting of Equity Awards[2]	Continuation of Other Benefits & Perquisites[3]	Total
By the Company for Cause/by the Executive Without Good Reason	$ 0	$ 0	$ 0	$ 0	$ 0
By the Company Without Cause/by the Executive for Good Reason	$ 1,423,125	$ 1,485,000[4]	$ 7,942,641[5]	$ 31,629	$10,882,395
Death or Disability	$ 0	$ 0	$ 7,942,641[5]	$ 0	$ 7,942,641
Change in Control with Termination	$ 1,980,000	$ 4,884,464[6]	$ 7,942,641	$ 31,629	$14,838,734

1. In the event of a termination by the Company without cause or by Ms. Nielsen for good reason and pursuant to her employment agreement, we would continue to pay Ms. Nielsen for the longer of (a) the balance of her employment agreement (17.25 months) or (b) one year. In the event of a Change in Control with termination, we would provide for a lump sum payment equal to two times her base salary.
2. Represents the value associated with the acceleration or continuation (as the case may be) of the vesting of equity awards. In the case of PSUs and PRSUs, the value was based on the NYSE closing price of Class A Common Stock on March 29, 2019, which was $129.68.
3. Represents the cost of providing medical and dental benefits during applicable severance period.
4. Represents 150% of base salary.
5. If Maximum Performance for applicable PSUs is reached, the value would increase by $3,160,172.
6. Represents two times the bonus paid for the fiscal year prior to the fiscal year of termination.



Brand Group President - Valérie Hermann

	Cash Severance - Base Salary[1]	Cash Severance - Bonus	Vesting of Equity Awards[2]	Continuation of Other Benefits & Perquisites[3]	Total
By the Company for Cause/by the Executive Without Good Reason	$ 0	$ 0	$ 0	$ 0	$ 0
By the Company Without Cause/by the Executive for Good Reason	$ 1,312,500	$ 1,837,500[4]	$ 11,691,560[5]	$ 30,801	$ 14,872,361
Death or Disability	$ 0	$ 0	$ 11,691,560[5]	$ 0	$ 11,691,560
Change in Control with Termination	$ 2,100,000	$ 6,025,638[6]	$ 11,691,560	$ 30,801	$19,847,999

1. In the event of a termination by the Company without cause or by Ms. Hermann for good reason and pursuant to her employment agreement, we would continue to pay Ms. Hermann the longer of (a) the balance of her employment agreement (15 months) or (b) one year. In the event of a Change in Control with termination, we would provide for a lump sum payment equal to two times her base salary.
2. Represents the value associated with the acceleration or continuation (as the case may be) of the vesting of equity awards. In the case of RSUs, PSUs and PRSUs, the value was based on the NYSE closing price of Class A Common Stock on March 29, 2019, which was $129.68.
3. Represents the cost of providing medical and dental benefits during applicable severance period.
4. Represents 175% of base salary.
5. If Maximum Performance for applicable PSUs is reached, the value would increase by $3,912,770.
6. Represents two times the bonus paid for the fiscal year prior to the fiscal year of termination.

Chief Innovation Officer, Vice Chairman of the Board, Strategic Advisor to the CEO and Head of the Polo Ralph Lauren Foundation - David Lauren

	Cash Severance - Base Salary	Cash Severance - Bonus	Vesting of Equity Awards[2]	Continuation of Other Benefits & Perquisites	Total
By the Company for Just Cause/by the Executive	$ 0	$ 0	$ 0	$ 0	$ 0
By the Company Without Just Cause[1]	$ 850,000	$ 0	$ 0	$ 0	$ 850,000
Death or Disability	$ 0	$ 0	$ 1,518,553[3]	$ 0	$ 1,518,553
Change in Control with Termination	$ 850,000	$ 0	$ 1,852,608	$ 0	$2,702,608

1. In the event of a termination by the Company without just cause, we would continue to pay Mr. D. Lauren his base salary for one year.
2. Represents the value associated with the acceleration or continuation (as the case may be) of the vesting of equity awards. In the case of PSUs and PRSUs the value was based on the NYSE closing price of Class A Common Stock on March 29, 2019, which was $129.68 and, in the case of options, was based on the difference between such closing price and the exercise price of the option.
3. If Maximum Performance for applicable PSUs is reached, the value would increase by $523,972.



PAY RATIO DISCLOSURE

As required by the Dodd-Frank Wall Street Reform and Consumer Protection Act, the following disclosure provides the relationship of the annual total compensation of our median employee to the annual total compensation of our CEO, Mr. Louvet. The following ratio, as of our last completed fiscal year, is a reasonable estimate calculated in a manner consistent with SEC rules which permit the use of estimates, assumptions, and adjustments, and is based on the following methodology.

- The annual total compensation of the median employee, other than Mr. Louvet, was $22,787.

- Mr. Louvet's annual total compensation was $13,851,684.

- The ratio of the annual total compensation of Mr. Louvet to the median of the annual total compensation of our employees is estimated to be 608 to 1.

Determination of the Median Employee

In 2018, we selected February 28, 2018 as the date on which to determine our median employee. At that time, including all full-time, part-time, temporary, and seasonal employees, our workforce was comprised of 23,381 employees in 27 countries globally. None of the permitted exemptions under the SEC rules were used. We determined the estimated median based upon total cash received and selected a small group of employees around this estimated median. We then chose a median employee whom we felt was reasonably representative of our median employee.

Under the SEC's rules, a company is required to identify its median employee only once every three years so long as there have been minimal changes to its employee population or employee compensation arrangements that the company reasonably believes would not have a meaningful impact on its pay ratio. We believe that we have not had any such changes in Fiscal 2019 that would have impacted our pay ratio. However, due to a material change in annual compensation of our median employee from Fiscal 2018, we have substituted a similarly situated employee as permitted by SEC rules.

Our employees work in various locations, with a large portion of employees in stores on a part-time or seasonal basis. These roles are critical to our business as they allow us the flexibility to best address our customer demands. At the Company, it is important to provide flexible work opportunities for our employees, so they can balance work with other life commitments.

We utilized annualized total cash received as compiled from our payroll records to identify the median employee. Annualized total cash received includes wages, bonuses, commissions, and overtime paid. Compensation in foreign currencies was converted to USD based on exchange rates used in our financial reporting.

Calculation of Annual Total Compensation

For purposes of the pay ratio, both the CEO and median employee's annual total compensation were calculated consistent with the disclosure requirements under the Summary Compensation Table.



CERTAIN RELATIONSHIPS AND TRANSACTIONS

WRITTEN RELATED PARTY TRANSACTIONS POLICY

We have adopted a written related party transactions policy detailing the policies and procedures relating to transactions which may present actual, potential, or perceived conflicts of interest and may raise questions as to whether such transactions are consistent with the best interests of us and our stockholders. The Nominating Committee must review and approve or ratify any deemed related party transaction proposed to be entered into by our executive officers or directors.

Under our related party transactions policy, any relationship, arrangement or transactions between us and (i) a director, (ii) an executive officer, (iii) a person known by us to be a beneficial owner of more than 5% of our Common Stock, or (iv) a person known by us to be an immediate family member of any of the foregoing (each of the foregoing clauses (i)-(iv) a "Related Party"), is deemed to be a related party transaction. Under our related party transactions policy, the following transactions are not deemed to be a related party transaction:

- Any transaction that involves the providing of compensation to a director or executive officer for his or her services in that capacity.

- Any transaction in which the aggregate amount involved is expected to be less than $120,000.

- Any transaction between us and any entity in which a Related Party has a relationship solely as an employee (other than an executive officer), director or beneficial owner of less than 10% of such entity's equity, if the aggregate amount involved does not exceed the greater of $1 million or 2% of the other entity's total annual revenues.

- Any transaction where the Related Party's interest arises solely from the ownership of our Common Stock and all holders of our Common Stock receive the same benefit on a pro-rata basis (e.g., dividends).

- Any transaction with a Related Party involving the rendering of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority.

- Any transaction with a Related Party involving services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture or similar services.

REGISTRATION RIGHTS AGREEMENT

We and certain of the Lauren Family Members (as defined below) are parties to a Registration Rights Agreement entered into on June 9, 1997 pursuant to which the Lauren Family Members have certain demand registration rights in respect of shares of Class A Common Stock (including the shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock held by them). The Lauren Family Members may make a demand to register their shares once every nine months. The Lauren Family Members also have an unlimited number of piggyback registration rights in respect of their shares. The piggyback registration rights allow the holders to include all or a portion of the shares of Class A Common Stock issuable upon conversion of their shares of Class B Common Stock under any registration statement filed by us, subject to certain limitations.

We are required to pay all expenses (other than underwriting discounts and commissions of the Lauren Family Members and taxes payable by the Lauren Family Members) in connection with any demand registration, as well as any registration pursuant to the exercise of piggyback rights. We must also indemnify the Lauren Family Members and any underwriters against certain liabilities, including liabilities arising under the Securities Act of 1933, as amended.

As used in this Proxy Statement, the term "Lauren Family Members" includes only the following persons: (i) Ralph Lauren and his estate, guardian, conservator or committee; (ii) the spouse of Mr. R. Lauren and her estate, guardian, conservator or committee; (iii) each descendant of Mr. R. Lauren (a "Lauren Descendant") and their respective estates, guardians, conservators or committees; (iv) each Family Controlled Entity (as defined below); and (v) the trustees, in their respective capacities as such, of each Lauren Family Trust (as defined below). The term "Family Controlled Entity" means (i) any not-for-profit corporation if at least a majority of its board of directors is composed of Mr. R. Lauren, Mr. R. Lauren's spouse and/or Lauren Descendants; (ii) any other corporation if at least a majority of the value of its outstanding equity is owned



by Lauren Family Members; (iii) any partnership if at least a majority of the economic interest of its partnership interests are owned by Lauren Family Members; and (iv) any limited liability or similar company if at least a majority of the economic interest in the company is owned by Lauren Family Members. The term "Lauren Family Trust" includes trusts, the primary beneficiaries of which are Mr. R. Lauren, Mr. R. Lauren's spouse, Lauren Descendants, Mr. R. Lauren's siblings, spouses of Lauren Descendants and their respective estates, guardians, conservator or committees and/or charitable organizations, provided that if the trust is a wholly charitable trust, at least a majority of the trustees of such trust consist of Mr. R. Lauren, the spouse of Mr. R. Lauren and/or Lauren Family Members.

OTHER AGREEMENTS, TRANSACTIONS, AND RELATIONSHIPS

In connection with the reorganization that preceded our initial public offering in June 1997, we and our stockholders entered into a stockholders' agreement (the "Stockholders' Agreement") which sets forth certain voting and other agreements for the period prior to completion of the initial public offering. All of the provisions of the Stockholders' Agreement terminated upon completion of the initial public offering, except for certain provisions relating to certain tax matters with respect to our predecessor entities, certain restrictions on transfers of shares of Common Stock and indemnification and exculpation provisions.

We have entered into indemnification agreements with each of our directors and certain executives. The indemnification agreements require, among other things, that we indemnify our directors and some executives against certain liabilities and associated expenses arising from their service as our directors and executives and reimburse certain related legal and other expenses. In the event of our change in control (as defined therein), we will, upon request by an indemnitee under the agreements, create and fund a trust for the benefit of such indemnitee sufficient to satisfy reasonably anticipated claims for indemnification.

Under our Code of Business Conduct and Ethics, all of our employees and officers are required to promptly report any potential relationships, actions, or

transactions, including those involving immediate family members, which reasonably could be expected to give rise to a conflict of interest to their manager and our legal department. In addition, employees who intend to seek additional employment of any kind while remaining our employee are required to notify their managers of their interest and obtain approval from them before accepting such other employment. Our directors are required to disclose any actual or potential conflicts of interest to the Executive Chairman of the Board and our General Counsel. All directors are required to recuse themselves from any Board discussion or decision affecting their personal, business, or professional interests.

In connection with our adoption of the "RRL" trademarks, pursuant to an agreement with us, Mr. R. Lauren retained the royalty-free right to use as trademarks "Ralph Lauren," "Double RL" and "RRL" in perpetuity in connection with, among other things, beef and living animals. The trademarks "Double RL" and "RRL" are currently used by the Double RL Company, an entity wholly owned by Mr. R. Lauren. In addition, Mr. R. Lauren has reserved the right to engage in personal projects involving non-Company related film or theatrical productions through RRL Productions, Inc., a company wholly-owned by Mr. R. Lauren.

Jerome Lauren, the brother of Mr. R. Lauren, served as our Executive Vice President of Men's Design until September 2016. Pursuant to the terms of J. Lauren's separation agreement and release, he received $4,260,000 in cash severance payments through the end of his severance period, of which $462,500 was paid in Fiscal 2017, $925,000 was paid in Fiscal 2018, and $2,872,500 was paid in Fiscal 2019. Beginning in October 2016, the Company engaged J. Lauren as a consultant. In his role as a consultant to the Company, J. Lauren was compensated by the Company in the approximate amount of $925,080 in Fiscal 2019 in exchange for services rendered. Mr. D. Lauren, our Chief Innovation Officer, Vice Chairman of the Board, Strategic Advisor to the CEO and Head of The Polo Ralph Lauren Foundation, is Mr. R. Lauren's son. Information regarding Mr. D. Lauren's compensation and stock-based awards may be found under the "Executive Compensation Matters" section of this Proxy Statement.



(PROPOSAL 2) RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board has appointed Ernst & Young LLP ("Ernst & Young") as our independent registered public accounting firm to audit our financial statements and our subsidiaries for Fiscal 2020. A resolution will be presented at the meeting to ratify their appointment.

Ernst & Young has served continuously as our auditors since 2008. All services provided by Ernst & Young, our independent registered public accounting firm for Fiscal 2019, have been reviewed with the Audit Committee to confirm that the performance of such services was consistent with the regulatory requirements for auditor independence.

Independent Auditor Fees

The Audit Committee has adopted a policy governing the pre-approval by the Audit Committee of all services, audit and non-audit, to be provided to us by our independent registered public accounting firm. Under the policy, the Audit Committee has generally pre-approved the provision by our independent registered public accounting firm of specific audit, audit-related, tax and other non-audit services, subject to the fee limits established from time to time by the Audit Committee, as being consistent with auditor independence. The provision of all other services, and all generally pre-approved services in excess of the applicable fee limits, by the independent registered public accounting firm must be specifically pre-approved by the Audit Committee on a case-by-case basis. Our Chief Financial Officer is required to determine if any request or application for services proposed to be performed by the independent registered public accounting firm has the general pre-approval of the Audit Committee, and the Audit Committee must be updated at each regularly scheduled meeting of the generally pre-approved services performed by the independent registered public accounting firm since the Audit Committee's last regularly scheduled meeting. Requests or applications to provide services that require the specific

pre-approval of the Audit Committee must be submitted to the Audit Committee by both the independent registered public accounting firm and our Chief Financial Officer, and both must advise the Audit Committee as to whether, in their view, the request or application is consistent with the SEC's rules on auditor independence. The Audit Committee may delegate either type of pre-approval authority to one or more of its members, and has currently delegated such authority to the Audit Committee's Chair. All pre-approved decisions made by the delegated member or members must be reported to the full Audit Committee at its next scheduled meeting.

The Audit Committee approves the professional services rendered for us by Ernst & Young, including associated fees and the general reimbursement by the Company for expenses incurred in connection with these services. Aggregate fees for professional services rendered for us by Ernst & Young for Fiscal 2019 and Fiscal 2018 were:

	Fiscal 2019	Fiscal 2018
Audit fees	$ 4,615,100	$ 4,445,000
Audit-related fees	1,469,600	1,145,200
Tax fees	2,407,700	2,208,500
All other fees	—	—
Total	$ 8,492,400	$ 7,798,700

- **Audit Fees.** Audit fees are fees billed for professional services for the audit of our annual financial statements and internal control over financial reporting. Audit fees also include fees billed for professional services for the review of financial statements included in our Quarterly Reports on Form 10-Q and for services that are normally provided in connection with statutory and regulatory filings or engagements.

- **Audit-related Fees.** Audit-related fees are fees billed for assurance and related services that are related to the performance of the audit or review of our financial statements. These services include employee benefit plan audits, contractually agreed-upon audits, accounting consultations and due diligence services.

- **Tax Fees.** Tax fees are fees billed for tax advice and consulting, tax compliance and tax due diligence services.



- **All Other Fees.** All other fees are fees billed for any services that did not constitute audit fees, audit-related fees or tax fees. No such services were provided to us in Fiscal 2019 or Fiscal 2018.

Representatives from Ernst & Young will be present at the meeting, will have the opportunity to make a statement and will be available to respond to appropriate questions by stockholders.

The affirmative vote of a majority of the total votes cast at the 2019 Annual Meeting and entitled to vote is needed to ratify Ernst & Young's appointment. If the stockholders do not ratify the appointment of Ernst & Young, the selection of the independent auditor will be reconsidered by the Audit Committee of the Board.

OUR BOARD RECOMMENDS A VOTE FOR THE PROPOSAL TO RATIFY THE APPOINTMENT OF ERNST & YOUNG AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2020.



(PROPOSAL 3)
ADVISORY VOTE ON EXECUTIVE COMPENSATION

In accordance with Section 14A of the Exchange Act and the related rules of the SEC, a resolution will be presented at the 2019 Annual Meeting to enable our stockholders to approve, on a discretionary and non-binding basis, the compensation of our NEOs and our compensation philosophy, policies and practices as disclosed in the "Compensation Discussion and Analysis," the accompanying compensation tables, and the related narrative disclosure in this Proxy Statement.

This proposal, commonly known as a Say-on-Pay proposal, gives our stockholders the opportunity to express their views on our NEOs' compensation. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our NEOs and the philosophy, policies, and practices described in this Proxy Statement. Accordingly, you may vote on the following resolution at the 2019 Annual Meeting:

> "RESOLVED, that the stockholders approve, on an advisory basis, our NEOs' compensation and our compensation philosophy, policies and practices as described in the "Compensation Discussion and Analysis" and the tabular disclosure regarding each NEO's compensation (together with the accompanying narrative disclosure) in the Proxy Statement for this meeting."

In considering their vote, stockholders are encouraged to read the "Compensation Discussion and Analysis," the accompanying compensation tables, and the related narrative disclosure. Although this vote is advisory, and therefore nonbinding, the Board and the Compensation Committee expect to take into account the outcome of the vote when considering future executive compensation decisions, to the extent that they can determine the cause or causes of any significant negative voting results.

As described in detail under "Compensation Discussion and Analysis," our compensation programs are designed to motivate our executives to achieve excellent results for us. We believe that our compensation program, with our balance of base salary, performance-based cash bonuses, and performance conditions for equity awards, encourages and rewards sustained performance that is aligned with long-term stockholder interests.

OUR BOARD RECOMMENDS A VOTE FOR THE PROPOSAL, ON AN ADVISORY BASIS, APPROVING THE COMPENSATION OF OUR NEOs AND OUR COMPENSATION PHILOSOPHY, POLICIES, AND PRACTICES AS DESCRIBED HEREIN.



(PROPOSAL 4)
PROPOSAL TO ADOPT THE 2019 LONG-TERM STOCK INCENTIVE PLAN

GENERAL

On May 16, 2019, the Board of Directors of the Company (the "Board") adopted the Company's 2019 Long-Term Stock Incentive Plan (the "2019 Stock Incentive Plan"), a copy of which is attached to this Proxy Statement as Appendix C, subject to stockholder approval at the Annual Meeting. The 2019 Stock Incentive Plan will replace the Ralph Lauren Corporation 2010 Amended and Restated Long-Term Stock Incentive Plan (the "2010 Stock Incentive Plan") under which the Company currently awards equity compensation to officers, employees, and non-employee directors. The Board recommends a vote **FOR** the approval of the 2019 Stock Incentive Plan.

REASONS WHY YOU SHOULD VOTE IN FAVOR OF THE APPROVAL OF THE 2019 STOCK INCENTIVE PLAN

The Board of Directors recommends a vote for the approval of the 2019 Stock Incentive Plan because it believes the plan is in the best interests of the Company and its stockholders and contains features that are consistent with sound corporate governance practices, including the following:

- **No "evergreen" provision.** The number of shares of our Class A Common Stock available for issuance under the 2019 Stock Incentive Plan is fixed and will not adjust based upon the number of shares outstanding. We currently expect the number of shares authorized for issuance under the 2019 Stock Incentive Plan will be sufficient to provide for future awards for approximately four years, at which time we expect to ask our stockholders to approve an additional share authorization.

- **Will not be excessively dilutive to our stockholders.** Subject to adjustment, the maximum number of shares of our Class A Common Stock authorized for issuance under the 2019 Stock Incentive Plan is 1,200,000 shares, plus the number of shares that remain available for issuance under the 2010 Stock Incentive Plan as of the date of stockholder approval of the 2019 Stock Incentive Plan that are not already subject to outstanding awards under the 2010 Stock Incentive Plan. In the event that shares subject to outstanding awards under the 2010 Stock Incentive Plan are forfeited, expire or otherwise terminate without the issuance of such shares, such shares will become available for issuance under the 2019 Stock Incentive Plan. If the 2019 Stock Incentive Plan is approved by stockholders, no new awards will be granted under the 2010 Stock Incentive Plan. Shares delivered in full or partial payment of the exercise price of any award or of any tax withholding obligation in respect of awards under the 2019 Stock Incentive Plan or the 2010 Stock Incentive Plan, will be deducted from the number of shares delivered to a participant for purposes of determining the number of shares acquired pursuant to the 2019 Plan.



The following table show information regarding outstanding options and full-value awards as of June 3, 2019, the record date for the Annual Meeting, under the Company's 2010 Stock Incentive Plan.

Outstanding Options (#)	Weighted Average Exercise Price ($)	Weighted Average Remaining Years of Contractual Life (#)	Unvested Full Value Awards (#)
798,715	162.37	1.3	2,266,751*

* Includes restricted stock units and performance share units granted at target.

As of June 3, 2019, there were 2,829,044 shares that remained available for issuance under the 2010 Stock Incentive Plan that are not already subject to outstanding awards under the 2010 Stock Incentive Plan.

The following table illustrates the potential dilutive impact of the additional shares of Class A Common Stock ("Shares") being requested under the 2019 Stock Incentive Plan:

SHARE AUTHORIZATION (SHARES IN MILLIONS)

	Total Shares Available	Equity Dilution: Percent of Shares Outstanding[2]
Shares available for future awards as of June 3, 2019[1]	2.83	3.7%
Requested increase to shares available in the 2019 Stock Incentive Plan	1.20	1.6%
Shares available for future awards if the 2019 Stock Incentive Plan is approved	4.03	5.2%

(1) Reflects shares available under the 2010 Stock Incentive Plan.
(2) As of June 3, 2019, there were approximately 77.3 million shares of Common Stock outstanding.

The following table provides information regarding our annual "burn rate" (see footnote 3 to the table below) for the past three fiscal years:

BURN RATE (SHARES IN MILLIONS)

Fiscal Year	Awards Granted[1]	Basic Weighted Average Number of Common Shares Outstanding[2]	Burn Rate[3]
2019	0.86	80.6	1.1%
2018	0.89	81.7	1.1%
2017	1.04	82.7	1.3%

(1) Includes stock options, restricted stock, RSUs, performance-based stock awards. For performance-based stock awards, the amount includes the number of shares actually delivered due to performance achievement or market conditions.
(2) As reported in the Company's financial statements filed with the Annual Report on Form 10-K for Fiscal 2019.
(3) Burn rate is equal to the number of (Awards Granted)/ (Basic Weighted Average Number of Common Shares Outstanding).

- **Stock option exercise prices and stock appreciation right ("SAR"), grant prices will not be lower than the fair market value on the grant date.** The 2019 Stock Incentive Plan prohibits granting stock options with exercise prices and SARs with strike prices lower than the fair market value of a share of our Common Stock on the grant date, except in connection with the issuance or assumption of awards in connection with certain mergers, consolidations, acquisitions of property or stock or reorganizations.

- **No repricing or exchange without stockholder approval.** The 2019 Stock Incentive Plan prohibits the repricing of outstanding stock options or SARs (or the cancelling of stock options or SARs in exchange for other awards or cash that would cause the stock options or SARs to not qualify for equity accounting treatment) without stockholder approval, except in connection with certain corporate transactions involving the Company.



- **Minimum vesting and performance period requirements.** The 2019 Stock Incentive Plan provides that any restricted stock awards and certain other stock-based awards that vest solely on the basis of the Participant's continued employment with or provision of service to the Company (other than stock options and SARs) granted under the plan will vest no more rapidly than ratably over a three-year period after the grant date, and performance-based stock-based awards will have a minimum performance period of one year, in each case except with respect to 5% of the shares authorized under the 2019 Stock Incentive Plan. For stock options and SARs, awards shall not provide for the vesting of any portion of the award before the (1) year anniversary of the date of the grant.

- **Double Trigger Accelerated Vesting.** The 2019 Stock Incentive Plan provides that, in the event of a change in control (as defined in the 2019 Stock Incentive Plan), the vesting of outstanding awards does not accelerate unless the participant's employment is subsequently terminated either without "cause" or for "good reason" (each as defined in the 2019 Stock Incentive Plan) within 12 months following the change in control.

- **"Clawback" provisions.** The 2019 Stock Incentive Plan contains "clawback" provisions, which provide that a named executive officer's rights with respect to an award shall be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of certain specified events, including termination for cause, material violation of material written policies of the Company, or breach of noncompetition, confidentiality, or other restrictive covenants. In addition, if, as a result of a named executive officer's intentional misconduct or gross negligence, the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, the named executive officer may be required to promptly reimburse the Company for certain payments or gains realized by the named executive officer.

If the holders of a majority of the common stock of the Company present in person or represented by proxy and entitled to vote at the Annual Meeting of Stockholders approve the 2019 Stock Incentive Plan, the

2019 Stock Incentive Plan, will become effective and no further grants of awards will be made under the 2010 Stock Incentive Plan. If such approval by the Company's stockholders is not obtained, the 2010 Stock Incentive Plan will continue as it currently exists, the 2019 Stock Incentive Plan will never become effective, and the purpose of the 2019 Stock Incentive Plan to promote the interests of the Company and its stockholders, as set forth below, may not be achieved.

SUMMARY OF THE 2019 STOCK INCENTIVE PLAN FEATURES

The following summary of the material features of the 2019 Stock Incentive Plan, is qualified in its entirety by reference to the specific language of 2019 Stock Incentive Plan.

- **Purpose.** The purpose of the 2019 Stock Incentive Plan is to promote the interests of the Company and its stockholders by (i) attracting and retaining exceptional directors, officers, employees and third-party service providers of the Company and its subsidiaries; (ii) motivating such individuals by means of performance-related incentives to achieve longer-range performance goals; and (iii) enabling such individuals to participate in the long-term growth and financial success of the Company.

- **Administration.** The 2019 Stock Incentive Plan provides that it will be administered by a committee (the "Committee") which will either be the full Board or a committee of two or more members of the Board designated by the Board to administer the 2019 Stock Incentive Plan, each of whom is required to be a "Non-Employee Director" (within the meaning of Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") to the extent Rule 16b-3 is applicable to the Company and the 2019 Stock Incentive Plan; provided, that the Committee may delegate to one or more officers of the Company the authority to grant awards to participants who are not officers or directors of the Company subject to Section 16 of the Exchange Act and to make certain determinations under the 2019 Stock Incentive Plan. The mere fact that a Committee member fails to qualify as a Non-Employee Director or outside director (within the meaning of Rule 16b-3) will not invalidate any award made by the Committee which award is otherwise validly made



under the 2019 Stock Incentive Plan. The Compensation & Organizational Development Committee of the Board currently serves as the Committee. The Committee will have the authority to determine the terms and conditions of any agreements evidencing any awards granted under the 2019 Stock Incentive Plan and to adopt, alter and repeal rules, guidelines, and practices relating to the 2019 Stock Incentive Plan. The Committee will have full discretion to administer and interpret the 2019 Stock Incentive Plan and to adopt such rules, regulations and procedures as it deems necessary or advisable and to determine, among other things, the time or times at which the awards may be exercised and whether and under what circumstances an award may be exercised.

- **Effective Date.** The 2019 Stock Incentive Plan will become effective as of August 1, 2019, subject to obtaining the stockholder approval requested in this proposal.

- **Eligibility.** Any director, officer, employee or third party service provider (who is a natural person) of the Company or any of its subsidiaries is eligible to be designated a participant under the 2019 Stock Incentive Plan. The Committee has the sole and complete authority to determine who will be granted awards under the 2019 Stock Incentive Plan. As of June 3, 2019, we had 11 non-employee directors, 6 officers, and approximately 1,075 employees eligible for a stock award (out of approximately 24,300 employees). Third party service providers do not receive awards pursuant to our current equity practice and the number of third party services fluctuates from time-to-time.

- **Number of Authorized Shares and Types of Awards.** The 2019 Stock Incentive Plan authorizes the grant of awards to participants with respect to a maximum of the sum of (a) the number of shares of the Company's Class A Common Stock remaining available for issuance under the 2010 Stock Incentive Plan as of the date of stockholder approval of the 2019 Stock Incentive Plan that are not subject to outstanding awards under the 2010 Stock Incentive Plan plus (b) 1,200,000 (such sum is referred to as the "Absolute Share Limit"), subject to adjustment to avoid dilution or enlargement of intended benefits in the event of certain significant corporate events, which awards may be made in the

form of (i) nonqualified stock options ("NSOs"); (ii) stock options intended to qualify as incentive stock options under Section 422 of the Code ("ISOs"); (iii) SARs; (iv) restricted stock and/or restricted stock units; (v) performance awards (being other awards denominated in Shares and valued in accordance with the achievement of performance goals established by the Committee) and (vi) other stock based awards (being awards denominated in Shares other than those described above); provided, that;

- – the maximum number of Shares with respect to which Awards may be granted to any non-employee director of the Company in any fiscal year may not exceed a number for which the total grant-date fair value of those Awards, when added to such Participant's cash compensation for that fiscal year, exceeds $750,000 in total compensation for such Participant in that fiscal year;

- – the maximum number of Shares with respect to which stock options and SARs may be granted to any participant in the 2019 Stock Incentive Plan in any fiscal year may not exceed 1,000,000.

In addition, with respect to the Shares reserved for issuance under the 2019 Stock Incentive Plan, no Shares in excess of the maximum reserve may be issued in the form of incentive stock options. The market value of the Shares is $113.38 (the NYSE closing price of the Shares as of June 18, 2019, the latest practicable date).

The 2019 Stock Incentive Plan would maintain the limits with respect to awards granted to certain individuals. If any Shares covered by an award granted under the 2019 Stock Incentive Plan are forfeited, or if an award granted under the Plan has expired, terminated or been canceled for any reason whatsoever (other than by reason of exercise or vesting), then the Shares covered by such award shall again be, or shall become, Shares with respect to which awards may be granted hereunder. In addition, Shares delivered in full or partial payment of any tax withholding obligation, shall be deducted from the number of Shares delivered to the Participant pursuant to such award for purposes of determining the number of Shares acquired pursuant to the Plan; provided, that notwithstanding the foregoing, in no event shall any of the following Shares again be made available for issuance in respect of awards under the Plan: (i) Shares not issued



or delivered as a result of the net settlement of an outstanding SAR or option; (ii) Shares used to pay the exercise price, strike price or withholding taxes in respect of an outstanding SAR or option; or (iii) Shares repurchased on the open market with the proceeds of the exercise price of an option.

- **Change in Capitalization.** If there is a change in the Company's corporate capitalization in the event of a stock or extraordinary cash dividend, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split up, split-off, spin-off, consolidation or other relevant change in capitalization or applicable law or circumstances, such that the Committee determines that an adjustment is necessary or appropriate, then the Committee can make adjustments in a manner that it deems equitable.

- **Awards Available for Grant.** The Committee may grant awards of non-qualified stock options, incentive (qualified) stock options, SARs, restricted stock awards, restricted stock units, performance awards or other stock based awards or any combination of the foregoing.

- **Minimum Vesting Schedule.** Except with respect to a maximum of 5% of the Shares authorized under the 2019 Stock Incentive Plan, any awards (other than an option or SAR) that are settled in Shares (each, a "Full Value Award") and that vest solely on the basis of the participant's continued employment with or provision of service to the Company will not provide for vesting that is any more rapid than annual pro-rata vesting over a three year period, and any Full Value Awards that vest upon the attainment of performance goals shall provide for a performance period of at least twelve months. The vesting of Full Value Awards may only be accelerated upon death, disability (as defined in the 2019 Stock Incentive Plan), retirement, or other termination of employment or services of the participant, or a change of control (as defined in the 2019 Stock Incentive Plan). If any Shares covered by an award granted under the 2019 Stock Incentive Plan, or to which such an award relates, are forfeited, or if an award has expired, terminated or been canceled for any reason whatsoever (other than by reason of exercise or vesting), or if Shares are used to pay the exercise price of a stock option or to pay any required tax withholding, then such

Shares will again be, or will become, Shares with respect to which awards may be granted under the 2019 Stock Incentive Plan. In addition, Shares delivered (either directly or by means of attestation or withholding) in full or partial payment of the exercise price of any award or of any tax withholding obligation, shall be deducted from the number of Shares delivered to the participant pursuant to such award for purposes of determining the number of Shares acquired pursuant to the 2019 Stock Incentive Plan.

- **Stock Options/SARs.** Awards made under the 2019 Stock Incentive Plan will be subject to such terms, including vesting and exercise price (which shall be no less than Fair Market Value (as defined in the 2019 Stock Incentive Plan) of a Share as of the date of grant with respect to NSOs and SARs) if applicable, as may be determined by the Committee and specified in the applicable award agreement or thereafter; provided, that ISOs will be subject to terms and conditions that comply with such rules as may be prescribed by Section 422 of the Code. In addition, stock options and SARs granted under the 2019 Stock Incentive Plan will have a maximum term of ten years. No dividend equivalents will be payable in respect of outstanding options or SARs. Payment in respect of the exercise of an option granted under the 2019 Stock Incentive Plan may be made in cash, or its equivalent, or (i) by tendering Shares (including by means of attestation of ownership of a sufficient number of Shares in lieu of actual delivery of such Shares to the Company) valued at fair market value at the time the option is exercised, which are not the subject of any pledge or other security interest or which have such other characteristics, if any, as may be determined by the Committee or (ii) subject to such rules as may be established by the Committee, through delivery of irrevocable instructions to a broker to sell the Shares being acquired upon exercise of the option and to deliver promptly to the Company an amount equal to the aggregate exercise price, or by a combination of the foregoing, provided that the combined value of all cash and cash equivalents and the fair market value of such Shares so tendered to the Company as of the date of such tender is at least equal to the aggregate exercise price of the option.



- **Restricted Stock and Restricted Stock Unit Awards.** The Committee will be authorized to award restricted stock and restricted stock units under the 2019 Stock Incentive Plan, subject to the terms and conditions established by the Committee. Restricted stock and restricted stock units are non-transferable and subject to such other restrictions determined by the Committee for a specified period. Subject to the restrictions set forth any applicable award agreement, a holder of restricted stock generally will have the rights and privileges of a stockholder, including without limitation the right to vote the restricted stock. Restricted stock units will be paid in cash, Shares, other securities, or other property, as determined in the sole discretion of the Committee, upon the lapse of the restrictions or otherwise in accordance with the applicable award agreement. Dividends paid on any Shares of restricted stock may be paid directly to the participant, withheld by the Company subject to vesting of the restricted Shares, or may be reinvested in additional Shares of restricted stock or in additional restricted stock units, as determined by the Committee in its sole discretion.

- **Other Stock-Based Awards.** The Committee will be authorized to grant performance awards (a right denominated in cash or Shares, valued in accordance with the achievement of such performance goals during such performance periods as the Committee shall establish) and other stock-based awards (an award of Shares or denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Shares, which may provide for dividends or dividend equivalents, payable in cash, Shares, other securities or other property on a current or deferred basis; provided that no dividend equivalents will be payable in respect of outstanding unearned awards subject to performance conditions (other than or in addition to the passage of time), although dividend equivalents may be accumulated and paid after such awards are earned and become payable or distributable. The Committee in its discretion may reduce or eliminate any individual's or group of individuals' Performance Awards at any time prior to the vesting date regardless of whether the Performance Award achieved its performance goals.

- **Transferability.** Each award, and each right under any award, will be exercisable only by the participant during the participant's lifetime, or, if permissible under applicable law, by the participant's guardian or legal representative, and no award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a participant otherwise than by will or by the laws of descent and distribution. Any such purported assignment, alienation, pledge, attachment, sale, transfer, or encumbrance will be void and unenforceable against the Company or any affiliate; provided, that the designation of a beneficiary will not constitute an assignment, alienation, pledge, attachment, sale, transfer, or encumbrance. Notwithstanding the foregoing, the Committee has the discretion under the 2019 Stock Incentive Plan to provide that options granted under the 2019 Stock Incentive Plan that are not intended to qualify as incentive stock options may be transferred without consideration to certain family members or trusts, partnerships or limited liability companies whose only beneficiaries or partners are the original grantee and/or such family members.

- **Effect of Termination of Employment or Service within 12 months Following a Change in Control.** In the event that a participant's employment with the Company is terminated by the Company without "cause" (as defined in the 2019 Stock Incentive Plan) or the participant resigns for "good reason" (as defined in the 2019 Stock Incentive Plan), in each case, within 12 months following a "change of control" (as defined in the 2019 Stock Incentive Plan), any outstanding awards then held by participants which are unexercisable or otherwise unvested will automatically be deemed exercisable or otherwise vested, as the case may be, as of immediately prior to such termination of employment; provided, that in the event the vesting or exercisability of any award would otherwise be subject to the achievement of performance conditions, a portion of any such award that shall become fully vested and immediately exercisable shall be based on (a) actual performance through the date of termination as determined by the Committee or (b) if the Committee determines that measurements of actual performance cannot be reasonably assessed, the assumed achievement of target performance as determined by the Committee.



- **Amendment and Termination.** The Board may amend, alter, suspend, discontinue, or terminate the 2019 Stock Incentive Plan or any portion thereof at any time; provided, that no such amendment, alteration, suspension, discontinuation or termination (i) will be made without stockholder approval if such approval is necessary to comply with any tax or regulatory requirement, (ii) may adversely affect the rights of any participant with respect to awards previously granted under the 2019 Stock Incentive Plan without such participant's consent and (iii) no material revision to the 2019 Stock Incentive Plan will be made without stockholder approval. A "material revision" will include, without limitation: (1) a material increase in the number of Shares available under the 2019 Stock Incentive Plan (other than an increase solely to reflect a reorganization, stock split, merger, spin-off or similar transaction); (2) an expansion of the types of awards available under the 2019 Stock Incentive Plan; (3) a material expansion of the class of employees, directors or other service providers eligible to participate in the plan; (4) a material extension of the term of the 2019 Stock Incentive Plan; (5) a material change to the method of determining the exercise price of options or strike price of SARs under the 2019 Stock Incentive Plan; and (6) the deletion or limitation of any provision prohibiting repricing of options or SARs. In addition, the Committee may waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any award previously granted or the associated award agreement, prospectively or retroactively; provided that any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would impair the rights of any participant or any holder or beneficiary of any award previously granted shall not to that extent be effective without the consent of the affected participant, holder or beneficiary; and provided, further, that, without stockholder approval, except as otherwise permitted in the case of certain changes or capitalization or corporate transactions, (x) no amendment or modification may reduce the exercise price of any option or strike price of any SAR, (y) the Committee may not cancel any outstanding option or SAR and replace it with a new option or SAR (with a lower exercise price or strike price, as the case may be) or other award or cash in a manner which would either be reportable on the Company's proxy statement as options which have been repriced, or cause any option or SAR to not qualify for equity accounting treatment and (z) the Committee may not take any other action which is considered a "repricing" for purposes of the stockholder approval rules of any applicable stock exchange on which the securities of the Company are listed. The 2019 Stock Incentive Plan will expire on the tenth anniversary of the effective date. Further, notwithstanding any provision of the Plan to the contrary, except as set forth in the provision below, the Committee shall not exercise discretion to accelerate vesting of any Award granted under the Plan in a manner that contravenes the minimum vesting provisions of Section 4(e); provided, however, that, notwithstanding any provision of the Plan to the contrary, the Committee shall have the authority, in its discretion, to provide for accelerated vesting, exercisability and distribution of any Awards held by a Participant under the Plan in the event of the Participants' death or disability. Notwithstanding the foregoing, a change in tax treatment of an Option shall not be deemed to materially impair the rights of the Participant.

U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general summary of the material U.S. federal income tax consequences of the grant and exercise and vesting of awards under the 2019 Stock Incentive Plan and the disposition of Shares acquired pursuant to the exercise or settlement of such awards and is intended to reflect the current provisions of the Code and the regulations thereunder. This summary is not intended to be a complete statement of applicable law, nor does it address foreign, state and local and payroll tax considerations. Moreover, the U.S. federal income tax consequences to any particular participant may differ from those described herein by reason of, among other things, the particular circumstances of such participant. **For these reasons, Participants are urged to consult their own tax advisors with respect to the consequences of their participation in the 2019 Stock Incentive Plan.**

- **Options.** No income will be realized by a participant upon grant of a NSO. Upon the exercise of a NSO, the participant will realize ordinary compensation



income in an amount equal to the excess, if any, of the fair market value of the underlying Shares over the option exercise price (the "Spread") at the time of exercise. The Spread will be deductible by the Company for U.S. federal income tax purposes. The Participant's tax basis in the underlying Shares acquired through the exercise of a NSO will equal the exercise price plus the amount taxable as compensation to the participant. Upon the sale of the Shares received by the participant upon exercise of the NSO, any gain or loss is generally long-term or short-term capital gain or loss, depending on the holding period. The Participant's holding period for Shares acquired pursuant to the exercise of a NSO will begin on the date of exercise of such option.

Pursuant to currently applicable rules under Section 16(b) of the Exchange Act, the grant of an option (and not its exercise) to a person who is subject to the reporting and short-swing profit provisions under Section 16 of the Exchange Act (a "Section 16 Person") begins the six-month period of potential short-swing liability. The taxable event for the exercise of an option that has been outstanding at least six months ordinarily will be the date of exercise. If an option is exercised by a Section 16 Person within six months after the date of grant, however, taxation ordinarily will be deferred until the date which is six months after the date of grant, unless the person has filed a timely election pursuant to Section 83(b) of the Code to be taxed on the date of exercise. Under current rules promulgated under Section 16(b) of the Exchange Act, the six month period of potential short-swing liability may be eliminated if the option grant (i) is approved in advance by the Company's board of directors (or a committee composed solely of two or more Non-Employee Directors) or (ii) is approved in advance, or subsequently ratified by the Company's stockholders no later than the next annual meeting of stockholders. Consequently, the taxable event for the exercise of an option that satisfies either of the conditions described in clauses (i) or (ii) above will be the date of exercise.

The Code requires that, for treatment as an ISO, Shares acquired through the exercise of an ISO cannot be disposed of before the later of (i) two years from the date of grant of the option, or (ii) one year from the date of exercise. ISO holders will generally incur no U.S.

federal income tax liability at the time of grant or upon exercise of such options. However, the spread at exercise will be an "item of tax preference" which may give rise to "alternative minimum tax" liability for the taxable year in which the exercise occurs. If the participant does not dispose of the Shares before two years following the date of grant and one year following the date of exercise, the difference between the exercise price and the amount realized upon disposition of the Shares will constitute long-term capital gain or loss, as the case may be. Assuming both holding periods are satisfied, no deduction will be allowed to the Company for U.S. federal income tax purposes in connection with the grant or exercise of an ISO. If, within two years following the date of grant or within one year following the date of exercise, the holder of Shares acquired through the exercise of an ISO disposes of such Shares, the participant will generally realize ordinary compensation income at the time of such disposition equal to the difference between the exercise price and the lesser of the fair market value of the Share on the date of initial exercise or the amount realized on the subsequent disposition of the Shares, and such amount will generally be deductible by the Company for U.S. federal income tax purposes, subject to the possible limitations on deductibility under Sections 280G and 162(m) of the Code for compensation paid to executives designated in those Sections. Finally, if an otherwise qualifying ISO becomes first exercisable in any one year for Shares having a value in excess of $100,000 (based on the grant date value), the portion of the ISO in respect of such excess Shares will be treated as a NSO for U.S. federal income tax purposes.

The payment by a participant of the exercise price, in full or in part, with previously acquired Shares will not affect the tax treatment of the exercise described above. No gain or loss generally will be recognized by the participant upon the surrender of the previously acquired Shares to the Company, and the Shares received by the participant, equal in number to the previously surrendered Shares, will have the same tax basis as the Shares surrendered to the Company and will have a holding period that includes the holding period of the Shares surrendered. The value of the Shares received by the participant in excess of the number of Shares surrendered to the Company will be taxable ordinary compensation income to the participant. Such additional Shares will have a tax basis



equal to the fair market value of such additional Shares as of the date ordinary income is realized, and will have a holding period that begins on the date ordinary compensation income is realized.

- **SARs**. No income will be realized by a participant upon the grant of a SAR. Upon the exercise of a SAR a participant who receives a cash payment will realize ordinary compensation income in an amount equal to the full amount of such payment. If the participant receives Shares upon the exercise of a SAR, the participant will realize ordinary compensation income equal to the excess of the fair market value of the Shares on the date of exercise over the amount paid for such Shares. In either case, the amount of ordinary compensation income to the participant will be deductible by the Company for U.S. federal income tax purposes. If the participant receives Shares upon the exercise of a SAR, the participant's tax basis in the Shares will be equal to the amount taxable as compensation to the participant. Upon the sale of the Shares acquired through the exercise of a SAR, any gain or loss is generally long-term or short-term capital gain or loss, depending on the holding period. The participant's holding period for Shares acquired pursuant to the exercise of a SAR will begin on the date of exercise of such SAR.

- **Restricted Stock.** A participant will generally not be subject to tax upon the grant of an award of restricted stock unless the participant otherwise elects to be taxed at the time of grant pursuant to Section 83(b) of the Code. On the date an award of restricted stock becomes transferable or is no longer subject to a substantial risk of forfeiture, the participant will realize taxable compensation equal to the excess of the fair market value of the Shares on that date over the amount the participant paid for such Shares, if any, unless the participant made an election under Section 83(b) of the Code to be taxed at the time of grant. (Special rules apply to the receipt and disposition of restricted shares received by officers and directors who are subject to Section 16(b) of the Exchange Act.) The participant will have a tax basis in the Shares equal to the amount the participant paid for such Shares plus the amount taxable as compensation to the participant. Upon the sale of the Shares, any gain or

loss is generally long-term or short-term capital gain or loss, depending on the holding period. The amount of taxable compensation to the participant will be deductible by the Company for U.S. federal income tax purposes. subject to the possible limitations on deductibility under Sections 280G and 162(m) of the Code for compensation paid to executives designated in those Sections.

- **Restricted Stock Units**. A participant generally will not be subject to tax upon the grant of a restricted stock unit award. A participant who receives a cash payment pursuant to a restricted stock unit will realize taxable compensation equal to the full amount of such payment. If a participant receives Shares pursuant to a restricted stock unit award, the participant will have taxable compensation equal to the excess of the fair market value of the Shares on that date over the amount the participant paid for such Shares. (Special rules apply to the receipt and disposition of Shares received by officers and directors who are subject to Section 16(b) of the Exchange Act.) The participant will have a tax basis in the Shares equal to the amount the participant paid for such Shares plus the amount taxable as compensation to the participant. Upon the sale of the Shares, any gain or loss is generally long-term or short-term capital gain or loss, depending on the holding period. The amount of taxable compensation to the participant will be deductible by the Company for U.S. federal income tax purposes subject to the possible limitations on deductibility under Sections 280G and 162(m) of the Code for compensation paid to executives designated in those Sections.

New Plan Benefits. The number of Shares that will actually be awarded under the 2019 Stock Incentive Plan is not currently determinable. Generally, awards to be granted in the future under the 2019 Stock Incentive Plan are at the discretion of the Committee. Although annual target equity values are provided in the respective employment agreements of Mr. R. Lauren, Mr. Louvet, Ms. Nielsen, and Ms. Hermann, as well as our non-employee directors, it is not possible to determine the benefits or amount they would receive under the 2019 Stock Incentive Plan. As such, it is not possible to determine the benefits or the amounts to be received



under the 2019 Stock Incentive Plan by the Company's officers, employees, or third party service providers. The following table sets forth the target grant value that will be received by or allocated to each of the following under the 2019 Stock Incentive Plan by contract. Other future awards that may be granted in the discretion of the Committee are not determinable.

New Plan Benefits Table
Ralph Lauren Corporation 2019 Long-Term Stock Incentive Plan

Name and Position	Dollar Value ($)	Number of Units
Ralph Lauren, Executive Chairman and Chief Creative Officer	11,000,000	See footnote[1]
Patrice Louvet, President and CEO	7,500,000	See footnote[1]
Jane Nielsen, COO and CFO	3,000,000	See footnote[1]
Valerie Hermann, Brand Group President	2,500,000	See footnote[1]
David Lauren, Chief Innovation Officer, Vice Chairman of the Board, Strategic Advisor to the CEO and Head of the Polo Ralph Lauren Foundation	—	—
All current executive officers as a group	—	—
Non-management director group	1,540,000	See footnote[2]
Non-executive officer employee group	—	—

(1) Mr. R. Lauren's employment agreement provides for an annual stock award grant with an aggregate target grant date fair market value of $11 million, of which 100% shall consist of PSUs; Mr. Louvet's employment agreement provides for an expected annual stock award grant with a total value of $7.5 million; Ms. Nielsen's employment agreement provides for an annual stock award grant with a total value of $3 million; and Ms. Hermann's employment agreement provides for an annual stock award grant with a total value of $2.5 million. However, the Compensation & Organizational Development Committee of the Board has the authority, in its good faith discretion, to determine/reduce the actual amount of the awards to Ms. R. Lauren and Ms. Louvet and Ms. Nielsen and Ms. Hermann, and thus are not definitively determinable at this time.

(2) Each non-employee director receives an annual equity award with a target equity value of $140,000, delivered in the form of Restricted Stock Units of Class A Common Stock.

EQUITY COMPENSATION PLAN INFORMATION

The table below sets forth the following information as of March 30, 2019, regarding compensation plans under which the Company's equity securities are authorized for issuance:

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of such outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	3,491,022[1]	$162.53[2]	2,858,998[3]
Equity compensation plans not approved by security holders	—	—	—
Total	3,491,022	$162.53	2,858,998

(1) Consists of 843,329 options to purchase shares of our Class A common stock and 2,656,693 restricted stock units that are payable solely in shares of Class A common stock (including 458,641 service-based restricted stock units that have fully vested but for which shares have not yet been delivered as of March 30, 2019). Does not include 10,224 outstanding restricted shares that are subject to forfeiture.



(2) Represents the weighted-average exercise price of the outstanding stock options.

(3) All of the securities remaining available for future issuance set forth in column (c) may be in the form of options, stock appreciation rights, restricted stock, restricted stock units, performance awards, or other stock-based awards under the Company's 1997 Stock Incentive Plan and 2010 Incentive Plan (the "Plans"). An additional 10,224 outstanding shares of restricted stock granted under the Company's Plans that remain subject to forfeiture are not reflected in column (c).

REQUIRED VOTE

Under relevant New York Stock Exchange rules relating to approval of equity compensation plans, approval of the 2019 Stock Incentive Plan will require the affirmative vote of a majority of the votes cast on this Proposal, provided that the total votes cast on the Proposal represent over 50% in interest of all securities entitled to vote on the Proposal. Applicable Treasury Regulations require the affirmative vote of a majority of the votes cast on the issue at the Annual Meeting to

approve the performance based provisions of the 2019 Stock Incentive Plan.

OUR BOARD RECOMMENDS A VOTE FOR THE PROPOSAL TO APPROVE THE 2019 STOCK INCENTIVE PLAN. PROXIES RECEIVED BY THE BOARD OF DIRECTORS WILL BE SO VOTED UNLESS STOCKHOLDERS SPECIFY A CONTRARY CHOICE IN THEIR PROXIES.



QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING

Why did I receive these proxy materials?

You received these proxy materials because you were a stockholder of the Company on June 3, 2019, the record date (the "Record Date") for the Annual Meeting of the Company's Stockholders to be held on August 1, 2019 (the "2019 Annual Meeting" or "Meeting"). At the 2019 Annual Meeting, stockholders will be asked to vote on several items of business. Since it is not practical or convenient for all stockholders to participate in our live Meeting webcast, our Board of Directors (the "Board") is seeking your proxy to vote on these matters.

How do I participate in the Company's 2019 Annual Meeting of Stockholders?

This year, the 2019 Annual Meeting will be conducted exclusively virtually via live webcast at www.virtualshareholdermeeting.com/RL2019, (the "Annual Meeting Website"), in a fashion similar to our prior in-person meetings. We are committed to our Strategic Plan to "Lead with Digital" and our sustainability and citizenship goals, and believe a virtual stockholders meeting best encompasses these objectives while also ensuring access for all stockholders. For the first time, all stockholders, regardless of size, resources or physical location, eligible to attend the 2019 Annual Meeting will be able to participate via webcast and will be able to communicate with us and ask questions before and during the Meeting.

How can I ask questions during the Meeting?

As part of the Annual Meeting, we will hold a live webcast Q&A session, during which we intend to answer all questions submitted before or during the Meeting in accordance with the Meeting's Rules of Conduct (available on the Annual Meeting Website) which are pertinent to the Company and the Meeting matters, as time permits. Consistent with our prior in-person annual meetings, all questions submitted in accordance with the Rules of Conduct will be generally addressed in the order received and we limit each stockholder to one question in order to allow us to answer questions from as many stockholders as possible. Answers to any such questions that are not addressed during the Meeting will

be published following the meeting on http://investor.ralphlauren.com. Questions and answers will be grouped by topic and substantially similar questions will be grouped and answered once. Questions regarding personal matters, including general economic, political, or product questions, that are not directly related to the business of the Company are not pertinent to Meeting matters and therefore will not be answered. If there are matters of individual concern to a stockholder and not of general concern to all stockholders, or if a question posed was not otherwise answered, we provide an opportunity for stockholders to contact us separately after the Meeting through our Investor Relations website http://investor.ralphlauren.com.

Questions may be submitted prior to the Meeting at www.proxyvote.com or you may submit questions in real time during the Meeting using our Annual Meeting Website. Please note that stockholders will need their unique control number which appears on their Internet Notice, the proxy card (printed in the box and marked by the arrow), and the instructions that accompanied the proxy materials in order to access these sites. Beneficial stockholders who do not have a control number may gain access to the meeting by logging into their broker, brokerage firm, bank, or other nominee's website and selecting the shareholder communications mailbox to link through to the Meeting. Instructions should also be provided on the voting instruction card provided by your broker, bank, or other nominee.

We want to be sure that all our stockholders are afforded the same rights and opportunities to participate as they would at an in-person meeting, so all of our board members and executive officers are expected to join the Meeting and be available for questions, and we are committed to acknowledging each relevant question we receive pursuant to our Rules of Conduct (available on the Annual Meeting Website). If you are eligible to attend the 2019 Annual Meeting, but cannot submit your question using www.proxyvote.com or the Annual Meeting Website, please contact our Investor Relations Department at (212) 813-7868 for accommodations.

What can I do if I need technical assistance during the Meeting?

If you encounter any difficulties accessing the virtual Meeting webcast, please call the technical support number that will be posted on the Annual Meeting Website log-in page.



If I can't participate in the live Meeting webcast, can I vote or listen to it later?

You may vote your shares electronically before the meeting by visiting *www.proxyvote.com* and following the instructions on your proxy card. You do not need to access the Meeting webcast to vote if you submitted your vote via proxy in advance of the Meeting. An audio replay of the Meeting, including the questions answered during the meeting, will be available on *http://investor.ralphlauren.com* until the 2020 Annual Meeting of Stockholders. Additional information about how to vote your shares and participate in our Meeting webcast can be found in the General Information section of this proxy statement.

What is the "Notice and Access" model and why did the Company elect to use it?

We are making the proxy materials available to stockholders on the Internet under the Securities and Exchange Commission's ("SEC") Notice and Access model. On or about June 21, 2019, we will mail to all stockholders a Notice of Internet Availability of Proxy Materials ("Notice of Internet Availability") in lieu of mailing a full printed set of the proxy materials. Accordingly, our proxy materials are first being made available to our stockholders on our website, *http://investor.ralphlauren.com*, on or about June 21, 2019. The Notice of Internet Availability includes instructions for accessing the proxy materials and voting by telephone or on the Internet. You will also find instructions for requesting a full printed set of the proxy materials in the Notice of Internet Availability.

We believe the electronic method of delivery under the Notice of Internet Availability model will decrease postage and printing expenses, expedite delivery of proxy materials to you and reduce our environmental impact, and we encourage you to take advantage of the availability of the proxy materials on the Internet. If you received the Notice of Internet Availability but would like to receive a full printed set of the proxy materials in the mail, you may follow the instructions in the Notice of Internet Availability for requesting such materials.

How can I get electronic access to the proxy materials?

The Notice of Internet Availability will provide you with instructions for viewing our proxy materials for the 2019 Annual Meeting on the Internet using *www.proxyvote.com* and requesting that we send proxy materials to you by email. The proxy materials are also available on our website at *http://investor.ralphlauren.com* or on our Annual Meeting Website

Who is entitled to vote?

Only holders of record of shares of our Class A Common Stock and Class B Common Stock (together, the "Common Stock") at the close of business on the Record Date are entitled to notice of, and to vote at, the 2019 Annual Meeting and adjournments or postponements thereof. The presence, in person or by proxy, of the holders of one-third of the total number of shares of Common Stock outstanding on the Record Date will constitute a quorum for the transaction of business at the 2019 Annual Meeting.

On the Record Date, there were 51,898,908 outstanding shares of Class A Common Stock and 25,381,280 outstanding shares of Class B Common Stock. Except for the election of directors, the Class A Common Stock and Class B Common Stock vote together as a single class on all matters presented for the consideration of our stockholders, with each share of Class A Common Stock entitled to one vote and each share of Class B Common Stock entitled to ten votes. The Class A Common Stock is publicly traded on the New York Stock Exchange ("NYSE") under the symbol "RL." The Class B Common Stock is owned by Ralph Lauren and entities owned by, or established for the benefit of, Mr. R. Lauren, or members of his family.

What is the difference between a "stockholder of record" and a stockholder who holds stock in "street name?"

If you hold shares of the Company directly in your name with our transfer agent, Computershare, you are a "stockholder of record" or "registered stockholder." The Notice of Internet Availability has been sent directly to you by the Company or by our representative.

If you own your shares indirectly through a broker, bank, or other financial institution, your shares are said to be held in "street name." Technically, your bank or broker will vote those shares. In this case, the Notice of Internet Availability has been forwarded to you by your broker, bank, other financial institution, or other designated representative. Through this process, your bank or broker collects voting instructions from all of its customers who hold shares of the Company and then submits those votes to us.



What are broker discretionary voting and broker non-votes?

For shares held in "street name," when a broker or bank does not receive voting instructions from its customers, the question arises whether the broker or bank nonetheless has the discretion to vote those shares.

For routine matters, the NYSE gives brokers and banks the discretion to vote, even if they have not received voting instructions from their customers or the "beneficial owners" of such shares. In this Proxy Statement, only the ratification of our independent registered public accounting firm, Ernst & Young LLP ("Ernst & Young") (Proposal 2), is a matter considered routine by the NYSE.

For non-routine matters, the NYSE prohibits brokers and banks from casting votes on behalf of the beneficial owners if they have not received voting instructions. When the bank or broker is unable to vote under these rules, it reports the number of unvoted shares to us as "broker non-votes." In this Proxy Statement, the election of directors (Proposal 1), the advisory vote on executive compensation (Proposal 3), and the approval of the 2019 Long-Term Stock Incentive Plan (Proposal 4) are matters considered non-routine by the NYSE. As a result, on each of these items, if you hold your shares in street name, your shares will be voted only if you give instructions to your bank or broker.

What are my voting options and what vote is needed to pass the proposals included in this Proxy Statement?

Only votes cast "FOR" a nominee will be counted in the election of directors. Votes that are withheld with respect to one or more nominees will result in those nominees receiving fewer votes but will not count as a vote against the nominees. You have the right to vote "FOR" or "AGAINST," or to "ABSTAIN" from voting in connection with Proposals 2, 3 and 4. The following table summarizes each proposal, the Board's recommendation, the affirmative vote required for approval and whether broker discretionary voting is allowed.

Proposal Number	Proposal	Board Recommendation	Affirmative Vote Required for Approval	Broker Discretionary Voting Allowed
1	**Election of Directors:** • Four directors (the "Class A Directors") will be elected by a plurality vote of the shares of Class A Common Stock present in person or by proxy at the 2019 Annual Meeting and eligible to vote. • 10 directors (the "Class B Directors") will be elected by a plurality vote of the shares of Class B Common Stock present in person or by proxy at the 2019 Annual Meeting and eligible to vote.	**FOR ALL**	Plurality vote	No
2	Ratification of the appointment of Ernst & Young as our independent registered public accounting firm for Fiscal 2020.	**FOR**	Majority of votes cast	Yes
3	Approval, on an advisory basis, of the compensation of our named executive officers and our compensation philosophy, policies and practices.	**FOR**	Majority of votes cast	No
4	Approval of the 2019 Long-Term Stock Incentive Plan.	**FOR**	Majority of votes cast	No



How will broker non-votes and abstentions be counted?

Broker non-votes and abstentions are counted for purposes of determining whether a quorum is present. Only "FOR" and "AGAINST" votes are counted for purposes of determining the votes cast in connection with each proposal. Therefore, broker non-votes and abstentions will not be counted as a vote "FOR" the election of directors in Proposal 1 and will have no effect on determining whether the affirmative vote constitutes a majority of the votes cast with respect to Proposals 3 and 4 and, in the case of abstentions, Proposal 2. Because brokers are entitled to vote on Proposal 2, we do not anticipate any broker non-votes with respect to this proposal.



ADDITIONAL MATTERS

PROXY PROCEDURE AND EXPENSES OF SOLICITATION

We will retain an independent tabulator to receive and tabulate the proxies and independent inspectors of election to certify the results.

All expenses incurred in connection with the solicitation of proxies will be borne by us. We will reimburse brokers, fiduciaries, custodians and other nominees for their costs in forwarding proxy materials to beneficial owners of Common Stock held in their names.

Solicitation may be undertaken by mail, telephone, personal contact or other similar means by our directors, officers, and employees without additional compensation. In addition, we have engaged the firm of Okapi Partners to assist in the solicitation of proxies for the Meeting and will pay Okapi Partners a fee of approximately $20,000, plus reimbursement of out-of-pocket expenses. The address of Okapi Partners is 1212 Avenue of the Americas, 24th Floor, New York, New York 10036. If you need assistance in completing your proxy card or voting by telephone or on the Internet, or have questions regarding the 2019 Annual Meeting of Stockholders, please contact Okapi Partners at (212) 297-0720 or by email at info@okapipartners.com.

STOCKHOLDER PROPOSALS FOR THE 2020 ANNUAL MEETING OF STOCKHOLDERS

Stockholders intending to present a proposal at the 2020 Annual Meeting of Stockholders and have it included in our proxy statement for that meeting must submit the proposal in writing to Ralph Lauren Corporation, Attention: Corporate Secretary/Legal Department, 650 Madison Avenue, New York 10022. We must receive such proposals no later than February 22, 2020. It is suggested that proposals be submitted by certified mail, return receipt requested.

Stockholders intending to present a proposal at the 2020 Annual Meeting of Stockholders without inclusion of the proposal in our proxy statement, or to nominate a person for election as a director, must comply with the requirements set forth in our By-laws. The By-laws

require, among other things, that a stockholder's notice of such proposal or nomination be delivered personally or mailed to, and received at the office of the Company, addressed to the Corporate Secretary, by no earlier than 90 days and no later than 60 days before the first anniversary of the date of the prior year's annual meeting of stockholders; provided, however, if (i) the annual meeting of stockholders is advanced by more than 30 days, or delayed by more than 60 days, from the first anniversary of the prior year's annual meeting of stockholders or (ii) no annual meeting was held during the prior year, the notice must be received (x) no earlier than 90 days before such annual meeting and (y) no later than the later of 60 days before such annual meeting and the tenth day after the notice of such annual meeting was made.

A stockholder's notice to us must include the information required under our By-laws, including a full description of such proposal (including all information that would be required in connection with such proposal under the SEC's proxy rules if such proposal were the subject of a proxy solicitation and the written consent of each nominee for election to the Board named therein (if any) to serve if elected) and the name, address and number of shares of Common Stock held of record or beneficially as of the record date for such meeting by the person proposing to bring such proposal before the meeting.

Nothing in this section shall be interpreted or construed to require the inclusion of information about any stockholder proposal in our Proxy Statement.

DELIVERY OF STOCKHOLDERS' MATERIALS AND HOUSEHOLDING

You can help us to save further printing and mailing expenses by consenting to receive notices and other materials electronically. If you are a stockholder of record, you may sign up for this service by checking the appropriate box on the accompanying proxy card. If you hold your shares through a bank, broker, or other holder of record, contact the record holder for information regarding electronic delivery of materials. Your consent to electronic delivery will remain in effect until you revoke it. If you choose electronic delivery, you may incur costs, such as telephone and Internet access charges, for which you will be solely responsible.



The SEC allows us to deliver a single copy of proxy materials to an address shared by two or more stockholders, unless the stockholders instruct us to the contrary. This delivery method, referred to as "householding," can result in significant cost savings for us. We will promptly provide you another copy of these materials, without charge, upon written request to our Investor Relations Department, 650 Madison Avenue, New York, New York 10022. Our Investor Relations Department can be reached at (212) 813-7868.

Stockholders of record sharing an address who receive multiple copies of proxy materials and wish to receive a single copy of such materials in the future should submit their request to us in the same manner. If you are the beneficial owner, but not the record holder, of our shares and wish to receive only one copy of the Proxy Statement related materials in the future, you need to contact your bank, brokerage firm or other nominee to request that only a single copy of each document be mailed to all stockholders at the shared address.

OTHER BUSINESS

As of the date of this Proxy Statement, the Board knows of no matters other than those referred to in the accompanying Notice of Annual Meeting of Stockholders that may properly come before the meeting. If any stockholder proposal or other matter were to properly come before the meeting, including voting for the election of any person as a director in place of a nominee named herein who becomes unable to serve or for good cause will not serve or voting on a proposal omitted from this Proxy Statement pursuant to the rules of the SEC, all proxies received will be voted in accordance with the discretion of the proxy holders, unless a stockholder specifies otherwise in his or her proxy.

The form of proxy and the Proxy Statement have been approved by the Board and are being delivered to stockholders by its authority.

Ralph Lauren
Executive Chairman and Chief Creative Officer
New York, New York
June 21, 2019



APPENDIX A

RALPH LAUREN CORPORATION DEFINITION OF "INDEPENDENT" DIRECTORS

The Board has established these guidelines to assist it in determining whether or not directors have a material relationship with us for purposes of determining independence under the NYSE Corporate Governance Rules. In each case, the Board will broadly consider all relevant facts and circumstances and shall apply the following standards (in accordance with the guidance, and subject to the exceptions provided by, the NYSE in its Commentary to its Corporate Governance Rules where applicable).

1. **Employment and Commercial Relationships Affecting Independence.**

   A director will not be independent if: (i) the director is, or has been within the last three years, an employee of the Company or any member of the Lauren Group; (ii) an immediate family member of the director is, or has been within the last three years, an executive officer of the Company; (iii) (A) the director or an immediate family member is a current partner of a firm that is the Company's internal or external auditor; (B) the director is a current employee of such a firm; (C) the director has an immediate family member who is a current employee of such a firm and who participates in the firm's audit, assurance or tax compliance (but not tax planning) practice; or (D) the director or an immediate family member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on the listed Company's audit within that time; (iv) the director has received, or has an immediate family member who has received, during any 12 month period within the last three years, more than $120,000 in direct compensation from the Company or any member of the Lauren Group, other than (x) director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service) and (y) compensation received by an immediate family member for service as an employee of the Company

(other than as an executive officer); (v) the director or an immediate family member of the director is, or has been within the last three years, employed as an executive officer of another company where any of the Company's present executive officers at the same time serves or served on that company's compensation committee; or (vi) the director is a current employee, or an immediate family member of the director is a current executive officer, of a company that makes payments to, or receives payments from, the Company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million or 2% of such other company's consolidated gross revenues.

In addition, a director will not be independent if his or her spouse, parent, sibling, or child is employed by us.

2. **Relationships Not Deemed to Impair Independence.**

   Subject to Section (1) above, the following relationships are not deemed to be material relationships that would impair a director's independence.

   Non-management Directors. The director is a non-management director of another company that does business with us.

   Commercial Relationships. The director is an employee or executive officer, or an immediate family member of the director is an executive officer, of another company that does business with us; provided in either case that:

   (i) such business was entered into in the ordinary course of our business and on substantially the same terms as those prevailing at the time for comparable business with unaffiliated third parties; and

   (ii) termination of the relationship in the normal course of business would not reasonably be expected to have a material adverse effect on the financial condition, results of operations or business of the other company.

   Tax-Exempt Organization Relationships. The director (or an immediate family member of the director) serves as a director, officer, or trustee of a tax-exempt organization, and the Company's



discretionary charitable contributions to the organization do not exceed the greater of $1 million or 2% of the organization's aggregate annual charitable receipts during the organization's preceding fiscal year. (Any automatic matching by the Company of employee charitable contributions are not included in the Company's contributions for this purpose.)

3. Disclosure.

For relationships that are either not covered by, or do not satisfy, these guidelines, the determination of whether the relationship is material or not, and therefore whether the director would be independent or not, shall be made by the directors satisfying all the independence guidelines set forth above. We will explain in our next proxy statement thereafter the basis for any Board determination that any such relationship was immaterial.

4. Definitions.

For purposes of these guidelines, the (i) term "immediate family member" shall have the meaning ascribed to it by the NYSE Corporate Governance Rules (including the Commentary thereto), (ii) the term "the Company" includes any entity in our consolidated group, (iii) the "Lauren Group" consists of Ralph Lauren, any member of his immediate family or any entity controlled by Ralph Lauren or members of his immediate family, and (iv) the term "executive officer" has the same meaning specified for the term "officer" in Rule 16a-1(f) under the Securities Exchange Act of 1934, as amended.



APPENDIX B

RECONCILIATION OF CERTAIN NON-U.S. GAAP FINANCIAL MEASURES*

The following tables reconcile the Company's gross profit, gross profit as a percentage of net revenues ("GM%"), selling, general, and administrative ("SG&A") expenses, SG&A as a percentage of net revenues ("SG&A%"), net income (loss) before income taxes ("NIBT"), net income (loss) per dilutive chare ("dilutive EPS"), and return on invested capital ("ROIC"), as approved by the Company's Compensation Committee for the fiscal periods presented.

	Fiscal Years Ended						
	March 30, 2019		March 31, 2018		April 1, 2017		3 Year Cumulative Dilutive EPS
	NIBT	Dilutive EPS	NIBT	Dilutive EPS	NIBT	Dilutive EPS	
	(millions)		(millions)		(millions)		
As Reported (GAAP basis)	$582.5	$ 5.27	$489.2	$ 1.97	$(104.9)	$ (1.20)	$ 6.04
Restructuring and other charges	130.1	1.26	108.0	0.90	318.6	2.67	4.83
Impairment of assets	25.8	0.25	50.0	0.42	253.8	2.54	3.21
Restructuring-related inventory charges	7.2	0.07	7.6	0.06	197.9	1.89	2.02
U.S. tax reform enactment-related charges	—	0.34	—	2.68	—	—	3.02
Reversal of income tax reserve resulting from a change in tax law	—	—	—	—	—	(0.19)	(0.19)
As Adjusted (Non-GAAP basis for press release)[a]	745.6	7.19	654.8	6.03	665.4	5.71	18.93
Other operational charges	5.7	0.06	3.7	0.04	(3.3)	(0.02)	0.08
As Adjusted (Non-GAAP basis for bonus payout)	$ 751.3	$ 7.25	$658.5	$6.07	$ 662.1	$ 5.69	$19.01

a.   Fiscal 2019, Fiscal 2018, and Fiscal 2017 adjusted balances as previously disclosed in the Company's press releases filed as Exhibit 99.1 to the Forms 8-K filed on May 14, 2019, May 23, 2018, and May 18, 2017, respectively.

---

*   Defined terms used herein are consistent with those used in the accompanying Proxy Statement.



| | Fiscal Years Ended | | | | Three Months Ended | | | | |
| | March 30, 2019 | | March 31, 2018 | | December 31, 2016 | | April 1, 2017 | | 2.5 Year Cumulative Dilutive EPS |
	NIBT	Dilutive EPS	NIBT	Dilutive EPS	NIBT	Dilutive EPS	NIBT	Dilutive EPS	
	(millions)		(millions)		(millions)		(millions)		
As Reported (GAAP basis)	$582.5	$ 5.27	$489.2	$ 1.97	$ 123.1	$0.98	$(268.5)	$(2.48)	$ 5.74
Restructuring and other charges	130.1	1.26	108.0	0.90	66.7	0.64	124.7	1.20	4.00
Impairment of assets	25.8	0.25	50.0	0.42	10.3	0.10	197.1	1.89	2.66
Restructuring-related inventory charges	7.2	0.07	7.6	0.06	14.4	0.14	48.5	0.47	0.74
U.S. tax reform enactment-related charges	—	0.34	—	2.68	—	—	—	—	3.02
Reversal of income tax reserve resulting from a change in tax law	—	—	—	—	—	—	—	(0.19)	(0.19)
As Adjusted (Non-GAAP basis for press release)[a]	745.6	7.19	654.8	6.03	214.5	1.86	101.8	0.89	15.97
Other operational charges	5.7	0.06	3.7	0.04	—	—	(1.6)	(0.01)	0.09
As Adjusted (Non-GAAP basis for compensation payout)	$ 751.3	$ 7.25	$658.5	$6.07	$214.5	$ 1.86	$ 100.2	$ 0.88	$16.06

a. Fiscal 2019, Fiscal 2018, Fiscal 2017 (including the three months ended April 1, 2017), and the three months ended December 31, 2016 adjusted balances as previously disclosed in the Company's press releases filed as Exhibit 99.1 to the Forms 8-K filed on May 14, 2019, May 23, 2018, May 18, 2017, and February 2, 2017, respectively.

| | Fiscal Years Ended | | | | | | | | |
| | March 30, 2019 | | | | | March 31, 2018 | | |
	Net Revenue	Gross Profit	GM%	SG&A Expenses	SG&A%	Net Revenues	Gross Profit	GM%
	(millions)			(millions)		(millions)		
As Reported (GAAP basis)	$6,313.0	$3,886.0	61.6%	$ (3,168.3)	50.2%	$6,182.3	$ 3,751.7	60.7%
Restructuring-related inventory charges	—	7.2	0.1%	—	—	—	7.6	0.1%
Marketing and advertising expenses	—	—	—	272.8	-4.3%	—	—	—
Other operational charges	—	—	—	2.7	-0.1%	—	—	—
As Adjusted (Non-GAAP basis)	$6,313.0	$3,893.2	61.7%	$(2,892.8)	45.8%	$6,182.3	$3,759.3	60.8%



	Fiscal Year Ended March 30, 2019			
	Net Income	**Inventories**	**P&E**[a]	**ROIC%**[b]
	(millions)			
As Reported (GAAP basis)	$430.9	$ 817.8	$1,039.2	
Restructuring and other charges[c]	130.1	—	11.6	
Impairment of assets	25.8	—	25.8	
Restructuring-related inventory charges	7.2	7.2	—	
Income tax provision[d]	(6.5)	—	—	
As Adjusted (Non-GAAP basis)	$ 587.5	$825.0	$1,076.6	30.9%

a. P&E = Property & Equipment, Net
b. ROIC% is calculated as Net Income divided by (Inventories + Property & Equipment, Net)
c. Restructuring and other charges includes a loss on sale of property of $11.6 million related to the sale of one of the Company's distribution centers in North America.
d. Adjustments to the income tax provision include the impacts of U.S. tax reform enactment-related charges, as well as the tax effects of restructuring and other charges, impairment of assets, and restructuring-related inventory charges, which have been presented within this table on a pretax basis.

This Proxy Statement includes certain non-U.S. GAAP financial measures relating to the impact of charges and other items as described herein. Adjustments made during Fiscal 2019 include restructuring-related charges, impairment of assets, and certain other charges primarily related to the Company's new sabbatical leave program, depreciation expense associated with the Company's former Polo store at 711 Fifth Avenue in New York City, and its customs audit. Additionally, the Fiscal 2019 income tax provision was adjusted for the impact of U.S. tax reform enactment-related charges. Adjustments made during Fiscal 2018 include restructuring-related charges, impairment of assets, and certain other charges primarily related to depreciation expense associated with the Company's former Polo store at 711 Fifth Avenue in New York City, its customs audit, the departure of Mr. Stefan Larsson as the Company's President and Chief Executive Officer and as a member of its Board of Directors effective as of May 1, 2017, and the reversal of reserves associated with the settlement of certain non-income tax issues. Additionally, the Fiscal 2018 income tax (provision) benefit was adjusted for the impact of U.S. tax reform enactment-related charges. Adjustments made during Fiscal 2017 include restructuring-related charges, impairment of assets, and certain other charges recorded in connection with the anticipated settlement of certain non-income tax issues, and the departure of Mr. Larsson. Additionally, the Fiscal 2017 income tax benefit (provision) was adjusted for the reversal of an income tax reserve resulting from a change in tax law that impacted an interest assessment on a prior year withholding tax. Refer to the Company's Fiscal 2019, Fiscal 2018, and Fiscal 2017 Forms 10-K for additional discussion regarding these charges. The Compensation Committee also approved adjustments for certain other operational charges during Fiscal 2019, Fiscal 2018, and Fiscal 2017.

Included in this Appendix B is a reconciliation between the non-U.S. GAAP financial measures and the most directly comparable U.S. GAAP measures before and after these charges. The related tax effects were calculated using the respective statutory tax rates for each applicable jurisdiction. The Company uses non-U.S. GAAP financial measures, among other things, to evaluate its operating performance and in order to represent the manner in which the Company conducts and views its business. In addition, the Compensation Committee uses non-U.S. GAAP measures to set and certify the achievement of certain performance-based compensation goals. The Company believes that excluding items that are not comparable from period to period helps investors and others compare operating performance between two periods. While the Company considers the non-U.S. GAAP measures useful in analyzing its results, they are not intended to replace, nor act as a substitute for, any presentation included in the consolidated financial statements prepared in conformity with U.S. GAAP and may be different from non-U.S. GAAP measures reported by other companies.



APPENDIX C

2019 LONG-TERM STOCK INCENTIVE PLAN

RALPH LAUREN CORPORATION
2019 LONG-TERM STOCK INCENTIVE PLAN

SECTION 1. *PURPOSE AND HISTORY.* The purposes of this Ralph Lauren Corporation 2019 Long-Term Stock Incentive Plan are to promote the interests of the Ralph Lauren Corporation and its stockholders by (i) attracting and retaining exceptional directors, officers and other employees and third party service providers of the Company and its Subsidiaries, as defined below; (ii) motivating such individuals by means of performance-related incentives to achieve longer-range performance goals; and (iii) enabling such individuals to participate in the long-term growth and financial success of the Company. The Plan was originally adopted by the Company's Board of Directors on May 16, 2019, subject to the approval of the Company's stockholders at the Company's 2019 annual meeting of stockholders, and applies to awards granted after such approval.

SECTION 2. *DEFINITIONS.* As used in the Plan, the following terms shall have the meanings set forth below:

"*Affiliate*" shall mean (i) any Person that, directly or indirectly, is controlled by, or controls or is under common control with, the Company and (ii) any entity in which the Company has a significant equity interest, in either case as determined by the Committee.

"*Award*" shall mean any Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit Award, Performance Award or Other Stock-Based Award.

"*Award Agreement*" shall mean any agreement, contract, or other instrument or document, in any form (written or electronic) as determined by the Committee (including, without limitation, a Board or Committee resolution, an employment agreement, a notice, a certificate or a letter), evidencing any Award or the terms and conditions thereof, which may, but need not, be executed or acknowledged by a Participant.

"*Board*" shall mean the Board of Directors of the Company.

"*Cause*" shall mean in the case of a particular Award, unless the applicable Award Agreement states otherwise, (i) the Company or an Affiliate having "cause" to terminate a Participant's employment or service, as defined in any employment or consulting agreement between the Participant and the Company or an Affiliate in effect at the time of such termination or (ii) in the absence of any such employment or consulting agreement (or the absence of any definition of "Cause" contained therein): (A) failure by the Participant to perform the duties of the Participant to the Company or an Affiliate (other than due to his or her Disability), provided that such conduct shall not constitute Cause unless and until such failure by Participant to perform his or her duties has not been cured to the satisfaction of the Company, in its sole discretion, within fifteen (15) days after notice of such failure has been given by the Company to Participant; (B) an act of fraud, embezzlement, theft, breach of fiduciary duty, dishonesty, or any other misconduct or any violation of law (other than a traffic violation) committed by the Participant; (C) any action by the Participant causing damage to or misappropriation of the Company's assets; (D) the Participant's wrongful disclosure of confidential information of the Company or any of its Affiliates; (E) the Participant's breach of (x) any non-competition, non-solicitation, non-disparagement or other restrictive covenants to which he or she is subject under any employment or consulting agreement or otherwise, and/or (y) the Participant's duty of loyalty; (F) the Participant's breach of any employment policy of the Company, including, but not limited to, conduct relating to falsification of business records, violation of the Company's code of business conduct & ethics, harassment, creation of a hostile work environment, excessive absenteeism, insubordination, violation of the Company's policy on drug & alcohol use, or violent acts or threats of violence; (G) performance by the Participant of his or her employment duties in a manner deemed by the Committee, in its sole discretion, to be grossly



negligent; or (H) the commission of any act by the Participant, whether or not performed in the workplace, which subjects or, if publicly known, would be likely to subject the Company to public ridicule or embarrassment, or would likely be detrimental or damaging to the Company's reputation, goodwill, or relationships with its customers, suppliers, vendors, licensees or employees. Any determination of whether Cause exists shall be made by the Committee in its sole discretion.

"*Change in Control*" shall mean the occurrence of any of the following: (i) the sale, lease, transfer, conveyance or other disposition, in one or a series of related transactions, of all or substantially all of the assets (but in no event less than 50% in current value of assets) of the Company to any "person" or "group" (as such terms are used in Sections 12(d)(3) and 13(d)(2) of the Exchange Act other than Permitted Holders; (ii) any person or group is or becomes the "beneficial owner" (as defined in Rules 12d-3 and 12d-5 under the Exchange Act, except that a person shall be deemed to have "beneficial ownership" of all Shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50 percent of the total voting power of the voting stock of the Company, including by way of merger, consolidation or otherwise; provided, however, that for purposes of this Plan, the following acquisitions shall not constitute a Change in Control: (I) any acquisition by the Company or any Affiliate, (II) any acquisition by any employee benefit plan sponsored or maintained by the Company or any Affiliate, (III) any acquisition by one or more of the Permitted Holders, or (IV) any acquisition which complies with clauses (A), (B) and (C) of subsection (v) below; (iii) during any period of twelve (12) consecutive months, Present and/or New Directors cease for any reason to constitute a majority of the Board; (iv) the Permitted Holders' beneficial ownership of the total voting power of the voting stock of the Company falls below 30 percent and either Ralph Lauren is not nominated for a position on the Board, or he stands for election to the Board and is not elected; (v) the consummation of a reorganization, recapitalization, merger, consolidation, statutory share exchange or similar form of corporate

transaction involving the Company that requires the approval of the Company's stockholders, whether for such transaction or the issuance of securities in the transaction (a "Business Combination"), except that such event will not constitute a Change in Control if immediately following such Business Combination: (A) more than 50% of the total voting power of (x) the entity resulting from such Business Combination (the "Surviving Company"), or (y) if applicable, the ultimate parent entity that directly or indirectly has beneficial ownership of sufficient voting securities eligible to elect a majority of the members of the board of directors (or the analogous governing body) of the Surviving Company (the "Parent Company"), is represented by the Shares that were outstanding immediately prior to such Business Combination (or, if applicable, is represented by shares into which the shares of voting stock of the Company were converted pursuant to such Business Combination), and such voting power among the holders thereof is in substantially the same proportion as the voting power was among the holders of the Shares that were outstanding immediately prior to the Business Combination, (B) no person (other than any employee benefit plan sponsored or maintained by the Surviving Company or the Parent Company, or one or more Permitted Holders), is or becomes the beneficial owner, directly or indirectly, of 50% or more of the total voting power of the outstanding voting securities eligible to elect members of the board of directors of the Parent Company (or the analogous governing body) (or, if there is no Parent Company, the Surviving Company) and (C) at least a majority of the members of the board of directors (or the analogous governing body) of the Parent Company (or, if there is no Parent Company, the Surviving Company) following the consummation of the Business Combination were Board members at the time of the Board's approval of the execution of the initial agreement providing for such Business Combination; or (vi) the stockholders of the Company approve a plan of complete liquidation or dissolution of the Company.

"*Code*" shall mean the Internal Revenue Code of 1986, as amended from time to time.

"*Committee*" shall mean either (i) the Board or (ii) a committee of the Board designated by the Board to administer the Plan and composed of not less two



directors, each of whom is required to be a "Non-Employee Director" (within the meaning of Rule 16b-3) to the extent Rule 16b-3 is applicable to the Company and the Plan. If at any time such a committee has not been so designated, the Board shall constitute the Committee.

"*Company*" shall mean the Ralph Lauren Corporation, together with any successor thereto.

"*Disability*" shall mean that as a result of a Participant's incapacity due to physical or mental illness, the Participant shall have been (or the Committee reasonably determines that the Participant is reasonably likely to be) absent and unable to perform the duties of the Participant's position on a full-time basis for an entire period of six consecutive months.

"*Effective Date*" shall mean the date on which this Plan is approved by the Stockholders of the Company at the Company's 2019 annual meeting of Stockholders.

"*Exchange Act*" shall mean the Securities Exchange Act of 1934, as amended.

"*Fair Market Value*" shall mean, (A) with respect to any property other than Shares, the fair market value of such property determined by such methods or procedures as shall be established from time to time by the Committee and (B) with respect to the Shares, as of any date, (i) the mean between the high and low sales prices of the Shares (provided that the Committee may in its discretion use the closing sales price) as reported on the New York Stock Exchange for such date (or if not then trading on the New York Stock Exchange, the mean between the high and low sales price of the Shares (provided that the Committee may in its discretion use the closing sales price) on the stock exchange or over-the-counter market on which the Shares are principally trading on such date), or if, there were no sales on such date, on the closest preceding date on which there were sales of Shares or (ii) in the event there shall be no public market for the Shares on such date, the fair market value of the Shares as determined in good faith by the Committee.

"*Full Value Award*" shall mean an Award which is other than in the form of an Option or Stock Appreciation Right, and that is settled by the issuance of Shares.

"*Good Reason*" shall mean in the case of a particular Award, unless the applicable Award Agreement states otherwise, (i) the Participant having "good reason" to terminate his or her employment or service, as defined in any employment or consulting agreement between the Participant and the Company or an Affiliate in effect at the time of such termination or (ii) in the absence of any such employment or consulting agreement (or the absence of any definition of "good reason" contained therein), Good Reason shall not apply to such Participant.

"*Incentive Stock Option*" shall mean a right to purchase Shares from the Company that is granted under Section 6 of the Plan and that meets the requirements of Section 422 of the Code or any successor provision thereto.

"*New Directors*" shall mean any directors whose election by the Board or whose nomination for election by the stockholders of the Company was approved by a vote of a majority of the directors of the Company who, at the time of such vote, were either Present Directors or New Directors but excluding any such individual whose initial assumption of office occurs solely as a result of an actual or threatened proxy contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board.

"*Non-Qualified Stock Option*" shall mean a right to purchase Shares from the Company that is granted under Section 6 of the Plan and that is not an Incentive Stock Option.

"*Option*" shall mean an Incentive Stock Option or a Non-Qualified Stock Option.

"*Other Stock-Based Award*" shall mean any right granted under Section 10 of the Plan.

"*Participant*" shall mean any Person eligible to receive an Award under Section 5 of the Plan and selected by the Committee to receive an Award under the Plan.

"*Performance Award*" shall mean any right granted under Section 9 of the Plan.

"*Permitted Holders*" shall mean, as of the date of determination, (i) any and all of Ralph Lauren, his spouse, his siblings and their spouses, and



descendants of any of them (whether natural or adopted) (collectively, the "Lauren Group") and (ii) any trust established and maintained primarily for the benefit of any member of the Lauren Group and any entity controlled by any member of the Lauren Group.

"*Person*" shall mean any individual, corporation, partnership, association, joint-stock company, trust, unincorporated organization, government or political subdivision thereof or other entity.

"*Plan*" shall mean this Ralph Lauren Corporation 2019 Long-Term Stock Incentive Plan.

"*Present Directors*" shall mean individuals who at the beginning of any one year period were members of the Board.

"*Prior Plan*" shall mean the Ralph Lauren Corporation 2010 Long-Term Stock Incentive Plan, as amended.

"*Restricted Stock*" shall mean any Share granted under Section 8 of the Plan.

"*Retirement*" shall mean a Participant's separation of employment or service with the Company that, as determined by the Committee or as provided for in an Award Agreement, is deemed to be a 'Retirement.'

"*Restricted Stock Unit*" shall mean any unit granted under Section 8 of the Plan.

"*Rule 16b-3*" shall mean Rule 16b-3 as promulgated and interpreted by the SEC under the Exchange Act, or any successor rule or regulation thereto as in effect from time to time.

"*SEC*" shall mean the Securities and Exchange Commission or any successor thereto and shall include the Staff thereof.

"*Shares*" shall mean the shares of Class A Common Stock of the Company, $.01 par value, or such other securities of the Company (i) into which such common shares shall be changed by reason of a recapitalization, merger, consolidation, split-up, combination, exchange of shares or other similar transaction or (ii) as may be determined by the Committee pursuant to Section 4(b).

"*Stock Appreciation Right*" shall mean any right granted under Section 7 of the Plan.

"*Subsidiary*" shall mean (i) any entity that, directly or indirectly, is controlled by the Company and (ii) any entity in which the Company has a significant equity interest, in either case as determined by the Committee.

"*Substitute Awards*" shall have the meaning specified in Section 4(c).

"*Third Party Service Provider*" means any consultant, agent, advisor, or independent contractor who is a natural person and who renders services to the Company, a Subsidiary, or an Affiliate, that (a) are not in connection with the offer and sale of the Company's securities in a capital raising transaction, and (b) do not directly or indirectly promote or maintain a market for the Company's securities.

SECTION 3. *EFFECTIVE DATE AND ADMINISTRATION*.

(a) The Plan shall be effective as of the Effective Date. The expiration date of the Plan, on and after which date no Awards may be granted hereunder, shall be the tenth anniversary of the Effective Date; provided, however, that such expiration shall not affect Awards then outstanding, and the terms and conditions of the Plan shall continue to apply to such Awards.

(b) The Plan shall be administered by the Committee. Subject to the terms of the Plan and applicable law, and in addition to other express powers and authorizations conferred on the Committee by the Plan, the Committee shall have full power and authority to: (i) designate Participants; (ii) determine the type or types of Awards to be granted to a Participant; (iii) determine the number of Shares to be covered by, or with respect to which payments, rights, or other matters are to be calculated in connection with, Awards; (iv) determine the terms and conditions of any Award; (v) determine whether, to what extent, and under what circumstances Awards may be settled or exercised in cash, Shares, other securities, other Awards or other property, or canceled, forfeited, or suspended and the method or methods by which Awards may be settled, exercised, canceled, forfeited, or suspended; (vi) determine whether, to what extent, and under what circumstances cash, Shares, other securities, other Awards, other property, and other amounts payable with respect to an Award shall be deferred either automatically or at the election of the holder thereof or of the Committee;



(vii) interpret, administer reconcile any inconsistency, correct any default and/or supply any omission in the Plan and any instrument or agreement relating to, or Award made under, the Plan; (viii) establish, amend, suspend, or waive such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan; and (ix) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan.

(c) Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations, and other decisions under or with respect to the Plan or any Award shall be within the sole discretion of the Committee, may be made at any time and shall be final, conclusive, and binding upon all Persons, including the Company, any Affiliate, any Participant, any holder or beneficiary of any Award, and any stockholder.

(d) The mere fact that a Committee member shall fail to qualify as a "Non-Employee Director" within the meaning of Rule 16b-3 shall not invalidate any award made by the Committee which award is otherwise validly made under the Plan.

(e) No member of the Board, the Committee or any employee or agent of the Company (each such person, an "Indemnifiable Person") shall be liable for any action taken or omitted to be taken or any determination made with respect to the Plan or any Award hereunder (unless constituting fraud or a willful criminal act or omission) to the fullest extent permitted by law. Each Indemnifiable Person shall be indemnified and held harmless by the Company against and from any loss, cost, liability, or expense (including attorneys' fees) that may be imposed upon or incurred by such Indemnifiable Person in connection with or resulting from any action, suit or proceeding to which such Indemnifiable Person may be a party or in which such Indemnifiable Person may be involved by reason of any action taken or omitted to be taken or determination made under the Plan or any Award Agreement and against and from any and all amounts paid by such Indemnifiable Person with the Company's approval, in settlement thereof, or paid by such Indemnifiable Person in satisfaction of any judgment in any such action, suit or proceeding against such Indemnifiable Person, and the Company shall advance to such Indemnifiable Person any such expenses promptly upon written request (which request

shall include an undertaking by the Indemnifiable Person to repay the amount of such advance if it shall ultimately be determined as provided below that the Indemnifiable Person is not entitled to be indemnified); provided that the Company shall have the right, at its own expense, to assume and defend any such action, suit or proceeding and once the Company gives notice of its intent to assume the defense, the Company shall have sole control over such defense with counsel of the Company's choice. The foregoing right of indemnification shall not be available to an Indemnifiable Person to the extent that a final judgment or other final adjudication (in either case not subject to further appeal) binding upon such Indemnifiable Person determines that the acts or omissions or determinations of such Indemnifiable Person giving rise to the indemnification claim resulted from such Indemnifiable Person's fraud or willful criminal act or omission or that such right of indemnification is otherwise prohibited by law or by the Company's Certificate of Incorporation or By Laws. The foregoing right of indemnification shall not be exclusive of or otherwise supersede any other rights of indemnification to which such Indemnifiable Persons may be entitled under the Company's Amended and Restated Certificate of Incorporation or By Laws, as a matter of law, individual indemnification agreement or contract or otherwise, or any other power that the Company may have to indemnify such Indemnifiable Persons or hold them harmless.

(f) Notwithstanding the foregoing, the Committee may delegate, to the fullest extent permitted under the Delaware General Corporation Law or other applicable law (in a manner consistent with Section 157(c) of the Delaware General Corporation Law), to one or more officers of the Company (i) the authority to grant awards to Participants who are not officers or directors of the Company subject to Section 16 of the Exchange Act or (ii) the authority to make certain determinations permitted or required to be made by the Committee under the Plan (including, without limitation, determinations relating to the existence of Cause or Disability).

(g) Notwithstanding anything to the contrary contained in the Plan, the Board may, in its sole discretion, at any time and from time to time, grant Awards and administer the Plan with respect to such Awards. Any such actions by the Board shall be subject to the applicable rules of the New York Stock Exchange or any



other securities exchange or inter-dealer quotation system on which the Common Stock is listed or quoted. In any such case, the Board shall have all the authority granted to the Committee under the Plan.

SECTION 4. *SHARES AVAILABLE FOR AWARDS*.

(a) *SHARES AVAILABLE.* Subject to adjustment as provided in Section 4(b), the aggregate number of Shares with respect to which Awards may be granted under the Plan shall be the sum (such sum, the "Absolute Share Limit") of (a) the number of Shares remaining available for issuance as of the Effective Date under the Prior Plan that were not subject to outstanding awards under the Prior Plan plus (b) 1,200,000; the maximum amount of Awards that may be granted to any Participant who is a director of the Company but not an employee of the Company in any fiscal year may not exceed a number for which the total grant-date fair value of those Awards when added to such Participant's cash compensation for that fiscal year exceeds $750,000 in total compensation for such Participant in that fiscal year; the maximum number of Shares with respect to any Awards that may be granted to any Participant in any fiscal year shall be 1,000,000. In addition, of the Shares reserved for issuance under the Plan pursuant to this Section 4(a), no more than the Absolute Share Limit may be issued pursuant to Incentive Stock Options. If, after the Effective Date of the Plan, any Shares covered by an Award granted under the Plan or an award granted under the Prior Plan, or to which such an Award relates, are forfeited, or if an Award granted under the Plan (or an award granted under the Prior Plan) is forfeited or otherwise expires, terminates or is canceled for any reason whatsoever without the delivery of Shares, then the Shares covered by such Award (or award granted under the Prior Plan) shall again be, or shall become, Shares with respect to which Awards may be granted hereunder. In addition, Shares delivered (either directly or by means of attestation or withholding) in full or partial payment of any tax withholding obligation, shall be deducted from the number of Shares delivered to the Participant pursuant to such Award (or award granted under the Prior Plan) for purposes of determining the number of Shares acquired pursuant to the Plan; provided, that notwithstanding the foregoing, in no event shall any of the following Shares again be made available for issuance in respect of Awards under the Plan: (i) Shares not issued or delivered as a result of

the net settlement of an outstanding Stock Appreciation Right or Option; (ii) Shares used to pay the exercise price, strike price or withholding taxes in respect of an outstanding Stock Appreciation Right or Option; or (iii) Shares repurchased on the open market with the proceeds of the exercise price of an Option.

(b) *ADJUSTMENTS.* Notwithstanding any provisions of the Plan to the contrary, in the event that the Committee determines that any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Shares or other securities of the Company, issuance of warrants or other rights to purchase Shares or other securities of the Company, or other similar corporate transaction or event affects the Shares such that an adjustment is determined by the Committee in its discretion to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Committee shall, in such manner as it may deem equitable, adjust any or all of (i) the number of Shares or other securities of the Company (or number and kind of other securities or property) with respect to which Awards may be granted, (ii) the number of Shares or other securities of the Company (or number and kind of other securities or property) which may be delivered in respect of Awards or with respect to which Awards may be granted under the Plan (including without limitation adjusting any or all of the limitations in Section 4(a) of the Plan), (iii) the terms of any outstanding Award, including, without limitation, (1) the number of Shares or other securities of the Company (or number and kind of other securities or other property) subject to outstanding Awards or to which outstanding Awards relate (2) the grant or exercise price with respect to any Award or (3) any applicable performance measures, (iv) if deemed appropriate, make provision for a payment in cash, Shares, other securities or other property, or any combination thereof, to the holder of an outstanding Award in consideration for the cancellation of such Award which, in the case of Options and Stock Appreciation Rights shall equal the excess if any, of the Fair Market Value of the Shares (which if applicable may be based upon the price per Share received or to be received by other stockholders of the Company in such event) subject to such Options or Stock Appreciation



Rights over the aggregate exercise price or strike price of such Options or Stock Appreciation Rights (it being understood that, in such event, any Option or Stock Appreciation Right having a per Share exercise price or strike price equal to, or in excess of, the Fair Market Value of a Share subject thereto may be canceled and terminated without any payment or consideration therefor), and (v) accelerating the exercisability of, lapse of restrictions on, or termination of, Awards or providing for a period of time (which shall not be required to be more than ten (10) days) for Participants to exercise outstanding Awards prior to the occurrence of such event (and any such Award not so exercised shall terminate upon the occurrence of such event);

PROVIDED, however, that no such adjustment is required to the extent that the Committee determines it would subject a Participant to any additional tax imposed under Section 409A of the Code. Any adjustment in Incentive Stock Options under this Section 4(b) (other than any cancellation of Incentive Stock Options) shall be made only to the extent not constituting a "modification" within the meaning of Section 424(h)(3) of the Code, and any adjustments under this Section 4(b) shall be made in a manner which does not adversely affect the exemption provided pursuant to Rule 16b-3 under the Exchange Act. Any such adjustment shall be conclusive and binding for all purposes.

(c) *SUBSTITUTE AWARDS.* Subject to Section 11(b), Awards may, in the discretion of the Committee, be made under the Plan in assumption of, or in substitution for, outstanding awards previously granted by the Company or its Affiliates or a company acquired by the Company or with which the Company combines ("Substitute Awards"). The number of Shares underlying any Substitute Awards shall not be counted against the aggregate number of Shares available for Awards under the Plan.

(d) *SOURCES OF SHARES DELIVERABLE UNDER AWARDS.* Any Shares delivered pursuant to an Award may consist, in whole or in part, of authorized and unissued Shares, treasury Shares, Shares purchased on the open market, or by private purchase, or a combination of the foregoing. Following the Effective Date, no further awards shall be granted under any Prior Plan.

(e) *FULL VALUE AWARDS.* Except with respect to a maximum of five percent (5%) of the Shares authorized under the Plan, any Full Value Awards that vest solely on the basis of the Participant's continued employment with or provision of service to the Company shall not provide for vesting that is any more rapid than annual pro rata vesting over a three (3) year period, and any Full Value Awards that vest upon the attainment of performance goals shall provide for a performance period of at least twelve (12) months. The vesting of Full Value Awards may only be accelerated upon (i) death, Disability, Retirement or other termination of employment or service of the Participant or (ii) a Change in Control, subject to Section 11(b).

SECTION 5. *ELIGIBILITY.* Any director, officer or employee of, or Third Party Service Provider to, the Company or any of its Subsidiaries (including any prospective director, officer, employee or Third Party Service Provider) shall be eligible to be designated a Participant.

SECTION 6. *STOCK OPTIONS.*

(a) *GRANT.* Subject to the provisions of the Plan, the Committee shall have sole and complete authority to determine the Participants to whom Options shall be granted, the number of Shares to be covered by each Option, the exercise price therefor and the conditions and limitations applicable to the exercise of the Option. The Committee shall have the authority to grant Incentive Stock Options, or to grant Non-Qualified Stock Options, or to grant both types of Options. In the case of Incentive Stock Options, the terms and conditions of such grants shall be subject to and comply with such rules as may be prescribed by Section 422 of the Code, as from time to time amended, and any regulations implementing such statute. All Options when granted under the Plan are intended to be Non-Qualified Stock Options, unless the applicable Award Agreement expressly states that the Option is intended to be an Incentive Stock Option. If an Option is intended to be an Incentive Stock Option, and if for any reason such Option (or any portion thereof) shall not qualify as an Incentive Stock Option, then, to the extent of such nonqualification, such Option (or portion thereof) shall be regarded as a Non-Qualified Stock Option appropriately granted under the Plan; provided that such Option (or portion thereof) otherwise complies with the Plan's requirements relating to Non-Qualified Stock Options.



(b) *EXERCISE PRICE.* The Committee shall establish the exercise price at the time each Option is granted, which exercise price shall be set forth in the applicable Award Agreement, but shall be no less than the Fair Market Value of a Share at the date of grant.

(c) *EXERCISE.* Each Option shall be exercisable at such times and subject to such terms and conditions as the Committee may, in its sole discretion, specify in the applicable Award Agreement or thereafter. Each Option shall expire at such time as the Committee shall determine at the time of grant; provided, however, no Option shall be exercisable after the tenth anniversary of the grant date. The Committee may impose such conditions with respect to the exercise of Options, including without limitation, any relating to the application of federal or state securities laws, as it may deem necessary or advisable.

(d) *PAYMENT*. No Shares shall be delivered pursuant to any exercise of an Option until payment in full of the aggregate exercise price therefor is received by the Company. Such payment may be made (i) in cash, or its equivalent or (ii) by tendering to the Company Shares valued at Fair Market Value at the time the Option is exercised, which are not the subject of any pledge or other security interest or which have such other characteristics, if any, as may be determined by the Committee (this may include through an "attestation" procedure satisfactory to the Committee, or (iii) subject to such rules as may be established by the Committee, by instructing the Company to withhold the Shares otherwise deliverable upon exercise of the Option the number of Shares having a value equal to the exercise price being paid thereby or (iv) subject to such rules as may be established by the Committee, through delivery of irrevocable instructions to a broker to sell the Shares otherwise deliverable upon the exercise of the Option and to deliver promptly to the Company an amount equal to the aggregate exercise price, or by a combination of the foregoing, provided that the combined value of all cash and cash equivalents and the Fair Market Value of any such Shares so tendered to the Company as of the date of such tender is at least equal to such aggregate exercise price.

(e) *NOTIFICATION UPON DISQUALIFYING DISPOSITION OF AN INCENTIVE STOCK OPTION.* Each Participant awarded an Incentive Stock Option under the Plan shall notify the Company in writing immediately after the date he or she makes a disqualifying disposition of any Shares acquired pursuant to the exercise of such Incentive Stock Option. A disqualifying disposition is any disposition (including, without limitation, any sale) of any Shares acquired pursuant to any Incentive Stock Option before the later of (A) two years after the Date of Grant of the Incentive Stock Option or (B) one year after the date of exercise of the Incentive Stock Option. The Company may, if determined by the Committee and in accordance with procedures established by the Committee, retain possession, as agent for the applicable Participant, of any Shares acquired pursuant to the exercise of an Incentive Stock Option until the end of the period described in the preceding sentence, subject to complying with any instructions from such Participant as to the sale of such Shares.

(f) *MINIMUM VESTING REQUIREMENT*. Notwithstanding the foregoing, any Award of Options shall not provide for the vesting of any portion of the Award before the (1) year anniversary of the Date of the Grant of the Options. The vesting of Awards of Options may only be accelerated upon (A) death, Disability, Retirement or other termination of employment or service of the Participant or (B) a Change in Control, subject to Section 11(b).

SECTION 7. *STOCK APPRECIATION RIGHTS*.

(a) *GRANT.* Subject to the provisions of the Plan, the Committee shall have sole and complete authority to determine the Participants to whom Stock Appreciation Rights shall be granted, the number of Shares to be covered by each Stock Appreciation Right Award, the strike price thereof (which for each Stock Appreciation Right shall be no less than the Fair Market Value of a Share at the date of grant) and the conditions and limitations applicable to the exercise thereof and the other terms and conditions of such Awards. Stock Appreciation Rights may be granted in tandem with another Award, in addition to another Award, or freestanding and unrelated to another Award. Stock Appreciation Rights granted in tandem with or in addition to an Award may be granted either at the same time as the Award or at a later time.

(b) *EXERCISE AND PAYMENT.* A Stock Appreciation Right shall entitle the Participant to receive an amount equal to the excess of the Fair Market Value of a Share on the date of exercise of the Stock Appreciation Right



over the strike price thereof. The Committee shall determine whether a Stock Appreciation Right shall be settled in cash, Shares or a combination of cash and Shares.

(c) *OTHER TERMS AND CONDITIONS.* Subject to the terms of the Plan and any applicable Award Agreement, the Committee shall determine the term, methods of exercise, methods and form of settlement, and any other terms and conditions of any Stock Appreciation Right; PROVIDED, HOWEVER, that no Stock Appreciation rights shall be exercisable after the tenth anniversary of the date of its grant. The Committee may impose such conditions or restrictions on the exercise of any Stock Appreciation Right as it shall deem appropriate.

(d) *MINIMUM VESTING REQUIREMENT.* Notwithstanding the foregoing, any Award of Stock Appreciation Rights shall not provide for the vesting of any portion of the Award before the (1) year anniversary of the Date of the Grant of the Stock Appreciation Rights. The vesting of Awards of Stock Appreciation Rights may only be accelerated upon (A) death, Disability, Retirement or other termination of employment or service of the Participant or (B) a Change in Control, subject to Section 11(b).

SECTION 8. *RESTRICTED STOCK AND RESTRICTED STOCK UNITS*.

(a) *GRANT.* Subject to the provisions of the Plan, the Committee shall have sole and complete authority to determine the Participants to whom Shares of Restricted Stock and Restricted Stock Units shall be granted, the number of Shares of Restricted Stock and/or the number of Restricted Stock Units to be granted to each Participant, the duration of the period during which, and the conditions, if any, under which, the Restricted Stock and Restricted Stock Units may be forfeited to the Company, and the other terms and conditions of such Awards.

(b) *TRANSFER RESTRICTIONS.* Shares of Restricted Stock and Restricted Stock Units may not be sold, assigned, transferred, pledged or otherwise encumbered, except, in the case of Restricted Stock, as provided in the Plan or the applicable Award Agreements. Upon the grant of Restricted Stock, the Committee shall cause a stock certificate registered in

the name of the Participant to be issued or shall cause Shares to be registered in the name of the Participant and held in book-entry form subject to the Company's directions. The Committee may also require that certificates issued in respect of Shares of Restricted Stock be registered in the name of the Participant and deposited by such Participant, together with a stock power endorsed in blank, with the Company. Upon the lapse of the restrictions applicable to such Shares of Restricted Stock, the Company shall deliver such certificates to the Participant or the Participant's legal representative or otherwise deliver the Shares in a commercially reasonable manner. Subject to the restrictions set forth in this Section 8 and the applicable Award Agreement, the Participant generally shall have the rights and privileges of a stockholder as to such Restricted Stock, including without limitation the right to vote such Restricted Stock. To the extent Shares of Restricted Stock are forfeited, any stock certificates issued to the Participant evidencing such shares shall be returned to the Company, and all rights of the Participant to such Shares and as a stockholder with respect thereto shall terminate without further obligation on the part of the Company.

(c) *PAYMENT.* Each Restricted Stock Unit shall have a value equal to the Fair Market Value of a Share. Restricted Stock Units shall be paid in cash, Shares, other securities or other property, as determined in the sole discretion of the Committee, upon the lapse of the restrictions applicable thereto, or otherwise in accordance with the applicable Award Agreement. Dividends paid on any Shares of Restricted Stock may be paid directly to the Participant, withheld by the Company subject to vesting of the Restricted Shares pursuant to the terms of the applicable Award Agreement, or may be reinvested in additional Shares of Restricted Stock or in additional Restricted Stock Units, as determined by the Committee in its sole discretion.

(d) *MINIMUM VESTING REQUIREMENTS.* Notwithstanding the foregoing, (i) except as provided in Section 4(e), any Awards of Shares of Restricted Stock and/or Restricted Stock Units that are Full Value Awards and vest solely on the basis of the Participant's continued employment with or provision of service to the Company shall not provide for vesting that is any more rapid than annual pro rata vesting over a three (3) year period, and any Awards of Shares of Restricted Stock and/or Restricted Stock Units that are Full Value



Awards and vest upon the attainment of performance goals (whether or not combined with other conditions) shall provide for a performance period of at least twelve (12) months; and (ii) the vesting of Awards of Shares of Restricted Stock and/or Restricted Stock Units that are Full Value Awards may only be accelerated upon (A) death, Disability, Retirement or other termination of employment or service of the Participant or (B) a Change in Control, subject to Section 11(b).

SECTION 9. *PERFORMANCE AWARDS*.

(a) *GRANT.* The Committee shall have sole and complete authority to determine the Participants who shall receive a "Performance Award," which shall consist of a right which is (i) denominated in cash or Shares, (ii) valued, as determined by the Committee, in accordance with the achievement of such performance goals during such performance periods as the Committee shall establish, and (iii) payable at such time and in such form as the Committee shall determine.

(b) *TERMS AND CONDITIONS.* Subject to the terms of the Plan and any applicable Award Agreement, the Committee shall determine the performance goals to be achieved during any performance period, the length of any performance period, the amount of any Performance Award and the amount and kind of any payment or transfer to be made pursuant to any Performance Award. The Committee in its discretion may reduce or eliminate any individual's or group of individuals' Performance Awards at any time prior to the vesting date regardless of whether the Performance Award achieved its performance goals.

(c) *PAYMENT OF PERFORMANCE AWARDS.* Performance Awards may be paid in a lump sum or in installments following the close of the performance period or, in accordance with procedures established by the Committee, on a deferred basis.

(d) *MINIMUM VESTING REQUIREMENTS.* Notwithstanding the foregoing, (i) except as provided in Section 4(e), any Performance Awards that are Full Value Awards and vest upon the attainment of performance goals shall provide for a performance period of at least twelve (12) months; and (ii) the vesting of Performance Awards that are Full Value Awards may only be accelerated upon (A) death Disability, Retirement or other termination of

employment or service of the Participant or (B) a Change in Control, subject to Section 11(b).

SECTION 10. *OTHER STOCK-BASED AWARDS*.

(a) *GENERAL.* The Committee shall have authority to grant to Participants an "Other Stock-Based Award," which shall consist of any right which is (i) not an Award described in Sections 6 through 9 above and (ii) an Award of Shares or an Award denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Shares (including, without limitation, securities convertible into Shares), as deemed by the Committee to be consistent with the purposes of the Plan; provided that any such rights must comply, to the extent deemed desirable by the Committee, with the requirements for an exemption under Rule 16b-3 and applicable law. Subject to the terms of the Plan and any applicable Award Agreement, the Committee shall determine the terms and conditions of any such Other Stock-Based Award, including the price, if any, at which securities may be purchased pursuant to any Other Stock-Based Award granted under this Plan.

(b) *DIVIDEND EQUIVALENTS.* In the sole and complete discretion of the Committee, an Award, whether made as an Other Stock-Based Award under this Section 10 or as an Award granted pursuant to Sections 6 through 9 hereof, may provide the Participant with dividends or dividend equivalents, payable in cash, Shares, other securities or other property on a current or deferred basis; provided, that no dividend equivalents shall be payable in respect of outstanding (i) Options or Stock Appreciation Rights or (ii) unearned Awards subject to performance conditions (other than or in addition to the passage of time) (although dividend equivalents may be accumulated in respect of unearned Awards and paid at the time or after such Awards are earned and become payable or distributable).

(c) *MINIMUM VESTING REQUIREMENTS.* Notwithstanding the foregoing, (i) except as provided in Section 4(e), any "Other Stock-Based Awards" that are Full Value Awards and vest solely on the basis of the Participant's continued employment with or provision of service to the Company shall not provide for vesting that is any more rapid than annual pro rata vesting over a three (3) year period, and any "Other Stock-Based Awards" that are Full Value Awards and vest upon the



attainment of performance goals shall provide for a performance period of at least twelve (12) months; and (ii) the vesting of "Other Stock-Based Awards" that are Full Value Awards may only be accelerated for (A) death, Disability, Retirement or other termination of employment or service of the Participant or (B) a Change in Control, subject to Section 11(b).

SECTION 11. *AMENDMENT AND TERMINATION.*

(a) *AMENDMENTS TO THE PLAN.* The Board may amend, alter, suspend, discontinue, or terminate the Plan or any portion thereof at any time; provided that (a) no such amendment, alteration, suspension, discontinuation or termination shall be made without stockholder approval if such approval is necessary to comply with the listing requirement of any national securities exchange on which the Shares are then listed or any tax or regulatory requirement applicable to the Plan; and provided, further, that any such amendment, alteration, suspension, discontinuance or termination that would materially impair the rights of any Participant or any holder or beneficiary of any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant, holder or beneficiary, and (b) no material revision to the Plan shall be made without stockholder approval. A "material revision" shall mean: (i) a material increase in the number of Shares available under the Plan (other than an increase solely to reflect a reorganization, stock split, merger, spin-off or similar transaction); (ii) an expansion of the types of Awards available under the Plan; (iii) a material expansion of the class of employees, directors or other service providers eligible to participate in the Plan; (iv) a material extension of the term of the Plan; (v) a material change to the method of determining the exercise price of Options or strike price of Stock Appreciation Rights granted under the Plan; and (vi) the deletion or limitation of any provision prohibiting repricing of Options or Stock Appreciation Rights.

(b) *AMENDMENTS TO AWARDS.* The Committee may, to the extent consistent with the terms of any applicable Award Agreement, and without contravention of any mandatory provision of the Plan, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any Award theretofore granted or the associated Award Agreement, prospectively or retroactively; provided that any such waiver, amendment, alteration,

suspension, discontinuance, cancellation or termination that would materially impair the rights of any Participant or any holder or beneficiary of any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant, holder or beneficiary; and provided, further, that, without stockholder approval, except as otherwise permitted under Section 4(b), (i) no amendment or modification may reduce the exercise price of any Option or the strike price of any Stock Appreciation Right, (ii) the Committee may not cancel any outstanding Option or Stock Appreciation Right and replace it with a new Option or Stock Appreciation Right (with a lower exercise price or strike price, as the case may be) or other Award or cash in a manner which would be reportable on the Company's proxy statement as Options or Stock Appreciation Rights which have been "repriced" (as such term is used in Item 402 of Regulation S-K promulgated under the Exchange Act) and (iii) the Committee may not take any other action which is considered a "repricing" for purposes of the stockholder approval rules of any applicable stock exchange on which the securities of the Company are listed. Further, notwithstanding any provision of the Plan to the contrary, except as set forth in the provision below, the Committee shall not exercise discretion to accelerate vesting of any Award granted under the Plan in a manner that contravenes the minimum vesting provisions of Section 4(e), Section 6(f), Section 7(d), Section 8(d), or Section 10(c); provided, however, that, notwithstanding any provision of the Plan to the contrary, the Committee shall have the authority, in its discretion, to provide for accelerated vesting, exercisability and distribution of any Awards held by a Participant under the Plan in the event of the Participants' death or disability. Notwithstanding the foregoing, a change in tax treatment of an Option shall not be deemed to materially impair the rights of the Participant for purposes of this Section 11.

(c) *ADJUSTMENT OF AWARDS UPON THE OCCURRENCE OF CERTAIN UNUSUAL, NONRECURRING, OR OTHER UNANTICIPATED EVENTS.* The Committee is hereby authorized to make adjustments to the terms and conditions of, and the criteria included in, Awards (including, without limitation, the actions described in Section 4(b) hereof) in recognition of unusual, nonrecurring or other unanticipated events affecting the Company or any



Affiliate that are not reflective of normal, ongoing operations (including, without limitation, the events described in Section 4(b) hereof) or that affect the financial statements of the Company or any Affiliate, or of changes in applicable laws, rules, rulings, regulations, or other requirements of any governmental body or securities exchange or inter-deal quotation system, or accounting principles, whenever the Committee determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan.

(d) *FORFEITURE EVENTS.* For purposes of this Section 11(d), a "named executive officer" means a Participant who is a named executive officer of the Company (as defined for purposes of the executive compensation disclosure rules of the Exchange Act). The Committee may specify in an Award that a named executive officer's rights, payments, and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture, or recoupment, in the reasonable discretion of the Committee, upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events may include, but shall not be limited to, termination of the named executive officer's employment for cause, material violation of material written policies of the Company, or breach of noncompetition, confidentiality, or other restrictive covenants that may apply to the named executive officer, as determined by the Committee in its reasonable discretion. In addition, with respect to an Award, if, as a result of a named executive officer's intentional misconduct or gross negligence, as determined by the Committee in its reasonable discretion, the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, the Committee may, in its reasonable discretion, require the named executive officer to promptly reimburse the Company for the amount of any payment (whether in cash, Shares, other securities or other property) previously received by the named executive officer pursuant to any Award (or otherwise forfeit to the Company any outstanding Award) that was earned or accrued (or exercised or settled) during the twelve (12) month period following the earlier of the first public

issuance or filing with the United States SEC of any financial document embodying such financial reporting requirement that required such accounting restatement.

SECTION 12. *CHANGE IN CONTROL.* In the event that a Participant's employment with the Company or service to the Company is terminated by the Company without Cause or by the Participant for Good Reason, in each case on or within 12 months following the date of a Change in Control, any outstanding Awards then held by such affected Participant which are unexercisable or otherwise unvested shall automatically be deemed exercisable or otherwise vested, as the case may be, as of immediately prior to such termination of employment; provided, that in the event the vesting or exercisability of any Award would otherwise be subject to the achievement of performance conditions, a portion of any such Award that shall become fully vested and immediately exercisable shall be based on (a) actual performance through the date of termination as determined by the Committee or (b) if the Committee determines that measurements of actual performance cannot be reasonably assessed, the assumed achievement of target performance as determined by the Committee.

SECTION 13. *GENERAL PROVISIONS*.

(a) *NONTRANSFERABILITY.*

(i) Each Award, and each right under any Award, shall be exercisable only by the Participant during the Participant's lifetime, or, if permissible under applicable law, by the Participant's legal guardian or representative.

(ii) No Award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a Participant otherwise than by will or by the laws of descent and distribution, and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company or any Affiliate; provided that the designation of a beneficiary shall not constitute an assignment, alienation, pledge, attachment, sale, transfer or encumbrance.

(iii) Notwithstanding the foregoing, the Committee may in the applicable Award Agreement evidencing an Option granted under the Plan or at any time



thereafter in an amendment to an Award Agreement provide that Options granted hereunder which are not intended to qualify as Incentive Stock Options may be transferred by the Participant to whom such Option was granted (the "Grantee") without consideration, subject to such rules as the Committee may adopt to preserve the purposes of the Plan, to:

(A) the Grantee's spouse, children or grandchildren (including adopted and stepchildren and grandchildren) (collectively, the "Immediate Family");

(B) a trust solely for the benefit of the Grantee and his or her Immediate Family; or

(C) a partnership or limited liability company whose only partners or stockholders are the Grantee and his or her Immediate Family members;

(each transferee described in clauses (A), (B) and (C) above is hereinafter referred to as a "Permitted Transferee"); PROVIDED that the Grantee gives the Committee advance written notice describing the terms and conditions of the proposed transfer and the Committee notifies the Grantee in writing that such a transfer would comply with the requirements of the Plan and any applicable Award Agreement evidencing the option.

The terms of any option transferred in accordance with the immediately preceding sentence shall apply to the Permitted Transferee and any reference in the Plan or in an Award Agreement to an optionee, Grantee or Participant shall be deemed to refer to the Permitted Transferee, except that (a) Permitted Transferees shall not be entitled to transfer any Options, other than by will or the laws of descent and distribution; (b) Permitted Transferees shall not be entitled to exercise any transferred Options unless there shall be in effect a registration statement on an appropriate form covering the shares to be acquired pursuant to the exercise of such Option if the Committee determines that such a registration statement is necessary or appropriate, (c) the Committee or the Company shall not be required to provide any notice to a

Permitted Transferee, whether or not such notice is or would otherwise have been required to be given to the Grantee under the Plan or otherwise and (d) the consequences of termination of the Grantee's employment by, or services to, the Company under the terms of the Plan and applicable Award Agreement shall continue to be applied with respect to the Grantee, following which the Options shall be exercisable by the Permitted Transferee only to the extent, and for the periods, specified in the Plan and the applicable Award Agreement.

(b) *NO RIGHTS TO AWARDS.* No Participant or other Person shall have any claim to be granted any Award, and there is no obligation for uniformity of treatment of Participants, or holders or beneficiaries of Awards. The terms and conditions of Awards and the Committee's determinations and interpretations with respect thereto need not be the same with respect to each Participant (whether or not such Participants are similarly situated).

(c) *SHARE CERTIFICATES.* All certificates for Shares or other securities of the Company or any Affiliate delivered under the Plan (or, if applicable, a notice evidencing a book entry notation) pursuant to any Award or the exercise thereof shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan or the rules, regulations, and other requirements of the SEC, any stock exchange upon which such Shares or other securities are then listed, and any applicable Federal or state laws, and the Committee may cause a legend or legends to be put on any such certificates, as applicable, make appropriate reference to such restrictions.

(d) *WITHHOLDING AND TAX RELATED MATTERS*.

(i) A Participant may be required to pay to the Company or any Affiliate, and the Company or any Affiliate shall have the right and is hereby authorized to withhold from any Award, from any payment due or transfer made under any Award or under the Plan or from any compensation or other amount owing to a Participant, the amount (in cash, Shares, other securities, other Awards or other property) of any applicable withholding taxes in respect of an Award, its exercise, or any payment or transfer under an Award or under the Plan and to



take such other action as may be necessary in the opinion of the Company to satisfy all obligations for the payment of such taxes. The Committee may provide for additional cash payments to holders of Awards to defray or offset any tax arising from the grant, vesting, exercise or payments of any Award.

(ii) Without limiting the generality of clause (i) above, unless otherwise determined by the Committee, a Participant may satisfy, in whole or in part, the foregoing withholding liability by delivery of Shares owned by the Participant (which are not subject to any pledge or other security interest) with a Fair Market Value equal to such withholding liability or by having the Company withhold from the number of Shares otherwise deliverable pursuant to the exercise or settlement of the Award a number of Shares with a Fair Market Value equal to such withholding liability.

(iii) Notwithstanding any provision of this Plan to the contrary, in connection with the transfer of an Award to a Permitted Transferee pursuant to Section 13(a) of the Plan, the Grantee shall remain liable for any withholding taxes required to be withheld upon the exercise of such Award by the Permitted Transferee.

(iv) No election by a Participant under Section 83(b) of the Code (to include in gross income in the year of grant the amounts specified in Code Section 83(b)) or under a similar provision of the laws of a jurisdiction outside the United States may be made unless expressly permitted by the terms of the Award document or by action of the Committee in writing prior to the effectiveness of such election.

(e) *409A OF THE CODE.* Notwithstanding any provision of the Plan to the contrary, it is intended that the provisions of this Plan comply with Section 409A of the Code, and all provisions of this Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A of the Code. Each Participant is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or in respect of such Participant in connection with this Plan or any other plan maintained by the Company (including any taxes and penalties under Section 409A of the Code), and neither the Company nor any Affiliate shall have

any obligation to indemnify or otherwise hold such Participant (or any beneficiary) harmless from any or all of such taxes or penalties. Notwithstanding any provision of the Plan to the contrary and only to the extent required to avoid the imputation of any tax, penalty or interest pursuant to Section 409A of the Code, if any Participant is a "specified employee" within the meaning of Section 409A(a)(2)(B)(i) of the Code, no payments in respect of any Award in connection with a Participant's "separation from service" that are "deferred compensation" subject to Section 409A of the Code shall be made to such Participant prior to the date that is six months after the date of Participant's "separation from service" (each as defined in Section 409A of the Code) or, if earlier, Participant's date of death. Following any applicable six (6) month delay, all such delayed payments will be paid in a single lump sum on the earliest permissible payment date. With respect to any Award that is considered "deferred compensation" subject to Section 409A of the Code, references in the Plan to "termination of employment" (and substantially similar phrases) shall mean "separation from service" within the meaning of Section 409A of the Code. Unless otherwise provided by the Committee, in the event that the timing of payments in respect of any Award (that would otherwise be considered "deferred compensation" subject to Section 409A of the Code) would be accelerated upon the occurrence of (i) a Change in Control, no such acceleration shall be permitted unless the event giving rise to the Change in Control satisfies the definition of a change in the ownership or effective control of a corporation, or a change in the ownership of a substantial portion of the assets of a corporation pursuant to Section 409A of the Code or (ii) a Disability, no such acceleration shall be permitted unless the Disability also satisfies the definition of "Disability" pursuant to Section 409A of the Code. For purposes of Section 409A of the Code, each of the payments that may be made in respect of any Award granted under the Plan is designated as separate payments.

(f) *AWARD AGREEMENTS.* Each Award hereunder shall be evidenced by an Award Agreement which shall be delivered to the Participant and shall specify the terms and conditions of the Award and any rules applicable thereto, including but not limited to the effect on such Award of the death, Disability, Retirement or termination of employment or service of a Participant and the effect, if any, of such other events as may be determined by the Committee.



(g) *NO LIMIT ON OTHER COMPENSATION ARRANGEMENTS.* Nothing contained in the Plan shall prevent the Company or any Affiliate from adopting or continuing in effect other compensation arrangements, which may, but need not, provide for the grant of Options, Restricted Stock, Shares and other types of Awards provided for hereunder (subject to stockholder approval if such approval is required), and such arrangements may be either generally applicable or applicable only in specific cases.

(h) *NO RIGHT TO CONTINUED EMPLOYMENT OR SERVICE.* The grant of an Award shall not be construed as giving a Participant the right to be retained in the employ of, or in any consulting or other service relationship (including as a director) to, the Company or any Subsidiary or Affiliate. Further, the Company or a Subsidiary or Affiliate may at any time dismiss a Participant from employment or discontinue any such consulting or service relationship, free from any liability or any claim under the Plan, unless otherwise expressly provided in the Plan or in any Award Agreement.

(i) *NO RIGHTS AS STOCKHOLDER.* Subject to the provisions of the applicable Award, no Participant or holder or beneficiary of any Award shall have any rights as a stockholder with respect to any Shares to be distributed under the Plan until he or she has become the holder of such Shares. Notwithstanding the foregoing, in connection with each grant of Restricted Stock hereunder, the applicable Award shall specify if and to what extent the Participant shall not be entitled to the rights of a stockholder in respect of such Restricted Stock.

(j) *GOVERNING LAW.* The validity, construction, and effect of the Plan and any rules and regulations relating to the Plan and any Award Agreement shall be determined in accordance with the laws of the State of New York.

(k) *SEVERABILITY.* If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any Person or Award, or would disqualify the Plan or any Award under any law or regulation deemed applicable by the Committee, such provision shall be construed or deemed amended to conform the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction, Person or Award and the remainder of the Plan and any such Award shall remain in full force and effect.

(l) *OTHER LAWS.* The Committee may delay or refuse to issue or transfer any Shares or other consideration under an Award if, acting in its sole discretion, it determines that the issuance or transfer of such Shares or such other consideration might violate any applicable law or regulation or entitle the Company to recover short-swing profits under Section 16(b) of the Exchange Act, and any payment tendered to the Company by a Participant, other holder or beneficiary in connection with the exercise of such Award shall be promptly refunded to the relevant Participant, holder or beneficiary. Without limiting the generality of the foregoing, no Award granted hereunder shall be construed as an offer to sell securities of the Company, and no such offer shall be outstanding, unless and until the Committee in its sole discretion has determined that any such offer, if made, would be in compliance with all applicable requirements of the U.S. federal securities laws.

(m) *NO TRUST OR FUND CREATED.* Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Subsidiary or Affiliate and a Participant or any other Person. To the extent that any Person acquires a right to receive payments from the Company or any Affiliate pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Company or any Affiliate.

(n) *NO FRACTIONAL SHARES.* No fractional Shares shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine whether cash, other securities, or other property shall be paid or transferred in lieu of any fractional Shares or whether such fractional Shares or any rights thereto shall be canceled, terminated, or otherwise eliminated.

(o) *PAYMENTS TO PERSONS OTHER THAN PARTICIPANTS.* If the Committee or the senior human resource officer of the Company shall find that any Person to whom any amount is payable under the Plan is unable to care for his affairs because of illness or accident, or is a minor, or has died, then any payment



due to such Person or his estate (unless a prior claim therefor has been made by a duly appointed legal representative) may, if the Committee or the senior human resource officer of the Company so directs the Company, be paid to his spouse, child, relative, an institution maintaining or having custody of such Person, or any other Person deemed by the Committee to be a proper recipient on behalf of such Person otherwise entitled to payment. Any such payment shall be a complete discharge of the liability of the Committee and the Company therefor.

(p) *RELATIONSHIP TO OTHER BENEFITS.* No payment or benefit under the Plan shall be taken into account in determining any benefits under any pension, Retirement, profit sharing, group insurance or other benefit plan of the Company or any Subsidiary except as otherwise specifically provided in such other plan.

(q) *HEADINGS.* Headings are given to the Sections and subsections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

